================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2006

                        Commission File Number: 001-15276

                       Banco Itau Holding Financeira S.A.
                       (Itau Holding Financing Bank S.A.)
                 (Translation of Registrant's Name Into English)

                    Praca Alfredo Egydio de Souza Aranha, 100
                         04344-902 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ___________________.

  Enclosure:   Financial Statements
               March 2006

               Management Discussion and Analysis
               March 2006

================================================================================

          [LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A.

                             [GRAPHICS APPEAR HERE]

          MANAGEMENT DISCUSSION & ANALYSIS AND COMPLETE FINANCIAL STATEMENTS MARCH 2006

CONTENTS

Executive Summary                                                             03
Analysis of the Consolidated Net Income                                       13
- Net Interest Margin                                                         14
- Results from Doubtful Loans                                                 15
- Banking Service Fees                                                        17
- Non Interest Expenses                                                       18
- Tax Expenses - ISS, PIS and COFINS                                          20
Pro Forma Financial Statements by Segment                                     23
Pro Forma Financial Statements by Sub-Segment                                 26
Itaubanco - Banking                                                           28
Credit Cards - Account Holders                                                29
Insurance, Pension Plans and Capitalization                                   30
Investment Funds and Managed Portfolio                                        34
Itau BBA                                                                      35
Itaucred                                                                      36
Risk Management                                                               40
Balance Sheet by Currency                                                     44
Activities Abroad                                                             45
Ownership Structure                                                           48
Performance in the Stock Market                                               49
Report of Independent Accountants                                             51
Complete Financial Statements                                                 53

In this quarter we changed the methodology of calculation used for transforming quarterly performance indicators into annual ones, by starting to show annualized rates on a linearly basis, instead of exponentially annualized rates.

The tables in this report show the figures in millions. However, the calculations of the variations and totals used figures in units.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in the interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products and prices, and changes in the tax legislation).

EXECUTIVE SUMMARY

HIGHLIGHTS - MANAGERIAL CRITERIA
                                             R$ Million (except where indicated)

----------------------------------------------------------------------------------------------------
STATEMENTS OF INCOME                                        1ST Q./06      4TH Q./05      1ST Q./05
----------------------------------------------------------------------------------------------------
  Net Income                                                     1,460          1,425          1,141
  Managerial Financial Margin (1)                                4,073          3,650          2,986
  Bank Service Fees                                              2,121          2,121          1,794
----------------------------------------------------------------------------------------------------
INCOME PER SHARE (R$)
----------------------------------------------------------------------------------------------------
  Consolidated Net Income per shares (2)                          1.32           1.29           1.00
  Number of Outstanding Shares - in thousands (2)            1,107,735      1,104,009      1,136,768
  Book Value per share (2)                                       15.00          14.09          12.87
  Dividends / JCP (3) (R$ Million)                                 553            534            346
  Dividends / JCP (3) per share  (2)                              0.50           0.48           0.30
  Market Capitalization (4) (R$ Million)                        70,895         62,156         49,449
  Market Capitalization (4) (US$ Million)                       32,634         26,554         18,547
----------------------------------------------------------------------------------------------------
PERFORMANCE RATIO (%)
----------------------------------------------------------------------------------------------------
  Return on Average Equity - Annualized (5)                       36.3%          37.0%          31.9%
  Return on Average Assets - Annualized                            3.7%           3.9%           3.3%
  Solvency Ratio (BIS Ratio)                                      16.9%          17.0%          18.3%
  Net Interest Margin                                             15.1%          14.3%          12.9%
  Provision for Loan Losses / NonPerforming Loans                  181%           192%           221%
  Efficiency Ratio                                                45.4%          50.1%          49.8%
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
BALANCE SHEET                                              MAR 31, 06       DEC 31, 05        MAR 31, 05
----------------------------------------------------------------------------------------------------------
  Total Assets                                                  163,204          151,241           146,403
     Credit Operations                                  63,969           60,636            50,980
     Sureties, Endorsements and Guarantees               8,077   72,046   7,121   67,756    6,032   57,012
                                                        ------           ------            ------
  Securities + Interbank Accounts                                43,791           42,905            38,967
  Total Deposits                                                 51,688           50,520            44,025
  Stockholder's Equity of Itau Consolidated                      16,619           15,560            14,629
----------------------------------------------------------------------------------------------------------
RELEVANT DATA
----------------------------------------------------------------------------------------------------------
  Assets Under Management                                       135,576          120,287           105,197
  Employees                                                      51,765           51,036            45,803
  Active Customers (Million)                                       12.6             12.5              11.9
  Products / Customer                                               5.1              5.1               5.0
  Branches (Units)                                                2,408            2,391             2,283
  CSBs (Units)                                                      791              783               792
  Automated Teller Machines (Units)                              22,316           22,023            21,346
----------------------------------------------------------------------------------------------------------

(1)  Defined on page 4.
(2) A stock split was carried out in Oct/05. All prior period amounts have been adjusted for better comparability.
(3)  JCP - Interest on Own Capital. Gross amount.
(4)  Calculated on the basis of the closing quotation for preferred shares.
(5)  The calculation of the Annualized Return of Average Stockholder's Equity
     (ROE) was carried out by dividing the Net Income of the Parent Company
     (R$ 1,460 million) by the Average Stockholders' Equity of the Parent Company (R$ 16,090 million). This quotient was multipled by four to get the annualized ROE ratio. If we had maintained the calculation method previously adopted, the ratio would have been 41.5% in the first quarter of 2006 and 42.5% in the fourth quarter of 2005.

          MARKET SHARES - MARCH 2006
          -----------------------------------------
          Asset Management                     14.7%
          Automobile Finance (*)               19.0%
          CPMF Collections                     15.3%
          Credit Cards                         21.6%
          Total Deposits (*)                    8.1%
          Insurance Premiums (*)               12.7%
          Private Pension Plans (*)            10.4%
          -----------------------------------------

          (*)  Referring to December/2005.
          Sources: Bacen, Susep, Anbid, Abel, Federal Revenue and Abecs.
          NB: Insurance premiums do not include health insurance.

3    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

MANAGERIAL STATEMENT OF INCOME

We have adopted a strategy of managing the foreign exchange risk on the capital invested abroad as to avoid the impact of exchange rate variations to impact results. In order to achieve such objective, the foreign exchange risk is neutralized and the investments are remunerated in reais (R$) by the use of derivative financial instruments. Our strategy for hedging also takes into consideration the related tax effects: both those relating to the non-taxation or deductibility of the exchange rate variation at moments of appreciation or depreciation, respectively, of the real against foreign currencies, and those arising from the use of derivative financial instruments.

In the periods in which the variation in the parity between the real and foreign currencies is considerable, a significant impact is to be seen in various lines of the financial statements, with particular emphasis on the financial revenues and expenses.

As a result, starting from the second quarter of 2005, we began to disclose, in the Management Discussion and Analysis, the Managerial Statement of Income, which highlights the impact of exchange rate variation on the capital investments abroad and the effects arising from hedging this position. The Managerial Statement of Income is obtained from a series of reclassifications made to the accounting statement of income, and the managerial financial margin includes two adjustments in relation to the accounting financial margin: (i) all the effects of the exchange rate variation on the investments abroad, which are distributed over several lines in the accounting statement of income; and
(ii) the tax effects of hedging these investments, which are reflected in the accounting statement of income in the tax expenses (PIS and COFINS) and income tax and social contribution lines.

Furthermore, the managerial financial margin has been subdivided, to show the managerial financial margin of the banking operations associated with customer business activities, the managerial treasury financial margin, in which an opportunity cost is attributed for each transaction, and the managerial financial margin of the management of the foreign exchange risk of the investments abroad, which basically corresponds to the remuneration of the capital used for these investments at the CDI rate. Below, we show a table explaining how the managerial financial margin is determined for the management of the foreign exchange risk of the investments abroad.

Finally, it should be noted that the Real appreciated 7.2% in relation to the US Dollar over the first quarter of 2006; the quotation of the dollar reached
R$ 2.1724 at the end of March 2006, compared to R$ 2.3407 at December 31, 2005. We also note that, in the course of the fourth quarter of 2005, the Real depreciated 5.3% in relation to the US Dollar, reaching a quotation of R$ 2.3407 in December, compared to R$ 2.2222 in September 2005.

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------------------------------
                                                                            INITIAL     RESULT GROSS                   RESULT NET
                            1ST QUARTER/06                                  BALANCE       OF TAXES      TAX EFFECTS     OF TAXES
----------------------------------------------------------------------------------------------------------------------------------
Capital Investments Abroad (A)                                                  5,822
Exchange Variation on Investments Abroad (B)                                                    (406)                         (406)
Effect of exchange risk management of investments abroad (C)=(D)+(E)                             882           (327)           555
                                                                                        ------------   ------------   ------------
  Assets Position in DI (D)                                                     5,822            236            (88)           149
  Liabilities Position in Foreign Currency (E)                                 (9,251)           646           (239)           406
----------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin of Exchange Risk of Investments
 Abroad (F) = (B) + (C)                                                                          476           (327)           149
----------------------------------------------------------------------------------------------------------------------------------

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------------------------------
                                                                            INITIAL     RESULT GROSS                   RESULT NET
                            4TH QUARTER/05                                  BALANCE       OF TAXES      TAX EFFECTS     OF TAXES
----------------------------------------------------------------------------------------------------------------------------------
Capital Investments Abroad (A)                                                  5,637
Exchange Variation on Investments Abroad (B)                                                     265                           265
Effect of exchange risk management of investments abroad (C)=(D)+(E)                            (158)            59           (100)
                                                                                        ------------   ------------   ------------
  Assets Position in DI (D)                                                     5,637            262            (97)           165
  Liabilities Position in Foreign Currency (E)                                 (8,957)          (421)           156           (265)
----------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin of Exchange Risk of Investments
 Abroad (F) = (B) + (C)                                                                          106             59            165
----------------------------------------------------------------------------------------------------------------------------------

4    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

MANAGERIAL STATEMENT OF INCOME

STATEMENT OF INCOME

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------------------------------
                                                                                             BANCO ITAU HOLDING
                                                                         ---------------------------------------------------------
                                                                                             MANAGERIAL ADJUSTS
                                                                                        ---------------------------
                                                                                          EXCHANGE      TAX EFFECTS
                                                                                            RATE           FROM
                                                                                        VARIATION ON     HEDGE OF
                                                                                         INVESTMENTS    INVESTMENTS
                            1ST QUARTER/06                                ACCOUNTING       ABROAD         ABROAD       MANAGERIAL
----------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                                     4,366             34           (327)         4,073
  o  Banking Operations                                                         3,628              -              -          3,628
  o  Treasury                                                                     296              -              -            296
  o  Management of Foreign Exchange Risk from Investments Abroad -
     net of tax effects                                                           442             34           (327)           149

Result from Loan Losses                                                        (1,281)            (6)             -         (1,287)
  Provision for Loan and Lease Losses                                          (1,440)            (6)             -         (1,445)
  Credits Recoveries and Renegotiated                                             159              -              -            159

Net Income from Financial Operations                                            3,085             28           (327)         2,787

Other Operating Income / (Expenses)                                              (725)            18             41           (667)
  Banking Service Fees                                                          2,121              1              -          2,121
  Result from Operations of Insurance,
   Capitalization and Pension Plans                                               226              -              -            226
  Non-Interest Expenses                                                        (2,775)            (7)             -         (2,782)
  Tax Expenses for ISS, PIS and COFINS                                           (466)             -             41           (425)
  Equity in the Earnings of Associated Companies                                   37             24              -             61
  Other Operating Income                                                          132              -              -            132

Operating Income                                                                2,360             46           (286)         2,120

Non-Operating Income                                                               (2)             1              -             (2)

Income before Tax                                                               2,358             47           (286)         2,118
Income Tax and Social Contribution                                               (732)            (3)           286           (449)
Profit Sharing                                                                   (167)             -              -           (167)
Minority Interests                                                                  2            (43)             -            (42)

  Net Income                                                                    1,460              -              -          1,460
----------------------------------------------------------------------------------------------------------------------------------

Reconciliation of the Managerial Financial Margin of the Management of the Foreign Exchange Risk of the Investments Abroad (table on the previous page); R$ 442 million + R$ 34 million = R$ 476 million.

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------------------------------
                                                                                             BANCO ITAU HOLDING
                                                                         ---------------------------------------------------------
                                                                                             MANAGERIAL ADJUSTS
                                                                                        ---------------------------
                                                                                          EXCHANGE      TAX EFFECTS
                                                                                            RATE           FROM
                                                                                        VARIATION ON     HEDGE OF
                                                                                         INVESTMENTS    INVESTMENTS
                            4TH QUARTER/05                                ACCOUNTING       ABROAD         ABROAD       MANAGERIAL
----------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                                     3,611            (19)            59          3,650
  o  Banking Operations                                                         3,351              -              -          3,351
  o  Treasury                                                                     134              -              -            134
  o  Management of Foreign Exchange Risk from Investments Abroad -
     net of tax effects                                                           125            (19)            59            165

Result from Loan Losses                                                          (974)             3              -           (971)
  Provision for Loan and Lease Losses                                          (1,220)             3              -         (1,217)
  Credits Recoveries and Renegotiated                                             246              -              -            246

Net Income from Financial Operations                                            2,637            (17)            59          2,679

Other Operating Income / (Expenses)                                              (696)           (12)            (7)          (715)
  Banking Service Fees                                                          2,121             (0)             -          2,121
  Result from Operations of Insurance,
   Capitalization and Pension Plans                                               218              -              -            218
  Non-Interest Expenses                                                        (2,912)             3              -         (2,909)
  Tax Expenses for ISS, PIS and COFINS                                           (435)             -             (7)          (442)
  Equity in the Earnings of Associated Companies                                   55            (18)             -             38
  Other Operating Income                                                          256              3              -            260

Operating Income                                                                1,941            (28)            51          1,964

Non-Operating Income                                                               10             (0)             -             10

Income before Tax                                                               1,951            (28)            51          1,974
Income Tax and Social Contribution                                               (339)             2            (51)          (388)
Profit Sharing                                                                   (144)             -              -           (144)
Minority Interests                                                                (43)            26              -            (17)

  Net Income                                                                    1,425              -              -          1,425
----------------------------------------------------------------------------------------------------------------------------------

Reconciliation of the Managerial Financial Margin of the Management of the Foreign Exchange Risk of the Investments Abroad (table on the previous page); R$ 125 million - R$ 19 million = R$ 106 million.

5    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

FIRST QUARTER OF 2006

NET INCOME AND ANNUALIZED RETURN ON AVERAGE EQUITY

                             [CHART APPEARS HERE]

CREDIT OPERATIONS (*)

                             [CHART APPEARS HERE]

(*) Endorsements and sureties included

We achieved consolidated net income of R$ 1,460 million in the first quarter of 2006, which corresponds to a 2.5% increase in relation to the result achieved in the last quarter of the previous year. The stockholders' equity of the parent company amounted to R$ 16,619 million at March 31, 2006, with a 6.8% increase in comparison with the final balance of 2005.

The annualized return on average equity reached 36.3%, and the annualized return on average total assets came to 3.7% in the period. We note that this quarter we changed the methodology of calculation used for transforming quarterly performance indicators into annual ones, by starting to show annualized rates on a straight-line basis, instead of exponentially annualized rates. The solvency ratio (BIS Ratio) remained practically unchanged, at 16.9% in March 2006, compared to 17.0% in December 2005.

LOAN PORTFOLIO
                                                                      R$ Million

------------------------------------------------------------------------------------------------------------
                                                                                     VARIATION (%)
------------------------------------------------------------------------------------------------------------
                                         MAR 31, 06   DEC 31, 05   MAR 31, 05   MAR06-DEC05     MAR06-MAR05
------------------------------------------------------------------------------------------------------------
Individuals (A)                              30,813       28,471       20,770            8.2%           48.4%
   Credit Card                                6,904        7,216        5,033           -4.3%           37.2%
   Personal Loans                            11,457       10,320        8,467           11.0%           35.3%
   Vehicles                                  12,451       10,936        7,270           13.9%           71.3%

Small businesses and middle market (B)       13,741       12,784       10,496            7.5%           30.9%

Directed loans (C)                            4,529        4,541        4,338           -0.3%            4.4%

Sub-Total (A) + (B) + (C)                    49,084       45,797       35,604            7.2%           37.9%

Corporate                                    22,962       21,960       21,408            4.6%            7.3%
------------------------------------------------------------------------------------------------------------
Total                                        72,046       67,756       57,012            6.3%           26.4%
------------------------------------------------------------------------------------------------------------

The balance of the loan portfolio, including endorsements and sureties, grew
R$ 4,290 million in the quarter, to reach R$ 72,046 million. The highlight of the period was the 13.9% increase in the balance of vehicle financing transactions, which totaled R$ 12,451 million. Personal loan transactions also showed significant growth in the quarter, increasing 11.0%, to reach a balance of R$ 11,457 million. With regard to the portfolio of Business Customers, the loans to micro, small and medium businesses stand out; they reached R$ 13,741 million, with a 7.5% increase in relation to the closing balance of the previous quarter.

MANAGERIAL FINANCIAL MARGIN

                             [CHART APPEARS HERE]

The managerial financial margin grew R$ 423 million in the period, to total
R$ 4,073 million. Banking operations were the main factor responsible for this growth, generating a financial margin of R$ 3,628 million, with an increase of R$ 277 million in relation to the previous quarter. The financial margin of the banking operations was driven basically by the expansion of the balance of the loan portfolio, by the change in its mix, and by the accrual of revenues and expenses from deposits and liabilities connected with tax and social security appeals, which started to be recognized on an accrual basis, contributing
R$ 169 million to the financial margin. Furthermore, there was a reversal in the quarter of R$ 90 million of additional provision to cover risks of present and future swings in the quotations of securities, because of the continuous decline of the volatility risk in the financial markets. The performance of treasury resulted in a financial margin of R$ 296 million in the quarter, a rise of R$ 162 million in relation to the previous quarter. This increase is basically associated with gains from strategies adopted in the domestic and international markets, highlighting local fixed rate positions, transactions involving foreign exchange parities, derivative financial instruments, and trading in sovereign debt securities. Finally, the fall in the CDI rate between the quarters caused an impact on the financial margin of the management of the foreign exchange risk of the investments abroad, reducing it by R$ 16 million.

6    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

FIRST QUARTER OF 2006

NPL RATIO(*) - INDIVIDUALS X BUSINESSES (%)

                             [CHART APPEARS HERE]

(*) Nonperforming Loans: Loans overdue for more than 60 days.

Our level of nonperforming loans reached the rate of 4.0% at the closure of the quarter, which corresponds to a growth of 50 basis points in relation to the previous quarter. This increase was expected, since it is associated with our strategy of expanding the volume and changing the mix of the loan portfolio, aiming at transactions capable of generating larger contributions to the financial margin. Our models for evaluating credit risk adopt a methodology that seeks to estimate the risk in a stress test from a complete view of the economic cycle, taking into consideration in particular the possibilities of reversal of cycles. Accordingly, in view of the growth of the loan portfolio and of the alteration in its mix, we expanded the balance of the provision in excess of the minimum required by the banking authorities to R$ 1,500 million in the first quarter of 2006, which contributed towards the R$ 130 million growth in the expenses of the period.

BANKING SERVICE FEES

                             [CHART APPEARS HERE]

In the first quarter of 2006, banking service fees totaled R$ 2,121 million, remaining stable in relation to the previous quarter. In the period, the highlights were: the R$ 19 million increase in the revenues from fund management, relating to the increase in the volume of assets under management; the R$ 15 million increase in the revenues from brokerage, from our growing activity as an investment bank; and the R$ 12 million growth of the revenues from loan transactions, because of the increase in the volumes of vehicle financing, leasing, and installment loans. On the other hand, these increases were offset by the R$ 52 million fall in the revenues from credit cards, relating in part to the seasonal warm-up of economic activity in the fourth quarter of the year and later reduction in the first quarter of the subsequent year.

NON INTEREST EXPENSES

                             [CHART APPEARS HERE]

Non-interest expenses added up to R$ 2,782 million, which corresponds to a 4.4% reduction in relation to the expenses of the previous quarter. Basically, the first quarter of 2006 was characterized by a seasonal reduction in non-interest expenses, after a period with a greater concentration of expenses, characterized by the months that precede the end of year festivities, as can be observed in the graph on the left. Accordingly, the efficiency ratio was positively affected, reaching 45.4%, which corresponds to a 470 basis points reduction in relation to the previous period.

EFFICIENCY RATIO (%) (*)

                             [CHART APPEARS HERE]

(*)  The efficiency ratio calculation criteria are detailed on page 19.

UNREALIZED RESULT

                             [CHART APPEARS HERE]

The unrealized profit / (loss) in the results amounted to R$ 2,535 million at March 31, 2006, growing R$ 601 million in relation to the previous quarter. This increase arises basically from the appreciation of the shares of Banco BPI which are part of our investment. On the other hand, the impact of the reversal of R$ 90 million of additional provision for securities was fully absorbed by the increase in the market value of the loan transactions, associated, in turn, with a fall in the interest rates practiced in the transactions, and used in determining the present value of the portfolio. Finally, we note that the provision in excess of the minimum required to cover doubtful debts, totaling
R$ 1,500 million, is not taken into consideration in determining the unrealized profit / (loss).

7    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

CONSOLIDATED BALANCE SHEET

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                           VARIATION
-----------------------------------------------------------------------------------------------------------------------------
ASSETS                                                    MAR 31, 06   DEC 31, 05   MAR 31, 05    MAR06-DEC05    MAR06-MAR05
-----------------------------------------------------------------------------------------------------------------------------
Current and Long Term Assets                                 160,290      148,367      143,404          11,923         16,886
     Cash And Cash Equivalents                                 2,332        2,085        1,963             247            369
     Short-term Interbank Deposits                            22,362       22,877       22,002            (515)           360
     Securities and Derivative Financial Instruments          35,601       33,128       29,750           2,473          5,851
     Interbank and Interbranch Accounts                       13,471       13,707       11,932            (235)         1,540
     Loans, Leasing Operations and Other Credits              63,969       60,636       50,980           3,334         12,989
     (Allowance for Loan Losses)                              (4,668)      (4,107)      (3,288)           (561)        (1,380)
     Other Assets                                             27,223       20,042       30,065           7,181         (2,843)
          Foreign Exchange Portfolio                          12,621        6,514       13,417           6,107           (796)
          Others                                              14,602       13,528       16,648           1,074         (2,046)

Permanent Assets                                               2,914        2,875        2,998              39            (85)

     Investments                                                 827          749          842              78            (15)
     Fixed Assets                                              1,808        1,854        1,926             (46)          (119)
     Deferred Changes                                            279          272          230               8             49
-----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                 163,204      151,241      146,403          11,962         16,801
-----------------------------------------------------------------------------------------------------------------------------

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------------------------
                                                                                                          VARIATION
-----------------------------------------------------------------------------------------------------------------------------
LIABILITIES                                               MAR 31, 06   DEC 31, 05   MAR 31, 05    MAR06-DEC05    MAR06-MAR05
-----------------------------------------------------------------------------------------------------------------------------
Current and Long Term Liabilities                            145,171      134,487      130,524          10,684         14,647
     Deposits                                                 51,688       50,520       44,025           1,168          7,663
          Demand Deposits                                     11,681       12,689       10,669          (1,009)         1,012
          Saving Account                                      19,204       19,783       19,024            (579)           180
          Interbank Deposits                                     800          646        1,055             155           (255)
          Time Deposits                                       20,003       17,402       13,277           2,601          6,726
     Deposits Received under Securities
      Repurchase Agreements                                   21,915       22,031       17,367            (116)         4,548
     Funds from Acceptances and Issue of Securities            6,714        4,961        3,750           1,754          2,965
     Interbank and Interbranch Accounts                        2,271        1,043        2,085           1,228            186
     Borrowings and On-lendings                                8,201        9,156       10,229            (956)        (2,029)
     Derivative Financial Instruments                          2,290        2,436        2,243            (146)            47
     Technical Provisions for Insurance,
      Pension Plans and Cap.                                 15,538       14,640       11,554             899          3,984
     Other Liabilities                                        36,554       29,701       39,271           6,852         (2,718)
          Foreign Exchange Portfolio                          12,813        6,634       13,567           6,179           (754)
          Subordinated Debt                                    4,471        4,584        4,770            (114)          (299)
          Others                                              19,270       18,482       20,934             788         (1,664)

Deferred Income                                                   73           71           45               2             28
Minority interest in subsidiaries                              1,341        1,124        1,205             218            137

Stockholder's Equity                                          16,619       15,560       14,629           1,059          1,990
-----------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                            163,204      151,241      146,403          11,962         16,801
=============================================================================================================================
Deposits                                                      51,688       50,520       44,025           1,168          7,663
Assets under Management                                      135,576      120,287      105,197          15,290         30,379

Total Deposits + Assets Under Management                     187,264      170,807      149,222          16,458         38,042
-----------------------------------------------------------------------------------------------------------------------------

8    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

CONSOLIDATED STATEMENT OF INCOME

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                               VARIATION
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                        1ST Q06 -     1ST Q06 -
                                                                      1ST Q./06  4TH Q./05  1ST Q./05   4TH Q05       1ST Q05
--------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                               4,073      3,650      2,986          423         1,087
   o Banking Operations                                                   3,628      3,351      2,605          277         1,023
   o Treasury                                                               296        134        235          162            62
   o Management of Foreign Exchange Risk from Investments                   149        165        146          (16)            3
   Abroad - net of tax effects

Result for Loan Losses                                                   (1,287)      (971)      (594)        (315)         (693)
    Provision for Loan and Lease Losses                                  (1,445)    (1,217)      (756)        (228)         (690)
    Credits Recoveries and Renegociated                                     159        246        162          (87)           (4)

Net Income from Financial Operations                                      2,787      2,679      2,392          108           394

Other Operation Income (Expenses)                                          (667)      (715)      (475)          49          (191)
    Banking Service Fees                                                  2,121      2,121      1,794            1           327
    Result from Operations of Insurance, Cap. and Pension Plans             226        218        206            8            20
    Non-Interest Expenses                                                (2,782)    (2,909)    (2,371)         127          (411)
    Tax Expenses for ISS, PIS and COFINS                                   (425)      (442)      (340)          17           (86)
    Equity in the Earnings of Associated Companies                           61         38        124           23           (63)
    Other Operating Income                                                  132        260        112         (127)           21

Operating Income                                                          2,120      1,964      1,917          156           203

   Non-operating Income                                                      (2)        10          6          (12)           (8)

Income before Tax                                                         2,118      1,974      1,923          144           195

Income Tax and Social Contribution                                         (449)      (388)      (468)         (61)           18
Extraordinary Results                                                         0          0       (142)           0           142
Profit Sharing                                                             (167)      (144)       (92)         (23)          (76)
Minority Interests                                                          (42)       (17)       (81)         (25)           39
--------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                1,460      1,425      1,141           35           319
================================================================================================================================
   Number of shares outstanding (1) (in thousands)                    1,107,735  1,104,009  1,136,768        3,725       (29,033)
   Book value per share - (R$) (1)                                        15.00      14.09      12.87         0.91          2.13
   Net income per share - (R$) (1)                                         1.32       1.29       1.00         0.03          0.31
--------------------------------------------------------------------------------------------------------------------------------

(1) A stock split was carried out in Oct/05 . All prior periods amounts have been adjusted for better comparability.

9    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY - FIRST QUARTER OF 2006

INCOME BY SEGMENT
ITAUBANCO

The net income achieved by Itaubanco in the first quarter of 2006 amounted to R$ 824 million, which corresponds to a 7.1% reduction in relation to the previous quarter. Itaubanco's managerial financial margin grew R$ 394 million in relation to the previous quarter, reaching R$ 2,529 million. The main factors responsible for this increase were: the increase in the loan transactions aimed at the financing of consumption; the accrual of revenues and expenses from deposits and liabilities connected with the lodging of tax and social security appeals, causing an impact of R$ 169 million on the financial margin; a larger reversal of additional provision for covering risks of present and future swings in the quotations of securities and the R$ 78 million increase in the net results from treasury, which occurred basically because of gains on derivative financial instruments and from the trading of sovereign debt securities. On the other hand, the expenditure connected with credit risk (NPL) grew R$ 258 million in the quarter, as a result of the increase of the loan portfolio, of the growth of overdue transactions and of a greater expense for the setting up of provision in excess of the minimum required by the banking authorities (an expense of R$ 66 million in this quarter, compared to R$ 45 million in the previous quarter); there was a R$ 72 million reduction in the revenue from recoveries of loans written off as a loss. With regard to this last factor, we note that in the fourth quarter of 2005 we had carried out an intense loan recovery campaign, taking advantage of the inflow of the thirteenth-month salary into the economy. The variation in the Others item is explained basically by the recognition, in the fourth quarter of 2005, of the revenue connected with the termination of the partnership contract entered into between us and America Online Latin America Inc. (AOLA), in the amount of R$ 120 million. Furthermore, we had an increase of R$ 21 million in tax expenses for ISS, PIS and COFINS, associated with the updating of judicial deposits and liabilities for tax and social security risks.

ITAU BBA

In the first quarter of 2006, Itau BBA achieved a financial margin of R$ 611 million, which reflects a 10.4% increase in relation to the previous quarter. The financial margin from banking operations totaled R$ 281 million in the period, with a 7.4% reduction in relation to the previous quarter, basically because of the fall in the interest rate that remunerates the capital allocated to the banking operations. The financial margin of treasury added up to R$ 285 million in the period, reflecting the strategies adopted by Itau BBA in the domestic and international markets, especially the local fixed rate positions, the transactions involving foreign exchange parities, and the positions in Brazilian sovereign debt securities. The result from doubtful loans showed a R$ 13 million reversal of provision in the first quarter of 2006, basically because of revaluations of risk ratings and effects of the appreciation of the real against the US dollar. Banking service fees totaled R$ 131 million in the first quarter of 2006, a 20.8% increase in relation to the previous quarter, associated with the revenues coming from investment banking transactions and the increase in the cash management services offered to the customers. Non-interest expenses totaled R$ 168 million, showing a 28.4% reduction in relation to the previous quarter, as a result of the R$ 74 million managerial adjustment recorded in the last quarter of 2005, relating to the revaluation of the profile and potential of the customers and their subsequent reallocation to the most suitable segment.

ITAUCRED

In the first quarter of 2006, the net income of the Itaucred segment added up to R$ 130 million, which corresponds to a 41.8% increase in relation to the previous period. The managerial financial margin of the banking operations grew R$ 88 million in this period, to reach R$ 820 million. This increase is associated with the expansion in the volume of the loan transactions, with special mention of the vehicle financing transactions. The credit card transactions of customers not holding a current account showed a reduction in receivables of R$ 568 million, after the year-end seasonal growth. However, the volume financed grew R$ 434 million in the quarter, expanding the segment's contribution to the financial margin. This increase in the volume financed also produced an impact on the expense for provision for doubtful loans, contributing to its increase. In the quarter, we expanded by R$ 64 million the balance of the provision in excess of the minimum required by the banking authorities in the Itaucred segment. With regard to Taii, the first quarter of 2006 was characterized by the continued expansion of the operation, with the increase in the number of outlets, expansion of the offer of financial products and services, and the improvement of the already existing products. Taii ended the first quarter of 2006 with 4.5 million customers, which corresponds to a 19.0% increase in relation to the close of 2005. Furthermore, with less than 2 years in operation in the market, Taii has become the finance company with the greatest coverage in Brazil, through almost 700 points of sale.

--------------------------------------------------------------------------------
CORPORATION

The results of the Corporation are basically derived from the financial results arising from the investment of our excess capital, as well as from the occasional occurrence of extraordinary items in the results. In the first quarter of 2006, the net income of the corporation totaled R$ 115 million, impacted by higher income from participating interests in associated companies and by the effect of the mark-to-market adjustments of its investments arising from tax incentives.

10    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

FIRST QUARTER OF 2006

The pro forma financial statements of Itaubanco, Itau BBA, Itaucred and Corporation segments, set out below, are based on managerial information and reflect more accurately the performance of our various business units. The variations that turn up in the income statements of the segments, between the first quarter of 2006 and the fourth quarter of 2005, are presented bellow:

PRO FORMA STATEMENT OF INCOME PER SEGMENT

                                                                      R$ Million

----------------------------------------------------------------------------------------------
                                               1ST Q./06   4TH Q./05   VARIATION    1ST Q./05
----------------------------------------------------------------------------------------------
                  ITAUBANCO
----------------------------------------------------------------------------------------------
     Managerial Financial Margin                   2,529       2,135          394        1,994
     Result from Loan Losses                        (928)       (671)        (258)        (434)
     Banking Service Fees                          1,721       1,741          (20)       1,544
     Non-Interest Expenses(1)                     (2,097)     (2,120)          23       (1,933)
     Income Tax and Social Contribution             (279)       (281)           2         (336)
     Other(2)                                       (122)         84         (206)         (35)
----------------------------------------------------------------------------------------------
Net Income of Itaubanco (A)                          824         888          (63)         801
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                  ITAU BBA
----------------------------------------------------------------------------------------------
     Managerial Financial Margin                     611         554           57          345
     Result from Loan Losses                          13         127         (114)          56
     Banking Service Fees                            131         108           22           79
     Non-Interest Expenses(1)                       (168)       (234)          67         (130)
     Income Tax and Social Contribution             (125)       (119)          (6)         (79)
     Other(2)                                        (72)        (56)         (15)         (23)
----------------------------------------------------------------------------------------------
Net Income of Itau BBA (B)                           390         379           11          247
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                  ITAUCRED
----------------------------------------------------------------------------------------------
     Managerial Financial Margin                     820         732           88          445
     Result from Loan Losses                        (371)       (308)         (63)        (155)
     Banking Service Fees                            270         276           (6)         172
     Non-Interest Expenses(1)                       (496)       (517)          21         (296)
     Income Tax and Social Contribution              (37)        (23)         (15)         (42)
     Other(2)                                        (55)        (68)          13          (28)
----------------------------------------------------------------------------------------------
Net Income of Itaucred (C)                           130          92           38           96
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                  CORPORATION
----------------------------------------------------------------------------------------------
     Managerial Financial Margin                     114         230         (116)         202
     Banking Service Fees                             (1)         (4)           3           (1)
     Non-Interest Expenses(1)                        (21)        (37)          16          (12)
     Income Tax and Social Contribution               (8)         34          (42)         (11)
     Extraordinary Result                              -           -            -         (142)
     Other(3)                                         32        (156)         188          (39)
----------------------------------------------------------------------------------------------
Net Income of Corporation (D)                        115          66           49           (3)
-----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
NET INCOME of ITAU (A)+(B)+(C)+(D)                 1,460       1,425           35        1,141
----------------------------------------------------------------------------------------------

(1) Includes Personnel Expenses, Other Administrative Expenses, Tax Expenses - CPMF and Other Taxes, and Other Operating Expenses.
(2) Includes the Income from Insurance, Pension Plan and Capitalization Operations, Tax Expenses - ISS, PIS and COFINS, Other Operating Revenues, Non-Operating Income and Profit Sharing.
(3) Includes Result from Doubtful Accounts, Tax Expenses - ISS, PIS and COFINS, Equity in the Earnings of Associated Companies, Other Operating Revenues, Non-Operating Income, Profit Sharing and Minority Interests in Subsidiary Companies.

11    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

                             [GRAPHIC APPEARS HERE]

[LOGO OF BANCO ITAU] BANCO ITAU HOLDING FINANCEIRA S.A.

                     ANALYSIS OF THE CONSOLIDATED NET INCOME

ANALYSIS OF THE CONSOLIDATED NET INCOME

FOREIGN EXCHANGE AND INTEREST

The Monetary Policy Committee's process of reducing the basic interest rate (Selic) continued throughout the first quarter of 2006, lowering the target for the basic interest rate from 18.0% p.y. in December 2005 to 16.5% p.y. in March 2006. In the period, the real once again appreciated against the US dollar, reaching a quotation of R$ 2.1724, which is equivalent to a 7.2% variation in the quarter. The country risk, represented by the Emerging Markets Bond Index
(EMBI) reached 235 basis points at March 31, which represents a significant reduction compared to the 305 basis points at the close of 2005.

In the quarter, investments by foreigners in public securities and in venture capital funds were exempted from income tax, with the objective of facilitating the lengthening of the maturity profile of the public debt and the fall of interest rates.

MACROECONOMIC INDEX

------------------------------------------------------------------------------
                                          MAR 31, 06   DEC 31, 05   MAR 31, 05
------------------------------------------------------------------------------
EMBI Brazil                                      235          305          456
CDI (in the Quarter)                             4.0%         4.3%         4.2%
Exchange Rate (Var. in the Quarter)             -7.2%         5.3%         0.4%
Exchange Rate (Quotation in R$)               2.1724       2.3407       2.6662
IGPM (in the Quarter)                            0.7%         1.0%         1.5%
Savings (TR + 6% p.y.)                           2.0%         2.1%         2.1%
------------------------------------------------------------------------------

NET INCOME IN THE FIRST QUARTER OF 2006

We achieved consolidated net income of R$ 1,460 million in the first quarter of 2006, which corresponds to a 2.5% increase in relation to the net income achieved in the last quarter of the previous year. At March 31, 2006, the stockholders' equity of the parent company reached a balance of R$ 16,619 million, showing 6.8% growth when compared to the closing balance of the previous quarter. These factors made the annualized return on average equity
(ROE) reach 36.3% in the period (we remind you that from this quarter onwards the ROE ratio is being annualized on a straight-line basis).

The total balance of assets reached R$ 163,204 million at the end of the quarter, which is equivalent to growth of 7.9% in relation to the previous period. This increase is associated basically with the expansion of the balance of the loan portfolio and to the intensification of the transactions at the Itau and Itau BBA Customer dealing rooms, generating foreign exchange arbitrage with the objective of hedging the positions taken up in our commercial activities. Accordingly, the annualized return on average total assets (ROA) reached 3.7% in the period.

In the first quarter of 2006, the total of the loan portfolio, including endorsements and sureties, reached R$ 72,046 million, growing 6.3% in the period, and contributing to the consistent and sustainable expansion of our financial margin.

The portfolio of Individual Customers grew 8.2% in the quarter, to reach
R$ 30,813 million. The vehicle financing and leasing transactions saw an increase of R$ 1,516 million in the period, followed by the increase of R$ 1,138 million in personal loan transactions. On the other hand, the total balance of credit card transactions saw a seasonal reduction of R$ 311 million, to reach R$ 6,904 million. It is, however, important to point out that, in spite of the fall of R$ 1,122 million in receivables, the volume financed of the credit card transactions grew R$ 810 million in the quarter.

The loan portfolio of Business Customers had an increase of 5.6% in the period, reaching R$ 36,703 million. The portion referring to micro, small and medium companies grew 7.5% in the quarter, to a total of R$ 13,741 million, while loans to large companies added up to R$ 22,962 million, which corresponds to a 4.6% increase in relation to the previous quarter.

To finalize, the balance of mandatory loans showed a reduction of 0.3% in a comparison between quarters, amounting to R$ 4,529 million.

COMPOSITION OF CREDIT PORTFOLIO

                              [CHART APPEARS HERE]

13    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

FINANCIAL MARGIN

Our managerial financial margin added up to R$ 4,073 million in the first quarter of 2006, showing an 11.6% increase in relation to the previous quarter.

The managerial financial margin of banking operations totaled R$ 3,628 million, with 8.3% growth in the comparison between the quarters. One of the main components responsible for this change was the increase in the volume of loan transactions, simultaneously with the change in the portfolio's mix.

Products aimed at the retail sector and micro, small and medium businesses, such as Leasing for Individuals, Autobank, Installment Loans, Loans in Current Account and Working Capital Loans, enjoyed noteworthy growth in the period.

With regard to the change in the mix, the balance of loan transactions with Individual Customers amounted to R$ 30,813 million in the quarter, which is equivalent to 42.8% of the total balance of the portfolio, while in the previous quarter they corresponded to 42.0%. Accordingly, the financial margin on loans showed growth of R$ 153 million, in a comparison between the quarters.

In this period, we also had the accrual of revenues and expenses on deposits and liabilities connected with tax and social security appeals, resulting in an impact of R$ 169 million in the managerial financial margin. This accrual of revenues and expenses is connected with the change in our accounting procedures, since their recognition used to take place on a cash basis, and is now done on an accrual basis.

The reversal of R$ 90 million of the additional provision to cover risks of present and future swings in the quotations of securities represents an increase of R$ 60 million in relation to the reversal carried out in the previous quarter. Our models for quantifying risks of future losses in the securities portfolio take into consideration the probability of stress scenarios occurring. The clear evidence that the economic environment has been improving - considering, among other factors, the risk level measured by the EMBI index - has contributed towards our models starting to indicate a lower need for provisions, resulting in the adjustments carried out to the total balance of additional provision for securities in the last few quarters.

The interest margin on own and third party capital showed a reduction of R$ 105 million, when we compare the first quarter of 2006 with the last quarter of 2005. This reduction is basically associated with the fall in the interest rate that remunerates both of these types of capital.

The managerial financial margin of treasury totaled R$ 296 million in the quarter, which corresponds to an increase of R$ 162 million in relation to the last quarter of 2005. This variation is basically associated with gains from the strategies adopted by Itau and Itau BBA in the domestic and international markets, highlighting local fixed rate positions, transactions involving foreign exchange parities, derivative financial instruments, and trading in sovereign debt securities.

The financial margin on the management of the foreign exchange risks on the investments abroad - net of tax effects - showed a reduction of R$ 16 million in the comparison with the previous quarter, which is related to the fall in the CDI rate in the period.

Finally, the annualized rate of the managerial financial margin reached 15.1% in the first quarter of 2006, which represents a noteworthy evolution in relation to the rate of 14.3% in the last quarter of the previous year. This increase arose from the interaction of the factors described above. If we were to normalize this rate, removing from the financial margin the impacts of the reversal of excess provision for securities and of the recognition of revenues and expenses from judicial deposits and liabilities for tax and social security risks, we would get an annualized rate for the managerial financial margin of 14.1% in the first quarter of 2006, as well as in the fourth quarter of 2005.

MANAGERIAL NET INTEREST MARGIN ANALYSIS

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------------------------
                                                                                       1ST Q./06     4TH Q./05    1ST Q./05
---------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin (A)                                                             4,073        3,650        2,986

Average Balance from Operations (B)                                                       108,231      102,422       92,804
   Average Cash and Cash Equivalents + Short-Term Interbank Deposits + Securities
   - Money Market Funding - Derivative Financial Instruments                               34,857       33,682       33,843
   Average Interbank and Interbranch Accounts                                              13,589       12,856       11,405
   Average Net Foreign Exchange Portfolio                                                    (156)        (240)        (198)
   Average Net Loans (*)                                                                   59,942       56,124       47,754

Managerial Net Interest Margin = A/B                                                         15.1%        14.3%        12.9%
---------------------------------------------------------------------------------------------------------------------------

Note: The quarter's average balance is given by the arithmetical average of the balance on the last day of both the current quarter and the previous quarter.
(*)  Average Loan and Leasses net of nonperforming Loans.

14    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

RESULTS FOR LOAN AND LEASE LOSSES

ANALYSIS OF RESULTS FROM LOAN LOSSES

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------------------------
                                                    1ST Q./06                             4TH Q./05               1ST Q./05
----------------------------------------------------------------------------------------------------------------------------
                                        INDIVIDUALS   BUSINESSES    TOTAL     INDIVIDUALS   BUSINESSES    TOTAL      TOTAL
----------------------------------------------------------------------------------------------------------------------------
(Increase)/Generic Reversal                     (44)         (15)      (59)         (128)         (26)     (155)         (74)
(Increase)/Specific Reversal                 (1,044)        (212)   (1,256)         (777)        (115)     (892)        (532)
----------------------------------------------------------------------------------------------------------------------------
Subtotal (Increase)/Reversal                 (1,088)        (226)   (1,315)         (905)        (141)   (1,047)        (606)

Exceeding Provision                                                   (130)                                (170)        (150)
----------------------------------------------------------------------------------------------------------------------------
Expenses for Provision for Loan Losses                              (1,445)                              (1,217)        (756)
----------------------------------------------------------------------------------------------------------------------------
Credits Recoveries and Renegotiated                                    159                                  246          162
----------------------------------------------------------------------------------------------------------------------------
Result from Loan Losses                                             (1,287)                                (971)        (594)
----------------------------------------------------------------------------------------------------------------------------

The expense for provision for doubtful loans in the first quarter of 2006 added up to R$ 1,445 million, which corresponds to an 18.7% increase in relation to the previous quarter. The growth of overdue transactions was the main factor responsible for the expansion in the expense for credit risk in the first quarter of 2006. In particular, loans to Individual Customers were those that brought the largest contribution towards the increases in expenses for specific provisions in the period.

Our models for credit risk evaluation take into consideration the possibility of undesired volatility on the level of the provision set up, associated with a possible reversal of economic cycles. To do so, they use a methodology that seeks to estimate the credit risk for a 24-month horizon, based on a complete view of the economic cycle and taking into consideration, in particular, the impact of the change in economic factors on the debtors' behavior.

The application of these models in the current context of constant growth in the balance of our portfolio, together with the change in the product and customer mix, has resulted in the need for increasing the balance of total provision in excess of the minimum required by the regulatory authority of the banking industry. Accordingly, in this period, we expanded by R$ 130 million the balance of the provision in excess of the minimum required, to reach R$ 1,500 million.

The revenue from the recovery of loans written off as a loss went back to the levels that preceded the occasional events that marked the last few quarters, adding up to R$ 159 million in the period, which is in line with the level observed in the first quarter of 2005.

In the first quarter of 2006, the adjusted banking product added up to R$ 3,111 million, with a reduction of R$ 129 million in relation to the previous quarter. Essentially, the adjusted banking product showed a fall because of the growth in the expenses for doubtful loans.

CONTRIBUTION OF THE CHANGE OF MIX OF THE CREDIT PORTFOLIO
                                                                      R$ Million

--------------------------------------------------------------------------------------------------------------------------------
                                                                           1ST Q./06  4TH Q./05  3RD Q./05  2ND Q./05  1ST Q./05
--------------------------------------------------------------------------------------------------------------------------------
   Managerial Financial Margin - Banking Operations (A)                        3,628      3,351      3,104      2,956      2,607
   Banking Service Fees with Operations of Credit
    and Credit Cards (B)                                                         847        888        770        732        684
   Taxes Expenses for PIS and COFINS (C)                                        (208)      (197)      (180)      (171)      (153)
Banking Product (D = A + B + C)                                                4,267      4,042      3,694      3,516      3,138

   Adjustment 1 - Results from Loan and Lease Losses (E)                      (1,287)      (971)      (784)      (491)      (594)
   Adjustment 2 - Revision of Classification - Operations
    with Real Estate Security(F)                                                   -          -          -       (135)         -
   Adjustment 3 - Exceeding Provision (G)                                        130        170         50          -        150
Results from Loan and Lease Losses Adjusted (H = E + F + G)                   (1,157)      (801)      (734)      (626)      (444)
--------------------------------------------------------------------------------------------------------------------------------
Adjusted Banking Product (I = D + H)                                           3,111      3,240      2,960      2,890      2,694
--------------------------------------------------------------------------------------------------------------------------------
Average Credit Operations (*) (J)                                             59,942     56,124     52,252     50,122     47,754
--------------------------------------------------------------------------------------------------------------------------------
Adjusted Banking Product / Average Credit Operations - annualized (I/J)         20.8%      23.1%      22.7%      23.1%      22.6%
--------------------------------------------------------------------------------------------------------------------------------

(*)  Average balance of credit portifolio net of nonperforming operations.

15    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

The nonperforming loans ratio showed an unexpected rise in the quarter, reaching 4.0%, compared to the ratio of 3.5% in the previous quarter. This increase arises from our strategy of channeling funds into transactions capable of generating greater financial margins, which simultaneously means taking on greater risks.

The total balance of the abnormal portfolio exceeded the balance of the provision for doubtful loans by R$ 260 million in the first quarter of 2006.

The coverage ratio - calculated by dividing the balance of the provision for doubtful loans by the balance of loans overdue for more than 60 days - reached 181%, which is a level regarded by us as adequate for the current economic environment and for the composition of the portfolio.

ABNORMAL PORTFOLIO (*)
                                                                      R$ Million

----------------------------------------------------------------------------
                                      MAR 31, 06    DEC 31, 05    SEP 30, 05
----------------------------------------------------------------------------
Abnormal Portfolio                         4,928         3,959         3,600
Provision for Loan Losses                 (4,668)       (4,107)       (3,656)
Difference                                  (260)          149            56
----------------------------------------------------------------------------

(*) Abnormal Portfolio is the total of installments overdue for more than 15 days.

COVERAGE RATIO (*)

                              [CHART APPEARS HERE]

(*)  Provision for Loans and Lease Losses / Total Non Performing Loans

NON PERFORMING LOANS
                                                                      R$ Million

-----------------------------------------------------------------------
                                   MAR 31, 06   DEC 31, 05   SEP 30, 05
-----------------------------------------------------------------------
Total Nonperforming Loans (a)           2,585        2,137        1,824
Provision for Loan Losses              (4,668)      (4,107)      (3,656)
Credit Portfolio (b)                   63,969       60,636       55,573
NPL Ratio [(a)/(b)] x 100                 4.0%         3.5%         3.3%
-----------------------------------------------------------------------

(a) Loans overdue for more then 60 days and without generation of revenues on the accrual.
(b)  Endorsements and Sureties not included.

MOVEMENTS OF CREDIT PORTFOLIO

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------------
                                                    1ST Q./06                           4TH Q./05
---------------------------------------------------------------------------------------------------------------
                                     INDIVIDUALS    BUSINESSES    TOTAL    INDIVIDUALS    BUSINESSES    TOTAL
---------------------------------------------------------------------------------------------------------------
Previous Balance                           30,573        30,063    60,636        27,398        28,175    55,573
New Contracts                              11,135        11,654    22,789         9,581        14,984    24,565
Accrual/Movements                          (2,405)       (1,569)   (3,974)       (1,255)       (1,131)   (2,386)
Settlement                                 (5,560)       (9,043)  (14,603)       (4,480)      (11,867)  (16,347)
Write-off                                    (773)         (106)     (878)         (671)          (98)     (768)
Final Balance                              32,970        31,000    63,969        30,573        30,063    60,636
---------------------------------------------------------------------------------------------------------------

MOVEMENTS OF PROVISION FOR LOAN LOSSES

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------------------------
                                                   1ST Q./06                                    4TH Q./05
----------------------------------------------------------------------------------------------------------------------------
                                                          EXCEEDING                                     EXCEEDING
                                 INDIVIDUALS  BUSINESSES  ALLOWANCE    TOTAL   INDIVIDUALS  BUSINESSES  ALLOWANCE    TOTAL
----------------------------------------------------------------------------------------------------------------------------
Previous Balance                      (2,006)       (733)     (1,370)   (4,107)     (1,772)       (686)     (1,200)   (3,656)

New Contracts                           (706)       (160)          -      (865)       (628)       (180)          -      (808)

Risk Level Transfer                     (883)       (150)          -    (1,033)       (719)       (123)          -      (842)

Accrual/Movements                          8         (34)          -       (27)       (497)        (99)          -      (596)

Settlement                               493         117           -       611         939         260           -     1,199

Exceeding Allowance                        -           -        (130)     (130)          -           -        (170)     (170)

Total                                 (1,088)       (226)       (130)   (1,445)       (905)       (142)       (170)   (1,217)
------------------------------------------------------------------------------------------------------------------------------
Write-off                                773         106           -       878         671          98           -       768

Exchange Variation on
 the Provision Balance Abroad              -           6           -         6           -          (3)          -        (3)

Final Balance                         (2,321)       (848)     (1,500)   (4,668)     (2,006)       (733)     (1,370)   (4,107)
----------------------------------------------------------------------------------------------------------------------------

16    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

BANKING SERVICE FEES

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------
                                                                                VARIATION
                                                    1ST Q./06   4TH Q./05   1STQ./06 - 4THQ./05  1ST Q./05
-----------------------------------------------------------------------------------------------------------
Resources Management                                       449         430                   19         398
     Mutual Fund Management Fees                           434         415                   19         385
     Income from Administration of Consortium               15          16                   (0)         13
Current Account Services                                   386         375                   11         349
Credit Operations and Guarantees Provided                  388         371                   16         271
     Credit Operations                                     360         349                   12         247
     Income from Guarantees Provided                        27          23                    5          23
Collection Services                                        224         220                    4         209
     Collection                                            109         107                    2          95
     Interbank Fees (Bills, Checks and Documents)           53          51                    2          49
     Tax Collection                                         63          62                    0          65
Credit Cards                                               487         539                  (52)        437
Others                                                     189         185                    4         131
     Foreign Exchange Services                               7           6                    1          12
     Brokerage Services                                     59          44                   15          28
     Income from Inquiries of the Serasa Databases          50          66                  (17)         39
     Custody Services and Managed Portfolios                19          19                    0          11
     Other Services                                         54          49                    5          41
-----------------------------------------------------------------------------------------------------------
   Total                                                 2,121       2,121                    1       1,794
-----------------------------------------------------------------------------------------------------------

During the first quarter of 2006, Banking Service Fees totaled R$ 2,121 million, the same level posted in the fourth quarter of 2005.

The coverage index of Banking Service Fees to Non-Interest Expenses was 76% in the first quarter of 2006, compared to 73% in the prior quarter. Considering only Personnel Expenses, Banking Service Fees showed a coverage index of 187%, compared to 203% in the last quarter of 2005.

The significant R$ 19 million rise in Mutual Fund Management Fees, amounting to R$ 434 million in the quarter, was mainly driven by the increased volume of assets under management and is detailed in the segment analysis.
The Brokerage Services Income reached R$ 59 million in the first quarter of 2006, presenting a growth of 34%.

BANKING SERVICE FEES COVERAGE INDEX OVER
NON-INTEREST EXPENSES (*)

                              [CHART APPEARS HERE]

(*) Calculated by dividing Banking Service Fees by Personnel Expenses and by Non-Interest Expenses (Personnel Expenses, Others Administrative Expenses, Tax Expenses of CPMF and Others and Other Operating Expenses)

This increase arises from the efforts in investment bank activities represented by the primary offerings of shares coordinated by Itau Corretora together with Itau BBA.

The R$ 12 million increase in Revenues from Credit Transactions, adding up to R$ 360 million in the quarter, is attributable to the higher volume of leasing, vehicle and retail financing.

Income from Inquiries of the Serasa Databases decreased by R$ 17 million due to the elimination of the accounting timing gap of the company in the last quarter of 2005. Current Account Services increased by R$ 11 million, reaching R$ 386 million in the first quarter of 2006, due to the change in the volume of transactions and price readjustment implemented in December 2005.

Revenues from Credit Cards declined in part as a result of the seasonal effect typically seen in the fourth quarter, as described in detail in the segment analysis.

NUMBER OF ACTIVE CLIENTS(*) AND CURRENT ACCOUNTS

                              [CHART APPEARS HERE]

(*) Conceptually, a client (represented by a CPF/CPNJ number) is considered active if there has been one or more transactions in the current account in the last six months or a not null balance in cash deposit.

17    Management Discussion and Analysis
                                Banco Itau Holding Financeira S.A.[LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

NON-INTEREST EXPENSES

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------
                                                                                VARIATION
                                                    1ST Q./06   4TH Q./05   1STQ./06 - 4THQ./05  1ST Q./05
-----------------------------------------------------------------------------------------------------------
Personnel Expenses                                       1,132       1,046                   86         955
-----------------------------------------------------------------------------------------------------------
   Remuneration                                            607         607                   (0)        518
   Charges                                                 182         186                   (4)        163
   Social Benefits                                         166         156                   10         138
   Training                                                 10          17                   (7)          8
   Employee Resignation and Labor Claims                   167          82                   85         128
   Single Bonus                                              -          (2)                   2           -
-----------------------------------------------------------------------------------------------------------
Other Administrative Expenses                            1,229       1,422                 (192)      1,101
-----------------------------------------------------------------------------------------------------------
   Data Processing and Telecommunication                   291         320                  (29)        276
   Depreciation and Amortization                           139         179                  (40)        145
   Premises                                                181         202                  (21)        160
   Third-Party Services                                    217         239                  (22)        190
   Financial System Service                                107         108                   (1)         82
   Advertising, Promotions and Publications                 77         132                  (55)         62
   Transportation                                           51          54                   (3)         46
   Materials                                                47          48                   (1)         37
   Security                                                 38          38                    0          32
   Legal and Judicial Suit                                  16          20                   (4)         18
   Travel Expenses                                          11          16                   (5)          9
   Others                                                   55          67                  (12)         45
-----------------------------------------------------------------------------------------------------------
Other Operating Expenses                                   338         377                  (39)        239
-----------------------------------------------------------------------------------------------------------
   Provision for contingencies                              85          83                    2          86
       Tax and Social Securities                            11           4                    7          33
       Civil Lawsuits                                       74          70                    4          53
       Others                                                -           8                   (8)          -
   Sales - Credit Cards                                     68          64                    4          62
   Claims                                                   54          59                   (5)         25
   Others                                                  131         171                  (40)         66
-----------------------------------------------------------------------------------------------------------
Tax Expenses                                                82          65                   17          76
-----------------------------------------------------------------------------------------------------------
   CPMF                                                     58          41                   17          58
   Other taxes                                              24          23                    0          18
-----------------------------------------------------------------------------------------------------------
TOTAL NON-INTEREST EXPENSES                              2,782       2,909                 (127)      2,371
-----------------------------------------------------------------------------------------------------------

Non-interest expenses declined by R$ 127 million in the first quarter of 2006 compared to the fourth quarter of the prior year, equal to a 4.4% reduction.

PERSONNEL EXPENSES

Personnel expenses increased from R$ 1,046 million in the fourth quarter of 2005 to R$ 1,132 million in the first quarter of 2006, representing an 8.2% rise quarter-on-quarter.

The growth is essentially attributable to a revision in the amount of the provision for labor claims backed by judicial deposits.

OTHER ADMINISTRATIVE EXPENSES

The R$ 192 million (13.5%) reduction compared to the prior quarter is chiefly due to decreased expenses on data processing, depreciation, premises, third-party services and advertising.

Data processing and telecommunications, and third-party service expenses decreased by R$ 29 million and R$ 22 million, respectively, mainly as a result of the lower volume of credit card transactions typically seen in the first quarter, because of seasonal factors.

Depreciation expenses decreased by R$ 40 million, or 22.4%, compared to the fourth quarter of 2005. The change was due to the equalization of depreciation

NON-INTEREST EXPENSES

                              [CHART APPEARS HERE]

criteria applied, for the first time in the last quarter of 2005, by Itau BBA, Credicard and Orbitall, to goods with values below R$ 3 thousand.

Remodeling and improvement expenses in the branch network showed a concentration in the last quarter of 2005, resulting in a decline of R$ 21 million in the first quarter of 2006.

Historically, the fourth quarter has a concentration of expenses relating to events, trade fairs and conventions, as well as higher exposure in the media, with institutional and product campaigns. Therefore, in the first quarter of the year, these expenses declined by R$ 55 million compared to the fourth quarter of 2005.

18    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

NUMBER OF EMPLOYEES (*)

                              [CHART APPEARS HERE]

(*)  -    Includes Orbitall and Intercap bank's sales promotion company since
          Dec/04.
     - Includes FIC which is 100% consolidated, despite the fact that Itau's share in it is 50%.
     - Credicard Banco, where Itau's share is 50%, is not included. In Mar.06 this company had 448 employees.

OTHER OPERATING EXPENSES

These expenses were down R$ 39 million in the period, from R$ 377 million in the fourth quarter of 2005 to R$ 338 million in the current quarter, due to the early repayment of the Banestado's Technical Cooperation Agreement in the fourth quarter of 2005.

EFFICIENCY RATIO

                              [CHART APPEARS HERE]

EFFICIENCY RATIO

The efficiency ratio was 45.4%, a 470 basis points reduction in relation to the prior quarter, basically due to the seasonal drop in non-interest expenses seen in the first quarter of the year.

TAX EXPENSES FOR CPMF AND OTHER TAXES

Tax expenses grew by 26.5% from the previous quarter, due to an increase in CPMF expenses, which totaled R$ 58 million in the first quarter of 2006, a 41.0% increase quarter-on-quarter. Such growth was due to payments of Interest on Own Capital to stockholders, corporate restructuring, as well as commercial leasing transactions.

VOLUME OF SELF-SERVICE TRANSACTIONS

                                                           (Quantity in million)

-----------------------------------------------------------------------------------------------------------------------------
                          ATM                                  CONTACT CENTRE

                                             AUTOMATED    INTERACTIVE     COSTUMER                    PURCHASE
                  USUAL                     PROGRAMMED       VOICE        SERVICE    HOME & OFFICE     USING
PERIOD         TRANSACTION    WARNING (*)      DEBIT       RESPONSE        AGENT        BANKING      DEBIT CARD       TOTAL
-----------------------------------------------------------------------------------------------------------------------------
2002                    946           192           284           179           52           344             89         2,086
-----------------------------------------------------------------------------------------------------------------------------
2003                  1,033           586           302           188           53           440            121         2,723
-----------------------------------------------------------------------------------------------------------------------------
2004                  1,074           692           322           170           48           525            158         2,987
-----------------------------------------------------------------------------------------------------------------------------
2005                  1,108           656           375           173           67           646            203         3,228
-----------------------------------------------------------------------------------------------------------------------------
   1st Q./05            277           156            88            43           16           149             45           773
   2nd Q./05            272           158            92            43           17           157             46           784
   3rd Q./05            274           167            96            42           17           168             51           815
   4th Q./05            285           175            99            46           17           172             61           855
-----------------------------------------------------------------------------------------------------------------------------
2006                    284           156            99            43           16           178             56           831
-----------------------------------------------------------------------------------------------------------------------------
   1st Q./06            284           156            99            43           16           178             56           831
-----------------------------------------------------------------------------------------------------------------------------

(*)  Transaction through warning screen on ATM.

              Non-Interest Expenses (Personnel Expenses + Other Administrative
                   Expenses + Other Operating Expenses + Tax Expenses for
Efficiency                            CPMF and Others)
Ratio =    ---------------------------------------------------------------------
             (Net Interest Income + Banking Service Fees + Partial Result of
                       Insurance, Capitalization and Pension Plans +
                 Other Operating Income + Tax Expenses of PIS/COFINS/ISS)

19    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

NETWORK EVOLUTION (*)

                              [CHART APPEARS HERE]

(*)  Includes Banco Itau Buen Ayre and Banco Itau BBA. Does not include Taii.

With the opening of 318 new service locations, our service network at the end of the first quarter of 2006 comprised 25,515 locations, compared to 25,197 in 2005.

INTERNET BANKING CLIENTS

                              [CHART APPEARS HERE]

At the end of 2005, our customer base of registered Internet Banking users added up to 4.2 million. At March 31, 2006, our Internet Banking users reached almost
4.4 million. Of these customers, approximately 1.9 million accessed Bankline during the past two quarters.

OTHER OPERATIONAL REVENUES

Other operating income amounted to R$ 132 million in the first quarter of 2006, decreasing by R$ 127 million compared to the last quarter of 2005. Such decline was driven by the termination of the partnership agreement between us and America Online Latin America Inc. (AOLA), at which time we fully recorded the remaining amount of R$ 120 million relating to advances received, in accordance with the service agreement.

TAX EXPENSES FOR ISS, PIS AND COFINS

In the first quarter of 2006, tax expenses for ISS, PIS and COFINS totaled R$ 425 million, a 3.7% decrease from the prior quarter. The main driver of the reduction was the higher amount of PIS and COFINS levied on intercompany Interest on Own Capital in the fourth quarter of 2005.

INCOME TAX AND SOCIAL CONTRIBUTION

Income Tax and Social Contribution on Net Income expenses, net, totaled R$ 449 million in the first quarter of 2006, growing by 15.7% from the prior quarter, as a result of a number of factors previously discussed in this report

                                                                      R$ Million

-------------------------------------------------------------------------------------------
                                                     1ST Q./06     4TH Q./05     VARIATION
-------------------------------------------------------------------------------------------
Income before Income Tax and Social Contribution          2,358         1,951           407
-------------------------------------------------------------------------------------------
Income Tax and Social Contribution at the rates
 of 25% and 9%, respectively, (A)                          (802)         (663)         (138)
-------------------------------------------------------------------------------------------
(Inclusions) Exclusions and Others (B)                       70           324          (254)
   Exchange Variation on Investments Abroad                (156)          101          (257)
   Interest on Own Capital                                  189           184             5
   Others                                                    37            40            (3)
-------------------------------------------------------------------------------------------
  Sub Total (C) = (A) + (B)                                (732)         (339)         (393)
-------------------------------------------------------------------------------------------
   Exclusion of Exchange Variation on Investments
    Abroad (D)                                               (3)            2            (5)
   Exclusion of Tax Effects from Hedge of
    Investments Abroad (E)                                  286           (51)          337
-------------------------------------------------------------------------------------------
  Income Tax and Social Contribution (C)+(D)+(E)           (449)         (388)          (61)
-------------------------------------------------------------------------------------------

The ratio of the tax credit balance to stockholders' equity was 32.3% in the first quarter of 2006, representing a 40 basis points variance in relation to the ratio of 31.9% in the previous quarter. The increase was primarily driven by the recording of tax credits on the allowance for loan losses and other non-deductible provisions (labor, civil and tax contingencies), which offset the utilization of tax credits during the period.

TAX CREDITS X STOCKHOLDERS' EQUITY (%)

                              [CHART APPEARS HERE]

20   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

                             [GRAPHIC APPEARS HERE]

     [LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A.

                         PRO FORMA FINANCIAL STATEMENTS

PRO FORMA FINANCIAL STATEMENTS

ALLOCATED CAPITAL

The pro forma financial information has been adjusted in such a way as to evidence the impacts associated with the allocation of capital, using a proprietary model that takes into consideration the credit, market and operational risks, without failing to consider the regulatory model and the level of fixed assets.

This has made it possible to determine the Risk-Adjusted Return on Capital - RAROC, which corresponds to a measure of performance that is consistently adjusted to the capital needed to support the risk from the asset positions assumed.

The adjustments made to the balance sheet and to the income statement for the year are based on management information from the business units.

The 'Corporation' column shows the results associated with excess capital and subordinated debt, as well as equity in the earnings of companies that are not related to each one of the segments. Furthermore, the minority interests in subsidiary companies and extraordinary items were allocated to the 'Corporation' column.

The tax effects of the payment of Interest on Own Capital for each segment were reversed out and subsequently reallocated to each segment in proportion to the amount of Tier I capital, while the financial statements were adjusted to replace net equity with funding at market prices. The financial statements were then adjusted to incorporate the revenues arising from the allocated capital. Finally, the cost of subordinated debt and the respective remuneration at market prices were allocated proportionally to the segments, according to the allocated Tier I capital.

The diagram below shows the alterations made to the financial statements so as to reflect the allocation of capital.

                    ADJUSTMENTS TO THE FINANCIAL STATEMENTS

    Return on                                                                       Return on
  Stockholders'                                                                   Allocated Tier I
     Equity                    Adjusts in the        The financial statements        Capital
                            Financial Statements     were adjusted to include
   Net Income                to replace the net      allocated capital (Tier I      Pro Forma
                               book value of             and II) based on           Net Income
Stockholders' Equity        Stockholders' Equity      proprietary model, as
                              and Subordinated         well as its revenues       Allocated Tier I
                             Debt by funding at        (CDI) and expenses             Capital
                               market prices.         (cost of subordinated
                                                              debt).

23   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS BY SEGMENT

We set out below pro forma financial statements for Itaubanco, Itau BBA and Itaucred that make use of management information generated by the in-house models, in such a way as to reflect more accurately the performance of the business units.

ON MARCH 31, 2006

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------
                                                            BANCO ITAU HOLDING
                                      --------------------------------------------------------------------
             ASSETS                   ITAUBANCO      ITAUBBA       ITAUCRED      CORPORATION         ITAU
----------------------------------------------------------------------------------------------------------
Current and Long-Term Assets             125,183        43,062        17,531            2,371      160,290
Cash and Cash Equivalents                  2,258            73             -                0        2,332
Short-term Interbank Deposits             33,806        12,756             -              473       22,362
   Short-term Interbank Deposits -
    Intercompany                          16,296         7,849             -                -            -
   Other                                  17,510         4,907             -              473       22,362
Securities                                25,787        10,735             -            1,461       35,601
Interbank and Interbranch Accounts        13,467            42             -                0       13,471
Loans                                     27,506        17,817        18,646                -       63,969
(Allowance for Loan Losses)               (2,953)         (347)       (1,368)               -       (4,668)
Other Assets                              25,311         1,986           252              436       27,223
Permanent Assets                           2,039           101           122              652        2,914
----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                             127,221        43,163        17,653            3,023      163,204
----------------------------------------------------------------------------------------------------------

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------
                                                            BANCO ITAU HOLDING
                                      --------------------------------------------------------------------
          LIABILITIES                 ITAUBANCO      ITAU BBA      ITAUCRED      CORPORATION      ITAU
----------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities        117,790        38,796        15,625              817      145,171
Deposits                                  51,662        20,997             -               90       51,688
   Deposits - Intercompany                 4,284        16,296             -                -            -
   Other                                  47,378         4,701             -               90       51,688
Securities Repurchase Agreements           7,955         4,623        13,049                -       21,915
   Securities Repurchase Agreements -
    Intercompany                           3,565           118             -                -            -
   Other                                   4,390         4,505        13,049                -       21,915
Funds from Acceptances and Issue of
 Securities                                6,719           538             -                -        6,714
Interbank and Interbranch Accounts         1,756           553             -                -        2,271
Borrowings                                 2,363         5,770            68                -        8,201
Derivative Financial Instruments           1,426         2,477             -               33        2,290
Other Liabilities                         30,370         3,838         2,508              693       36,554
Technical Provisions                      15,538             -             -                -       15,538
Deferred Income                               61            12             -                -           73
Minority Interest in Subsidiaries              -             -             -            1,341        1,341
Allocated Capital Level I                  9,371         4,354         2,028              865       16,619
----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                        127,221        43,163        17,653            3,023      163,204
----------------------------------------------------------------------------------------------------------

Note:The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

PRO FORMA FINANCIAL STATEMENT BY SEGMENT

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------------
                                                                       BANCO ITAU HOLDING
                                                 ---------------------------------------------------------------
             1ST QUARTER/06                       ITAUBANCO    ITAU BBA     ITAUCRED    CORPORATION     ITAU
----------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                           2,529          611          820           114        4,073
  o Banking Operations                                2,414          281          820           114        3,628
  o Treasury                                             11          285            -             -          296
  o Management of Foreign Exchange
    Risk from Investments Abroad
    - net of tax effects                                104           44            -             -          149

Result from Loan Losses                                (928)          13         (371)            -       (1,287)
  Provision for Loan and Lease Losses                (1,045)           1         (401)            -       (1,445)
  Credits Recoveries and Renegotiated                   117           12           30             -          159

Net Income from Financial Operations                  1,601          624          448           114        2,787

Other Operating Income / (Expenses)                    (381)         (63)        (276)           53         (667)
  Banking Service Fees                                1,721          131          270            (1)       2,121
  Partial Result of Insurance,
   Capitalization and Pension Plans                     225            1            0             -          226
  Non-Interest Expenses                              (2,097)        (168)        (496)          (21)      (2,782)
  Taxes Expenses for ISS, PIS and
   COFINS                                              (299)         (39)         (74)          (13)        (425)
  Equity in the Earnings of Associated
   Companies                                              -            -            -            61           61
  Other Operating Income                                 69           12           24            27          132

Operating Income                                      1,220          561          172           167        2,120

Non-Operating Income                                     (3)           2            0            (0)          (2)

Income Before Tax                                     1,216          563          172           167        2,118
Income Tax and Social Contribution                     (279)        (125)         (37)           (8)        (449)
Profit Sharing                                         (113)         (48)          (5)           (1)        (167)
Minority Interests                                        -            -            -           (42)         (42)

  Net Income                                            824          390          130           115        1,460
----------------------------------------------------------------------------------------------------------------
(RAROC) - Return on Average Level I
 Allocated Capital                                     38.9%        36.0%        28.0%         32.9%        36.3%
----------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                       49.4%        23.4%        47.7%         16.6%        45.4%
----------------------------------------------------------------------------------------------------------------

Note:The item Non-Interest Expenses is composed by Personnel Expenses, Other
     Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

24   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS BY SEGMENT

ON DECEMBER 31, 2005

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------------------------
                                                                            BANCO ITAU HOLDING
                                                 ------------------------------------------------------------------------
                   ASSETS                         ITAUBANCO       ITAU BBA       ITAUCRED     CORPORATION       ITAU
-------------------------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                          113,673         43,205         15,852          3,911        148,367
Cash and Cash Equivalents                               1,967            117              -              0          2,085
Short-term Interbank Deposits                          33,498         13,280              -            838         22,877
  Short-term Interbank Deposits -
   Intercompany                                        15,582          8,488              -              -              -
  Other                                                17,916          4,792              -            838         22,877
Securities                                             22,716         10,124              -          2,317         33,128
Interbank and Interbranch Accounts                     13,696             75              -              0         13,707
Loans                                                  25,810         18,015         16,811              -         60,636
(Allowance for Loan Losses)                            (2,657)          (342)        (1,109)             -         (4,107)
Other Assets                                           18,643          1,936            150            756         20,042
Permanent Assets                                        2,135             51            103            585          2,875
-------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                          115,808         43,256         15,955          4,497        151,241
-------------------------------------------------------------------------------------------------------------------------

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------------------------
                                                                            BANCO ITAU HOLDING
                                                 ------------------------------------------------------------------------
                 LIABILITIES                      ITAUBANCO       ITAU BBA       ITAUCRED     CORPORATION       ITAU
-------------------------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities                     108,147         38,916         14,267          1,432        134,487
Deposits                                               50,761         20,664              -              -         50,520
  Deposits - Intercompany                               4,712         15,582              -              -              -
  Other                                                46,049          5,082              -              -         50,520
Securities Repurchase Agreements                       10,415          3,992         11,569              -         22,031
  Securities Repurchase Agreements -
   Intercompany                                         3,776              -              -              -              -
  Other                                                 6,639          3,992         11,569              -         22,031
Funds from Acceptances and Issue of
 Securities                                             5,039            438              -              -          4,961
Interbank and Interbranch Accounts                        846            261              -              -          1,043
Borrowings                                              2,147          6,959             51              -          9,156
Derivative Financial Instruments                        1,261          2,560              -             17          2,436
Other Liabilities                                      23,038          4,043          2,648          1,415         29,701
Technical Provisions                                   14,640              -              -              -         14,640
Deferred Income                                            59             12              -              -             71
Minority Interest in Subsidiaries                           -              -              -          1,124          1,124
Allocated Capital Level I                               7,603          4,328          1,688          1,941         15,560
-------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                     115,808         43,256         15,955          4,497        151,241
-------------------------------------------------------------------------------------------------------------------------

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

PRO FORMA FINANCIAL STATEMENT BY SEGMENT

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------------------------
                                                                        BANCO ITAU HOLDING
                                                 ------------------------------------------------------------------------
                4TH QUARTER/05                    ITAUBANCO       ITAU BBA       ITAUCRED     CORPORATION       ITAU
-------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                             2,135            554            732            230          3,650
  o Banking Operations                                  2,080            304            732            235          3,351
  o Treasury                                              (67)           206              -             (5)           134
  o Management of Foreign Exchange Risk from
    Investments Abroad - net of tax effects               121             44              -              -            165

Result from Loan Losses                                  (671)           127           (308)          (119)          (971)
  Provision for Loan and Lease Losses                    (860)           (14)          (344)             -         (1,217)
  Credits Recoveries and Renegotiated                     189            140             36           (119)           246

Net Income from Financial Operations                    1,464            680            424            111          2,679

Other Operating Income / (Expenses)                      (200)          (151)          (305)           (59)          (715)
  Banking Service Fees                                  1,741            108            276             (4)         2,121
  Partial Result of Insurance, Capitalization             218              -              0              -            218
    and Pension Plans
  Non-Interest Expenses                                (2,120)          (234)          (517)           (37)        (2,909)
  Taxes Expenses for ISS, PIS and COFINS                 (262)           (29)           (95)           (56)          (442)
  Equity in the Earnings of Associated
    Companies                                               -              -              -             38             38
  Other Operating Income                                  224              4             31              1            260

Operating Income                                        1,264            530            119             51          1,964

Non-Operating Income                                        9              0              1             (0)            10

Income Before Tax                                       1,274            530            119             51          1,974
Income Tax and Social Contribution                       (281)          (119)           (23)            34           (388)
Profit Sharing                                           (105)           (32)            (5)            (2)          (144)
Minority Interests                                          -              -              -            (17)           (17)

  Net Income                                              888            379             92             66          1,425
-------------------------------------------------------------------------------------------------------------------------
(RAROC) - Return on Average Level I
  Allocated Capital                                      47.2%          37.0%          22.9%          12.2%          37.0%
-------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                         52.3%          36.8%          54.8%          22.0%          50.1%
-------------------------------------------------------------------------------------------------------------------------

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other
      Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

25   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]
PAGE>

PRO FORMA FINANCIAL STATEMENTS BY SUBSEGMENT

PRO FORMA BALANCE SHEET AND INCOME STATEMENT BY SUBSEGMENT

Set out below are the pro forma financial statements of the Banking; Credit Cards - Current Account Holders; and Insurance, Pension Plan and Capitalization; and Asset Management and Managed Portfolio subsegments of Itaubanco, adjusted so as to reflect the impacts associated with the allocation of capital in each one of these subsegments.

ON MARCH 31, 2006
                                                                      R$ Million

--------------------------------------------------------------------------------------------------------
                                                                  ITAUBANCO
                                     -------------------------------------------------------------------
                                                      CREDIT CARDS -       INSURANCE,
                                                        ACCOUNTING     CAPITALIZATION AND
              ASSETS                 BRANCH BANKING      HOLDERS         PENSION PLANS      CONSOLIDATED
--------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                100,872            6,398               17,913        125,183
Cash and Cash Equivalents                     2,152               73                   33          2,258
Short-term Interbank Deposits                32,431            1,218                  157         33,806
Securities                                    8,973              779               16,036         25,787
Interbank and Interbranch Accounts           13,467                -                    -         13,467
Loans                                        24,120            3,386                    -         27,506
(Allowance for Loan Losses)                  (2,834)            (119)                   -         (2,953)
Other Assets                                 22,562            1,062                1,687         25,311
Permanent Assets                              1,682              152                  205          2,039
--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                102,554            6,550               18,118        127,221
--------------------------------------------------------------------------------------------------------

                                                                      R$ Million

--------------------------------------------------------------------------------------------------------
                                                                  ITAUBANCO
                                     -------------------------------------------------------------------
                                                      CREDIT CARDS -       INSURANCE,
                                                        ACCOUNTING     CAPITALIZATION AND
              LIABILITIES            BRANCH BANKING      HOLDERS         PENSION PLANS      CONSOLIDATED
--------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities            95,053            5,998               16,739        117,790
Deposits                                     51,662                -                    -         51,662
Securities Repurchase Agreements              7,955                -                    -          7,955
Funds from Acceptances and Issue of
 Securities                                   6,719                -                    -          6,719
Interbank and Interbranch Accounts            1,756                -                    -          1,756
Borrowings                                    2,223              140                    -          2,363
Derivative Financial Instruments              1,425                -                    1          1,426
Other Liabilities                            23,312            5,858                1,200         30,370
Technical Provisions                              -                -               15,538         15,538
Deferred Income                                  61                -                    0             61
Allocated Capital Level I                     7,440              552                1,379          9,371
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                           102,554            6,550               18,118        127,221
--------------------------------------------------------------------------------------------------------

PRO FORMA FINANCIAL STATEMENT BY SUBSEGMENT

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     ITAUBANCO
                                                -----------------------------------------------------------------------------------
                                                                CREDIT CARDS -       INSURANCE,       PORTFOLIO UNDER
                                                                  ACCOUNTING     CAPITALIZATION AND   MANAGEMENT AND
                     1ST QUARTER/06             BRANCH BANKING     HOLDERS         PENSION PLANS       MUTUAL FUNDS    CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                              2,088             283                  158                 -         2,529
  o  Banking Operations                                  1,973             283                  158                 -         2,414
  o  Treasury                                               11               -                    -                 -            11
  o  Management of Foreign Exchange Risk from
      Investments Abroad - net of tax effects              104               -                    -                 -           104

Result from Loan Losses                                   (833)            (95)                   -                 -          (928)
  Provision for Loan and Lease Losses                     (939)           (106)                   -                 -        (1,045)
  Credits Recoveries and Renegotiated                      106              11                    -                 -           117

Net Income from Financial Operations                     1,255             188                  158                 -         1,601

Other Operating Income / (Expenses)                       (616)             69                   44               122          (381)
  Banking Service Fees                                     853             356                   52               460         1,721
  Transfer to Banking                                      212               -                    -              (212)            -
  Result from Op. of Insurance,
   Capitalization and Pension Plans                         39               -                  186                 -           225
  Non-Interest Expenses                                 (1,558)           (261)                (174)             (103)       (2,097)
  Taxes Expenses for ISS, PIS and COFINS                  (195)            (51)                 (31)              (23)         (299)
  Other Operating Income                                    33              25                   11                 -            69

Operating Income                                           639             257                  202               122         1,220

  Non-Operating Income                                      (9)              1                    5                 -            (3)

Income Before Tax                                          630             257                  207               122         1,216
Income Tax and Social Contribution                         (98)            (80)                 (48)              (53)         (279)
Profit Sharing                                             (78)            (12)                  (2)              (21)         (113)
  Net Income                                               454             165                  158                48           824
-----------------------------------------------------------------------------------------------------------------------------------
(RAROC) - Return on Average Level I
 Allocated Capital                                        27.7%          108.9%                47.2%                           38.9%
-----------------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                          51.4%           42.6%                46.3%                           49.4%
-----------------------------------------------------------------------------------------------------------------------------------

Note:The item Non-Interest Expenses is composed by Personnel Expenses, Other
     Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

26   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS BY SUBSEGMENT

ON DECEMBER 31, 2005

                                                                     R$ Million

--------------------------------------------------------------------------------------------------------
                                                                  ITAUBANCO
                                     -------------------------------------------------------------------
                                                      CREDIT CARDS -       INSURANCE,
                                                        ACCOUNTING     CAPITALIZATION AND
              ASSETS                 BRANCH BANKING      HOLDERS         PENSION PLANS      CONSOLIDATED
--------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                 90,308            6,266               17,100        113,673
Cash and Cash Equivalents                     1,873               73                   21          1,967
Short-term Interbank Deposits                32,743              755                    -         33,498
Securities                                    6,552              721               15,444         22,716
Interbank and Interbranch Accounts           13,696                -                    -         13,696
Loans                                        22,193            3,616                    -         25,810
(Allowance for Loan Losses)                  (2,528)            (128)                   -         (2,657)
Other Assets                                 15,778            1,230                1,635         18,643
Permanent Assets                              1,771              157                  207          2,135
--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                 92,079            6,422               17,307        115,808
--------------------------------------------------------------------------------------------------------

                                                                     R$ Million

--------------------------------------------------------------------------------------------------------
                                                                  ITAUBANCO
                                     -------------------------------------------------------------------
                                                      CREDIT CARDS -       INSURANCE,
                                                        ACCOUNTING     CAPITALIZATION AND
              LIABILITIES            BRANCH BANKING      HOLDERS         PENSION PLANS      CONSOLIDATED
--------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities            86,372            5,761               16,014        108,147
Deposits                                     50,761                -                    -         50,761
Securities Repurchase Agreements             10,415                -                    -         10,415
Funds from Acceptances and Issue
 of Securities                                5,039                -                    -          5,039
Interbank and Interbranch Accounts              846                -                    -            846
Borrowings                                    2,005              142                    -          2,147
Derivative Financial Instruments              1,261                -                    -          1,261
Other Liabilities                            16,044            5,619                1,374         23,038
Technical Provisions                              -                -               14,640         14,640
Deferred Income                                  59                -                    0             59
Allocated Capital Level I                     5,648              661                1,293          7,603
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                            92,079            6,422               17,307        115,808
--------------------------------------------------------------------------------------------------------

PRO FORMA FINANCIAL STATEMENT BY SUBSEGMENT

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     ITAUBANCO
                                                -----------------------------------------------------------------------------------
                                                                CREDIT CARDS -       INSURANCE,       PORTFOLIO UNDER
                                                                  ACCOUNTING     CAPITALIZATION AND   MANAGEMENT AND
                     4TH QUARTER/06             BRANCH BANKING     HOLDERS         PENSION PLANS       MUTUAL FUNDS    CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                              1,700             279                  156                 -         2,135
  o  Banking Operations                                  1,646             279                  156                 -         2,080
  o  Treasury                                              (67)              -                    -                 -           (67)
  o  Management of Foreign Exchange Risk from
      Investments Abroad - net of tax effects              121               -                    -                 -           121

Result from Loan Losses                                   (583)            (88)                   -                 -          (671)
  Provision for Loan and Lease Losses                     (754)           (106)                   -                 -          (860)
  Credits Recoveries and Renegotiated                      171              18                    -                 -           189

Net Income from Financial Operations                     1,118             191                  156                 -         1,464

Other Operating Income / (Expenses)                       (379)             27                   51               102          (200)
  Banking Service Fees                                     855             408                   47               431         1,741
  Transfer to Banking                                      202               -                    -              (202)            -
  Result from Op. of Insurance,
   Capitalization and Pension Plans                         12               -                  205                 -           218
  Non-Interest Expenses                                 (1,497)           (344)                (174)             (106)       (2,120)
  Taxes Expenses for ISS, PIS and COFINS                  (151)            (58)                 (32)              (22)         (262)
  Other Operating Income                                   199              21                    4                 -           224

Operating Income                                           739             218                  206               102         1,264

  Non-Operating Income                                       4               0                    5                 -             9

Income Before Tax                                          742             218                  212               102         1,274
Income Tax and Social Contribution                        (135)            (58)                 (46)              (41)         (281)
Profit Sharing                                             (71)            (15)                  (6)              (13)         (105)
  Net Income                                               536             144                  160                48           888
-----------------------------------------------------------------------------------------------------------------------------------
(RAROC) - Return on Average Level I Allocated
  Capital                                                 37.8%           94.7%                51.8%                           47.2%
-----------------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                          53.1%           52.9%                45.7%                           52.3%
-----------------------------------------------------------------------------------------------------------------------------------

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other
      Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

27   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - BRANCH BANKING

The income statement of Itaubanco's Banking subsegment below is based on the pro forma financial statements of Banco Itau.

                                                                      R$ Million

-----------------------------------------------------------------------------------------
            ITAUBANCO - BRANCH BANKING               1ST Q./06    4TH Q./05    VARIATION
-----------------------------------------------------------------------------------------
Managerial Financial Margin                               2,088        1,700          388
  o Banking Operations                                    1,973        1,646          327
  o Treasury                                                 11          (67)          78
  o Management of Foreign Exchange Risk from
     Investments Abroad - net of tax effects                104          121          (17)

Result from Loan Losses                                    (833)        (583)        (250)
  Provision for Loan and Lease Losses                      (939)        (754)        (186)
  Credits Recoveries and Renegotiated                       106          171          (65)

Net Income from Financial Operations                      1,255        1,118          137

Other Operating Income / (Expenses)                        (616)        (379)        (237)
  Banking Service Fees                                    1,065        1,057            8
  Result from Op. of Insurance, Capitalization
   and Pension Plans                                         39           12           26
  Non-Interest Expenses                                  (1,558)      (1,497)         (61)
  Taxes Expenses for ISS, PIS and COFINS                   (195)        (151)         (44)
  Other Operating Income                                     33          199         (165)

Operating Income                                            639          739         (100)

  Non-Operating Income                                       (9)           4          (13)

Income Before Tax                                           630          742         (113)
Income Tax and Social Contribution                          (98)        (135)          37
Profit Sharing                                              (78)         (71)          (7)

  Net Income                                                454          536          (82)
-----------------------------------------------------------------------------------------

Note:The item Non-Interest Expenses is composed by Personnel Expenses, Other
     Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

In the first quarter of 2006, the net income of Itaubanco's Banking subsegment added up to R$ 454 million, showing a 15.4% reduction in relation to the previous quarter.

The managerial financial margin reached R$ 2,088 million in the first quarter of 2006, corresponding to an increase of R$ 388 million in relation to the previous quarter. The volume of resources channeled into loans and financings grew 8.7% in the period, to a total of R$ 24,120 million, expanding the financial margin on loans. Furthermore, we had the accrual of revenues and expenses on tax and social security appeals, which generated a financial margin of R$ 169 million in the quarter. As a result of these factors, we had a R$ 327 million increase in the managerial financial margin from banking operations. Likewise, the gains from derivative financial instruments and from trading in sovereign debt securities contributed towards the R$ 78 million rise in the financial margin from treasury.

The growth observed in the balance of loan assets, the change in the mix of the portfolio and progression of delay in the transactions produced an impact on the expense associated with credit risk. Accordingly, the expense for provision for doubtful loans reached R$ 939 million, showing a 24.6% increase in relation to the previous quarter. This quarter, R$ 66 million in excess of the minimum required by the Banking subsegment was set up, which represents an increase of R$ 21 million in relation to the previous quarter.

Banking service fees amounted to R$ 1,065 million in the quarter, remaining practically unchanged in relation to the last quarter of 2005.

Non-interest expenses added up to R$ 1,558 million in the period, which is equivalent to a 4.1% increase in relation to the previous quarter. Once again, non-interest expenses suffered the impact from the organic growth of the operations, since 17 new branches were inaugurated and 293 automated teller machines were installed in the period.

The ISS, PIS and COFINS tax expenses grew R$ 44 million in the quarter, suffering mainly the impact of the rise in the financial margin.

The reduction in other operating revenues is basically associated with the recognition, in the fourth quarter of 2005, of R$ 120 million of revenue connected with the termination of the partnership contract with America Online Latin America Inc. (AOLA).

28   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - CREDIT CARDS - ACCOUNT HOLDERS

The pro forma financial statements below were prepared based on Itau internal management information and are intended to report the performance of the businesses connected with the Credit Cards of current account customers, including Itaucard, Orbitall and Redecard.

                                                                      R$ Million

-----------------------------------------------------------------------------------------
    ITAUBANCO - CREDIT CARDS - ACCOUNT HOLDERS       1ST Q./06    4TH Q./05    VARIATION
-----------------------------------------------------------------------------------------
Managerial Financial Margin                                 283          279            4

Result from Loan Losses                                     (95)         (88)          (7)
  Provision for Loan and Lease Losses                      (106)        (106)           0
  Credits Recoveries and Renegotiated                        11           18           (7)

Net Income from Financial Operations                        188          191           (3)

Other Operating Income / Expenses                            69           27           42
  Banking Service Fees                                      356          408          (52)
  Non-Interest Expenses                                    (261)        (344)          83
  Tax Expenses for ISS, PIS and COFINS                      (51)         (58)           7
  Other Operating Income                                     25           21            4

Operating Income                                            257          218           39

  Non-Operating Income                                        1            0            0

Income Before Tax                                           257          218           39

Income Tax and Social Contribution                          (80)         (58)         (22)
Profit Sharing                                              (12)         (15)           4

Net Income                                                  165          144           21
-----------------------------------------------------------------------------------------

The net income from the Credit Card - Current Account Holders subsegment reached R$ 165 million in the first quarter of 2006, growing by 14.5% compared to the prior quarter.

The managerial financial margin grew due to the increased volume of financing during the period. The allowance for loan losses remained stable in relation to the previous period. Revenues from recovery of written-off credits declined because liquidity levels are typically lower in the first than in the fourth quarter of the year.

During the quarter, accounting changes in Redecard gave rise to a R$ 47 million reduction in service fees, partly offset by a R$ 29 million decline in non-interest expenses, and a R$ 5 million drop in tax expenses. Additionally, service income due to interchange was impacted by the lower volume of transactions in the first quarter.

Other drivers of the decrease in non-interest expenses include: lower depreciation expenses which, in the prior quarter, were impacted by the standardization of accounting criteria, when all companies started to fully depreciate items with residual value under R$ 3 thousand, with a R$ 4 million impact in that period, not seen in the current quarter; and lower postage, processing and advertising expenses, which are usually higher in the last quarter of the year, for seasonal reasons.

QUANTITY OF CREDIT CARDS

                              [CHART APPEARS HERE]

The credit card base went up from 8,510 thousand in December 2005 to 8,603 thousand in March 2006, increasing by 1.1% quarter-on-quarter.

The volume of transactions in the quarter amounted to R$ 4,310 million, declining by 13.5% from the prior quarter, again for seasonal reasons. The market share in the volume of transactions was calculated based on the market totals provided by the Brazilian Association of Credit Card and Services Companies (Associacao Brasileira das Empresas de Cartoes de Credito e Servicos - ABECS).

VOLUME OF TRANSACTIONS AND MARKET SHARE

                              [CHART APPEARS HERE]

In March 2006, we had a level of active accounts (accounts that are billed) of 81.4%, of which 79.0% carried out transactions in the last month. The average movement in the quarter was R$ 1,152.89 per account.

QUANTITY OF CREDIT CARDS BY BRAND - MAR 31, 06

                              [CHART APPEARS HERE]

29   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - INSURANCE, PENSION PLAN AND CAPITALIZATION

The pro forma financial statements below were prepared based on Itau internal management information and are intended to identify the performance of the insurance related businesses.

ON MARCH 31, 2006

                                                                      R$ Million

--------------------------------------------------------------------------------------------------
           ASSETS                         INSURANCE   PENSION PLAN   CAPITALIZATION   CONSOLIDATED
--------------------------------------------------------------------------------------------------
Current and Long-Term Assets                  2,630         14,134            1,205         17,913
  Cash and Cash Equivalents                      27              6                0             33
  Securities                                  1,233         13,764            1,187         16,192
  Other Assets                                1,370            364               17          1,687
Permanent Assets                                158              5               49            205
--------------------------------------------------------------------------------------------------
TOTAL ASSETS                                  2,788         14,139            1,254         18,118
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
        LIABILITIES                       INSURANCE   PENSION PLAN   CAPITALIZATION   CONSOLIDATED
--------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities             2,294         13,338            1,171         16,739
  Technical Provisions - Insurance            1,343            318                -          1,661
  Technical Provisions - Pension Plan             1         12,795                -         12,796
  Technical Provisions - Capitalization           -              -            1,087          1,081
  Other Liabilities                             950            224               83          1,201
Allocated Capital Level I                       494            802               83          1,379
--------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                             2,788         14,139            1,254         18,118
--------------------------------------------------------------------------------------------------

STATEMENT OF INCOME OF THE SEGMENT

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------------------------
                     1ST QUARTER / 2006                         INSURANCE    PENSION PLAN   CAPITALIZATION   CONSOLIDATED
-------------------------------------------------------------------------------------------------------------------------
Revenues from Insurance, Pension Plans and Capitalization              540            997              180          1,713
  Revenues from Insurance (a)                                          540             98                -            638
  Revenues from Pension Plans (b)                                        -            898                -            898
  Revenues from Capitalization (c)                                       -              -              180            176

Changes in Technical Reserves                                          (18)          (426)            (127)          (569)
  Insurance (d)                                                        (18)            10                -             (8)
  Pension Plans (e)                                                      -           (437)               -           (437)
  Capitalization (f)                                                     -              -             (127)          (124)

Pension Plan Benefits Expenses (g)                                       -           (454)               -           (454)

Earned Premiums (h=a+d)                                                522            109                -            630
Result of Pension Plans and Capitalization (i=b+c+e+f+g)                 -              8               53             60

Retained Claims (j)                                                   (322)           (38)               -           (360)

Selling Expenses (k)                                                  (127)           (13)              (8)          (148)

Other Operating Income/(Expenses) of Insurance Operations (l)            7             (3)              (1)             4

Result from Insurance, Capit. and Pension Plans (m=h+i+j+k+l)           80             63               43            186

Financial Margin                                                        61             71               25            158
Service Fees                                                             -             52                -             52
Non-Interest Expenses                                                  (74)           (70)             (28)          (174)
Tax Expenses of ISS, PIS and COFINS                                    (21)            (7)              (3)           (31)
Other Operating Income                                                  10              0                0             11

Operating Income                                                        56            109               38            202

Non-Operating Income                                                     3              0                2              5

Income Before Income Tax and Social Contribution                        59            109               40            207

Income Tax / Social Contribution                                       (12)           (24)             (12)           (48)
Profit Sharing                                                          (2)            (0)               -             (2)
Net Income                                                              45             85               28            158
-------------------------------------------------------------------------------------------------------------------------
(RAROC) - Return over Level I Allocated Capital                       37.9%          43.9%           132.8%          47.2%
-------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                                      56.8%          39.3%            42.9%          46.2%
-------------------------------------------------------------------------------------------------------------------------

NB: The consolidated figures do not represent the sum of the parts, because there are intercompany transactions that were only eliminated at the consolidated level. The information on VGBL was classified together with the pension plan products.
     Non-Interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Expenses for CPMF and Other Taxes and Other Operating Expenses.

30   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - INSURANCE, PENSION PLAN AND CAPITALIZATION

ON DECEMBER 31, 2005

                                                                      R$ Million

--------------------------------------------------------------------------------------------------
                 ASSETS                    INSURANCE   PENSION PLAN   CAPITALIZATION   CONSOLIDATED
--------------------------------------------------------------------------------------------------
Current and Long-Term Assets                   2,695         13,378            1,247         17,100
  Cash and Cash Equivalents                       16              5                1             21
  Securities                                   1,206         13,001            1,231         15,444
  Other Assets                                 1,473            372               16          1,635
Permanent Assets                                 160              5               49            207
--------------------------------------------------------------------------------------------------
TOTAL ASSETS                                   2,855         13,383            1,296         17,307
--------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
              LIABILITIES                  INSURANCE   PENSION PLAN   CAPITALIZATION   CONSOLIDATED
---------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities              2,396         12,631            1,214         16,014
  Technical Provisions - Insurance             1,267            320                -          1,587
  Technical Provisions - Pension Plan              1         11,940                -         11,941
  Technical Provisions - Capitalization            -              -            1,117          1,111
  Other Liabilities                            1,128            371               97          1,374
Allocated Capital Level I                        459            752               82          1,293
---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                              2,855         13,383            1,296         17,307
---------------------------------------------------------------------------------------------------

STATEMENT OF INCOME OF THE SEGMENT

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------------------------
                     4TH QUARTER / 2005                         INSURANCE    PENSION PLAN   CAPITALIZATION   CONSOLIDATED
-------------------------------------------------------------------------------------------------------------------------
Revenues from Insurance, Pension Plans and Capitalization              529          1,187              210          1,923
  Revenues from Insurance (a)                                          529            118                -            647
  Revenues from Pension Plans (b)                                        -          1,069                -          1,069
  Revenues from Capitalization (c)                                       -              -              210            207

Changes in Technical Reserves                                          (36)          (666)            (161)          (860)
  Insurance (d)                                                        (36)           (18)               -            (54)
  Pension Plans (e)                                                      -           (648)               -           (648)
  Capitalization (f)                                                     -              -             (161)          (158)

Pension Plan Benefits Expenses (g)                                       -           (399)               -           (399)

Earned Premiums (h=a+d)                                                493            100                -            594
Result of Pension Plans and Capitalization (i=b+c+e+f+g)                 -             22               49             71

Retained Claims (j)                                                   (292)           (31)               -           (323)

Selling Expenses (k)                                                  (123)            (2)              (6)          (132)

Other Operating Income/(Expenses) of Insurance Operations (l)            6            (10)              (1)            (4)

Result from Insurance, Capit. and Pension Plans (m=h+i+j+k+l)           84             80               42            205

Financial Margin                                                        49             63               36            156
Service Fees                                                             -             47                -             47
Non-Interest Expenses                                                  (89)           (45)             (36)          (174)
Tax Expenses of ISS, PIS and COFINS                                    (21)            (7)              (3)           (32)
Other Operating Income                                                   2              1                0              4

Operating Income                                                        24            138               39            206

Non-Operating Income                                                     3              0                2              5

Income Before Income Tax and Social Contribution                        27            138               41            212

Income Tax / Social Contribution                                        (0)           (31)             (13)           (46)
Profit Sharing                                                          (6)             0                -             (6)

Net Income                                                              21            107               28            160
-------------------------------------------------------------------------------------------------------------------------
(RAROC) - Return over Level I Allocated Capital                       19.0%          60.2%           135.7%          51.8%
-------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                                      78.7%          24.5%            48.3%          45.7%
-------------------------------------------------------------------------------------------------------------------------

NB: The consolidated figures do not represent the sum of the parts, because there are intercompany transactions that were only eliminated at the consolidated level. The information on VGBL was classified together with the pension plan products.
     Non-Interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

31   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - INSURANCE, PENSION PLAN AND CAPITALIZATION

INSURANCE

The pro forma net income of the insurance companies reached R$ 45 million in the first quarter of 2006, showing an increase when compared to the R$ 21 million of the prior quarter.

Earned premiums grew by 5.9% in the period. We highlight earned premiums from other lines, with a 24.7% increase in the quarter, as a result of the concentration of payments of mandatory insurance (DPVAT) in the first quarter of each year.

Retained claims increased by R$ 30 million, from R$ 292 million to R$ 322 million in the first quarter of 2006, on account of property insurance and other lines.

The charts below, which include the life insurance line of the Life and Pension Plan segment, depict the breakdown of the earned premiums by line of insurance.

Automobile insurance had a 39.1% share in the total of earned premiums in the first quarter, while the share of the life and personal accident line was 30.4%.

COMPOSITION OF EARNED PREMIUMS

                              [CHART APPEARS HERE]

COMBINED RATIO

In spite of the 330 basis points decline in the automobile claim level, the total claim level increased, driven by property insurance and other lines.

The combined ratio decreased by 100 basis points due to reduced administrative expenses as a result of favorable decisions in tax lawsuits which, of course, are not recurring factors.

                              [CHART APPEARS HERE]

NB: In the calculation of the combined ratio, results from Protecao Cartao Credicard were recorded net under Other Expenses.

NUMBER OF POLICIES - MASS PRODUCTS

                              [CHART APPEARS HERE]

The number of life and personal accident policies grew, reaching 1,217 thousand at the end of the first quarter of 2006.

The number of automobile policies decreased from 848 thousand in the fourth quarter of 2005 to 769 thousand in the first quarter of 2006. Two factors account for this decline: seasonality in the first quarter and a revision of the acceptance process, resulting in an improved portfolio profile.

The residential line also declined from 554 thousand policies in the fourth quarter of 2005 to 527 thousand in the first quarter of 2006. The decrease is attributable to the lack of sales campaigns during the period.

Note: The charts for Insurance do not include Itauseg Saude and Gralha Azul
      Saude, but they do include the life insurance business of Itau Vida e Previdencia S.A.

32   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - INSURANCE, PENSION PLAN AND CAPITALIZATION

PRIVATE PENSION PLANS

The pro forma net income of the private pension plan companies amounted to R$ 85 million in the first quarter of 2006, decreasing by 20.6% from the prior quarter, mostly as a result of the reduced volume of revenues and increased Benefit and Redemption expenses.

Revenues in the first quarter amounted to R$ 898 million, decreasing by 16.0% quarter-on-quarter, on account of the seasonal effects of private pension products. During the last months of the year, the volume of contributions increases in order to take advantage of tax deductibility and, consequently, increases the technical provisions. On the other hand, the volume of redemptions tends to increase in the first quarter of the following year.

Retained claims of the life and private pension plan companies grew by R$ 7 million, from R$ 31 million in the fourth quarter of 2005 to R$ 38 million in the first quarter of 2006. The increase was a result of the change in the calculation of the provision for claims of the mandatory insurance (DPVAT), pursuant to a resolution of the regulator, effective January 2006.

PENSION PLANS TECHNICAL PROVISIONS

                              [CHART APPEARS HERE]

The chart below summarizes technical provisions by product and by guaranteed income for the participants.

TECHNICAL RESERVES BY PRODUCT/GUARANTEE IN 03/31/2006

                                                                      R$ Million
-------------------------------------------------------------------------
                           GUARANTEED YIELD
                --------------------------------------
                 EXCLUSIVE
    PRODUCT        FUNDS      IGP-M      TR     OTHER    TOTAL      %
-------------------------------------------------------------------------
VGBL                  7,683        -        -        -    7,683      60.0%
PGBL                  3,384        -        -        -    3,384      26.4%
TRADITIONAL               -    1,607       87        -    1,695      13.2%
DEFINED BENEFIT           -        -       27        -       27       0.2%
ACCESSORIES               -        -        -        6        6       0.1%
TOTAL                11,068    1,607      114        6   12,795     100.0%
-------------------------------------------------------------------------

At the end of the first quarter of 2006, technical provisions totaled approximately R$ 12.8 billion, a 7.2% growth from the prior quarter.

At March 31, 2006, VGBL products accounted for 60.0% of the total private pension technical provisions, while PGBL technical provisions represented 26.4% of this total.

Defined contribution or defined benefit private pension products - VGBL and PGBL
- have their resources invested in exclusive funds during the accumulation phase, and do not constitute a risk for the company, which merely passes on to the customer the yield achieved in the fund, and receive back fee for managing the portfolio.

CAPITALIZATION

The pro forma net income of the capitalization companies amounted to R$ 28 million in the first quarter of 2006, remaining stable compared to the prior quarter. During the quarter, the PIC Verao sales campaign was held. This is a capitalization bond with monthly payments of R$ 60.00. Under this campaign, approximately 152 thousand bonds were sold, which contributed towards the portfolio reaching 4.0 million active bonds, corresponding to R$ 1,081 million in technical provisions.

Over the past 12 months, cash prizes amounting to R$ 29 million were distributed to 831 customers whose bonds were drawn at random.

The following table shows the changes in the portfolio of capitalization bonds with monthly payments (PIC) and those with a single payment (Super PIC).

NUMBER OF CAPITALIZATION BONDS

                              [CHART APPEARS HERE]

33   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - INVESTMENT FUNDS AND MANAGED PORTFOLIO

The pro forma financial statements below were prepared based on internal management information and are intended to show the performance of the Investment Fund-related business.

                                                                      R$ Million

---------------------------------------------------------------------------------------
ITAUBANCO - INVESTMENT FUNDS AND MANAGED PORTFOLIO    1ST Q./06   4TH Q./05   VARIATION
---------------------------------------------------------------------------------------
Banking Service Fees                                        460         431          29
  Mutual Fund Management Fees (*)                           382         368          14
  Brokerage Services                                         59          44          15
  Custody Services and Managed Portfolios                    19          19           0
Transfer for Banking                                       (212)       (202)         (9)
Non Interest Expenses                                      (103)       (106)          3
Taxes Expenses (ISS, PIS and COFINS)                        (23)        (22)         (1)
Income before Tax                                           122         102          21
Income Tax and Social Contribution                          (53)        (41)        (11)
Profit Sharing                                              (21)        (13)         (9)
Net Income                                                   48          48           1
---------------------------------------------------------------------------------------

(*)  Does not include income from Pension Plans Funds Management.
Note:The Non-Interest Expenses are made up of personnel expenses, other administrative expenses, other operating expenses and tax expenses with CPMF and others.

Net income from the Investment Fund and Managed Portfolio subsegment in the first quarter of 2006 totaled R$ 48 million, in line with the previous quarter. Revenues from Mutual Fund Management grew by 3.8% compared to the fourth quarter of 2005, reaching R$ 382 million, as a result of the increased volume of assets under management. Brokerage Service revenues added up to R$ 59 million, a 34.0% rise from the prior quarter, primarily due to the coordination of a higher volume of primary offers of shares.

In March 2006, Itau was elected the best fund manager of 2005 according to the Agencia Estado ranking, with a leadership position in the following categories:
Fundos Referenciados DI, Curto Prazo, Cambial and Divida Externa (DI-Indexed, Short-Term, Foreign Exchange and External Debt Funds).

ITAU CORRETORA

The current prospects of Itau Corretora are very favorable, as we anticipate the ongoing expansion of its distribution business, under our strategy of intensifying our investment bank activities. During the first quarter of 2006, Itau Corretora and Itau BBA coordinated three primary offerings of shares (Vivax, Gafisa and Totvs), as well as a secondary offering (DASA). Itau Corretora - whose management is separated from the fund management business - intermediated the volume of R$ 13,500 million on Bovespa in the first quarter of 2006, a 17.4% increase from the fourth quarter of 2005. Itau Corretora had a 4.6% market share in its segment and stood as sixth in the brokerage house ranking.

ASSETS UNDER MANAGEMENT

                              [CHART APPEARS HERE]

In the Fixed Rate ranking for February 2006, Itau Corretora stood out as the leader in debenture issues, as well as FIDCs (Receivables Securitization Funds), with market shares of 35.0% and 73.5%, respectively.

In the first quarter of 2006, through its Home Broker -www.itautrade.com.br - Itau Corretora was responsible for a volume of trading of R$ 1,400 million, reflecting a 42% growth compared to the same period of the previous year. Itau Corretora ranked third in this segment, with a market share of 9.3%.

34   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAU BBA

The pro forma income statement of Itau BBA is shown below.

                                                                      R$ Million

-----------------------------------------------------------------------------------------
                      ITAU BBA                          1ST Q./06   4TH Q./05   VARIATION
-----------------------------------------------------------------------------------------
Managerial Financial Margin                                   611         554          57
  o Banking Operations                                        281         304         (23)
  o Treasury                                                  285         206          80
  o Management of Foreign Exchange Risk from
     Investments Abroad - net of tax effects                   44          44           1

Result from Loan Losses                                        13         127        (114)
  Provision for Loan and Lease Losses                           1         (14)         15
  Credits Recoveries and Renegotiated                          12         140        (128)

Net Income from Financial Operations                          624         680         (56)

Other Operating Income / (Expenses)                           (63)       (151)         88
  Banking Service Fees                                        131         108          22
  Result from Operations of Insurance, Capitalization
   and Pension Plans                                            1           -           1
  Non-Interest Expenses                                      (168)       (234)         67
  Tax Expenses for ISS, PIS and COFINS                        (39)        (29)        (10)
  Other Operating Income                                       12           4           8

Operating Income                                              561         530          32
Non-Operating Income                                            2           0           1

Income before Tax                                             563         530          33
Income Tax and Social Contribution                           (125)       (119)         (6)
Profit Sharing                                                (48)        (32)        (16)

  Net Income                                                  390         379          11
-----------------------------------------------------------------------------------------

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other
     Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Itau BBA posted a financial margin of R$ 611 million in the first quarter of 2006, a 10.4% increase compared to the R$ 554 million margin in the prior quarter. The financial margin on banking transactions totaled R$ 281 million in the period, 7.4% below the prior quarter figures, primarily due to the reduction in the interest rate applied to funds allocated to banking transactions.

As to treasury transactions, the financial margin of R$ 285 million in the first quarter of 2006 is a result of the strategies pursued by Itau BBA in the domestic and international markets, in particular local fixed rate positions, as well as transactions involving exchange parities and positions in Brazilian sovereign debt.

Noteworthy was the excellent quality of the credit portfolio, with 98% of loans classified as "AA", "A" and "B" risk levels, in accordance with the criteria of the Brazilian Central Bank Resolution 2,682. In this connection, a reversal of R$ 13 million was made to the provision for possible losses in the first quarter of 2006, chiefly due to risk rating reassessments and the effects of the appreciation of the real against the U.S. dollar. Notwithstanding the above, gross results from financial intermediation decreased by 8.3%, totaling
R$ 624 million, on account of the recovery of credits extended to the telecommunications sector in the prior quarter.

Banking service fees added up to R$ 131 million in the first quarter of 2006, a 20.8% increase quarter-on-quarter. The increase is attributable to revenues from investment banking transactions, as well as increased cash management services provided to our customers.

Non-interest expenses amounted to R$ 168 million, declining by 28.4% when compared to the prior quarter. Our customers are regularly reviewed for their profile and potential and, when necessary, reallocated to the segment which most suits them. The outcome of such transfers is monitored by our managers. For Itau BBA, the reduction in this line as compared to the previous quarter is basically attributable to the management impact of such reallocation in the fourth quarter of 2005, giving rise to non-recurring expenses of R$ 74 million, recorded as non-interest expenses.

As a result of the above, the pro forma net income of Itau BBA reached
R$ 390 million in the first quarter of 2006, increasing by 2.9% from the prior quarter, and corresponding to an annualized return on average allocated capital (tier 1) of 36.0% in the quarter.

35   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUCRED

Next, we show Itaucred's pro forma financial statements, which make use of management information generated by the in-house models, so as to reflect more precisely the performance of the business units.

ON MARCH 31, 2006

                                                                      R$ Million

------------------------------------------------------------------------------------------
                                                              ITAUCRED
                                           -----------------------------------------------
                                                      CREDIT CARDS -
                                                       NON-ACCOUNT
                 ASSETS                    VEHICLES      HOLDERS        TAII      ITAUCRED
------------------------------------------------------------------------------------------
Current and Long-Term Assets                 12,560            2,801     2,169      17,531
Credit Operations                            13,159            3,167     2,320      18,646
(Allowance for Loan Losses)                    (816)            (373)     (179)     (1,368)
Other Assets                                    217                7        28         252
Permanent Assets                                 56                9        57         122
------------------------------------------------------------------------------------------
TOTAL ASSETS                                 12,616            2,810     2,227      17,653
------------------------------------------------------------------------------------------

                                                                      R$ Million

------------------------------------------------------------------------------------------
                                                              ITAUCRED
                                           -----------------------------------------------
                                                      CREDIT CARDS -
                                                       NON-ACCOUNT
              LIABILITIES                  VEHICLES      HOLDERS        TAII      ITAUCRED
------------------------------------------------------------------------------------------
Current and Long-Term Liabilities            11,440            2,229     1,956      15,625
Securities Repurchase Agreements             10,980              173     1,896      13,049
Borrowings                                       68                -         -          68
Other Liabilities                               392            2,056        59       2,508
Allocated Capital Level I                     1,176              581       271       2,028
------------------------------------------------------------------------------------------
TOTAL LIABILITIES                            12,616            2,810     2,227      17,653
------------------------------------------------------------------------------------------

STATEMENT OF INCOME BY SEGMENT

                                                                      R$ Million

------------------------------------------------------------------------------------------
                                                      CREDIT CARDS -
                                                       NON-ACCOUNT      TAII     ITAUCRED
             1ST QUARTER/06                VEHICLES      HOLDERS
------------------------------------------------------------------------------------------
Managerial Financial Margin                     412              300       108         820

Result from Loan Losses                        (181)            (119)      (70)       (371)
  Provision for Loan and Lease Losses          (199)            (128)      (74)       (401)
  Credits Recoveries and Renegotiated            18                9         4          30

Net Income from Financial Operations            230              181        37         448

Other Operating Income / (Expenses)             (71)            (111)      (94)       (276)
  Banking Service Fees                          123              122        25         270
  Non-Interest Expenses                        (162)            (226)     (108)       (496)
  Taxes Expenses for ISS, PIS and COFINS        (36)             (25)      (13)        (74)
  Other Operating Income                          5               18         1          24

Operating Income                                159               70       (57)        172

  Non-Operating Income                           (0)               0        (0)          0

Income Before Tax                               159               70       (57)        172
Income Tax and Social Contribution              (42)             (18)       22         (37)
Profit Sharing                                   (2)              (2)       (0)         (5)
  Net Income                                    115               50       (35)        130
------------------------------------------------------------------------------------------
(RAROC) - Return on Average Level I
 Allocated Capital                             40.9%            40.2%    -61.0%       28.0%
------------------------------------------------------------------------------------------
Efficiency Ratio                               32.3%            54.4%     89.0%       47.7%
------------------------------------------------------------------------------------------

Note: From 09/30/05 company FIC is being consolidated integrally.
      The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

36   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUCRED

ON DECEMBER 31, 2005

                                                                      R$ Million

------------------------------------------------------------------------------------------
                                                              ITAUCRED
                                           -----------------------------------------------
                                                      CREDIT CARDS -
                                                       NON-ACCOUNT
                 ASSETS                    VEHICLES      HOLDERS        TAII      ITAUCRED
------------------------------------------------------------------------------------------
Current and Long-Term Assets                 10,971            2,986     1,895      15,852
Credit Operations                            11,512            3,301     1,997      16,811
(Allowance for Loan Losses)                    (678)            (319)     (111)     (1,109)
Other Assets                                    137                4         9         150
Permanent Assets                                 55                5        44         103
------------------------------------------------------------------------------------------
TOTAL ASSETS                                 11,026            2,991     1,939      15,955
------------------------------------------------------------------------------------------

                                                                      R$ Million

------------------------------------------------------------------------------------------
                                                              ITAUCRED
                                           -----------------------------------------------
                                                      CREDIT CARDS -
                                                       NON-ACCOUNT
              LIABILITIES                  VEHICLES      HOLDERS        TAII      ITAUCRED
------------------------------------------------------------------------------------------
Current and Long-Term Liabilities             9,950            2,569     1,748      14,267
Securities Repurchase Agreements              9,572              506     1,490      11,569
Borrowings                                       51                -         -          51
Other Liabilities                               328            2,063       257       2,648
Allocated Capital Level I                     1,076              422       191       1,688
------------------------------------------------------------------------------------------
TOTAL LIABILITIES                            11,026            2,991     1,939      15,955
------------------------------------------------------------------------------------------

STAEMENT OF INCOME BY SEGMENT

                                                                      R$ Million

------------------------------------------------------------------------------------------
                                                      CREDIT CARDS -
                                                       NON-ACCOUNT
             4TH QUARTER/05                VEHICLES      HOLDERS        TAII      ITAUCRED
------------------------------------------------------------------------------------------
Managerial Financial Margin                     371              275        85         732

Result from Loan Losses                        (168)             (78)      (62)       (308)
  Provision for Loan and Lease Losses          (190)             (90)      (64)       (344)
  Credits Recoveries and Renegotiated            23               12         2          36

Net Income from Financial Operations            203              197        24         424

Other Operating Income / (Expenses)             (73)            (116)     (116)       (305)
  Banking Service Fees                          118              131        27         276
  Non-Interest Expenses                        (160)            (239)     (118)       (517)
  Taxes Expenses for ISS, PIS and COFINS        (44)             (25)      (26)        (95)
  Other Operating Income                         14               17         1          31

Operating Income                                130               81       (92)        119

  Non-Operating Income                            0                1        (0)          1

Income Before Tax                               130               82       (92)        119
Income Tax and Social Contribution              (33)             (23)       33         (23)
Profit Sharing                                   (2)              (3)        -          (5)

  Net Income                                     95               55       (59)         92
------------------------------------------------------------------------------------------
(RAROC) - Return on Average Level I
 Allocated Capital                             37.1%            55.9%   -131.7%       22.9%
------------------------------------------------------------------------------------------
Efficiency Ratio                               34.9%            60.0%    135.2%       54.8%
------------------------------------------------------------------------------------------

Note:The item Non-Interest Expenses is composed by Personnel Expenses, Other
     Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

37   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUCRED

VEHICLES

In the first quarter of 2006, the Vehicle loan portfolio of Itaucred added up to R$ 13,159 million, growing by 14.3% compared to the last quarter of 2005. The increased volume of transactions helped the managerial financial margin to reach R$ 412 million, equal to a R$ 41 million growth from the prior quarter. Credit risk expenses, reflecting the evolution of the credit portfolio, increased by R$ 13 million from the fourth quarter of 2005, totaling R$ 181 million in the period.

The higher volume of transactions also impacted service fees, in particular in connection with the credit approval and clearance processes. Accordingly, banking service fees amounted to R$ 123 million in the first quarter of 2006, representing a 4.2% growth compared to the prior quarter. Non-interest expenses remained virtually unaltered quarter-on-quarter, testifying to the intensive cost control efforts across the organization.

Accordingly, operating profits grew by R$ 29 million from the previous quarter, totaling R$ 159 million. Ultimately the net income of Itaucred's Vehicle business reached R$ 115 million in the first quarter of 2006, a R$ 20 million increase from the previous quarter. Return on allocated capital was 40.9% in the quarter, 380 basis points above the fourth quarter of 2005.

CREDIT CARDS - NON CURRENT ACCOUNT HOLDERS

The net income from the Credit Cards - Non-Account Holders subsegment was R$ 50 million in the first quarter of 2006, a 9.1% decline compared to the prior quarter, mainly due to the allowance for loan losses. The managerial financial margin grew, owing to the higher volume of financing, which also impacted the allowance for loan losses, giving rise to greater expense. The lower service income, in particular with respect to interchange, stems from the reduction in the volume of transactions in the first quarter of the year. The decrease in the volume of transactions impacted certain expenses, in particular data processing expenses. Decreased advertising expenses also helped to reduce non-interest expenses.

The credit card customer base went up from 4,033 thousand in December 2005 to 4,100 thousand in March 2006, growing by 1.7% in the first quarter of the year.

QUANTITY OF CREDIT CARDS

                              [CHART APPEARS HERE]

The volume of transactions in the first quarter of 2006 totaled
R$ 2,846 million, down 14.0% from the prior quarter when, for seasonal reasons, volumes are significantly higher than in other periods of the year.

VOLUME OF TRANSACTIONS

                              [CHART APPEARS HERE]

The market share of the volume of transactions was computed based on total market figures provided by the Brazilian Association of Credit Card and Services Companies (Associacao Brasileira das Empresas de Cartoes de Credito e Servicos - ABECS).

MARKET SHARE (%)

                              [CHART APPEARS HERE]

TAII

The ongoing consolidation of Taii's operations proceeded during the quarter, with a 16.2% expansion in the loan portfolio volume, which totaled
R$ 2,320 million as of March 31, 2006. The managerial financial margin of Taii was R$ 108 million in the quarter, increasing by 26.4% compared to the previous period. Besides, in the quarter the Brazilian Central Bank approved the formation of Financeira Americanas Itau - FAI, a joint venture of Itau with Lojas Americanas.

38   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

                             [GRAPHIC APPEARS HERE]

     [LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A

                                RISK MANAGEMENT

RISK MANAGEMENT

MARKET RISK

Itau regards risk management as an essential instrument for optimizing the use of capital and selecting the best business opportunities, with a view to achieving the best risk/return ratio for its stockholders.

BANCO ITAU HOLDING FINANCEIRA S.A.

The table below presents Banco Itau Holding Financeira's consolidated Global VaR, which comprises the portfolios of Itau BBA, Banco Itau Europa, Banco Itau Buen Ayre and Itau's structural portfolio. A significant diversification of the risks of the business units can be seen, which makes it possible for the conglomerate to keep total exposure to market risk very small, when compared to its capital.

BANCO ITAU HOLDING VAR  (*)
                                                                  R$ Million
----------------------------------------------------------------------------
                                                     MAR 31, 06   DEC 31, 05
----------------------------------------------------------------------------
Fixed Rate Risk Factor                                     18.1         19.1
Benchmark Rate (TR) Risk Factor                             7.2          6.3
IGPM Risk Factor                                           15.9          4.5
Exchange Indexation Risk Factor                            13.5          8.6
Exchange Variaton Risk Factor (**)                          6.4          6.3
Sovereign Risk Factor                                      16.7         15.7
Equities Risk Factor                                       19.4          9.9
Libor Risk Factor                                           1.9          1.1
----------------------------------------------------------------------------
Banco Itau Europa                                           0.7          1.6
Banco Itau Buen Ayre                                        0.2          0.2
----------------------------------------------------------------------------
Diversification Impact                                    (45.4)       (56.2)
----------------------------------------------------------------------------
Global VaR (**)                                            54.5         17.0
----------------------------------------------------------------------------

(*) VaR refers to the maximum potencial loss of 1 day, with a 99% confidence level.
(**) Considering the tax effects.
Nb.: Does not consider our own portfolio on 03.31.06

BANCO ITAU

The increase in the Global VaR of the Structural Gap as of March 31, 2006 was driven by the higher volatility seen in all risk factors, on account of strong fluctuations in market prices.

STRUCTURAL GAP ITAU VAR
                                                                  R$ Million
----------------------------------------------------------------------------
                                                     MAR 31, 06   DEC 31, 05
----------------------------------------------------------------------------
Fixed  Rate Risk Factor                                    13.3          7.6
Benchmark Rate (TR) Risk Factor                             7.2          6.3
IGPM Risk Factor                                           13.0          5.2
Exchange Indexation Risk Factor                             8.9          4.8
Exchange Variaton Risk Factor (*)                           1.0          0.7
Equities Risk Factor                                       17.6         10.6
----------------------------------------------------------------------------
Diversification Impact                                    (28.5)       (21.2)
----------------------------------------------------------------------------
Global VaR (*)                                             32.4         14.1
----------------------------------------------------------------------------

(*)  Considering the tax effects.

During the quarter, Stress VaR of our Own Portfolio reached R$ 284 million on average, amounting to R$ 374 million on March 31, 2006. The increase in Stress VaR in the quarter primarily stems from transactions carried out in the domestic fixed rate market.

STRESS VAR OF THE PROPRIETARY DESK OF ITAU
                                                                  R$ Million
----------------------------------------------------------------------------
                                                     MAR 31, 06   DEC 31, 05
----------------------------------------------------------------------------
Stress VaR Global                                        (373.8)      (115.4)
----------------------------------------------------------------------------
Maximum Global VaR in the quarter                        (504.6)      (168.1)
Medium Global VaR in the quarter                         (284.0)       (80.3)
Minimum Global VaR in the quarter                         (57.2)        (2.8)
----------------------------------------------------------------------------

The asset portfolios of the branches in Grand Cayman, New York and Itaubank showed higher Overseas global risk at the end of the quarter. Average VaR for the period, however, remained flat compared to the prior quarter.

OVERSEAS VAR
                                                                 US$ Million
----------------------------------------------------------------------------
                                                     MAR 31, 06   DEC 31, 05
----------------------------------------------------------------------------
Sovereign Risk Factor                                       6.3          4.4
Libor Risk Factor                                           0.9          0.5
----------------------------------------------------------------------------
Diversification Impact                                     (0.8)        (1.8)
----------------------------------------------------------------------------
Global VaR                                                  6.4          3.1
----------------------------------------------------------------------------
Maximum Global VaR in the quarter                           8.0          6.8
Medium Global VaR in the quarter                            5.5          5.2
Minimum Global VaR in the quarter                           3.7          3.1
----------------------------------------------------------------------------

BANCO ITAU BBA

Itau BBA's desks are independent from Itau, and hold positions in order to optimize risk-weighted returns. As was the case in prior periods, Itau BBA has a low exposure to market risk when compared to its capital.

BANCO ITAU BBA VAR
                                                                  R$ Million
----------------------------------------------------------------------------
                                                     MAR 31, 06   DEC 31, 05
----------------------------------------------------------------------------
Fixed Rate Risk Factor                                      7.1          3.0
Exchange Indexation Risk Factor                             6.6          2.9
Exchange Variaton Risk Factor (*)                           4.7         11.5
Equities Risk Factor                                        3.9          5.6
Sovereign Risk Factor                                       7.6         13.1
----------------------------------------------------------------------------
Diversification Impact                                    (14.5)       (11.5)
----------------------------------------------------------------------------
Global VaR (*)                                             15.4         24.6
----------------------------------------------------------------------------
Maximum Global VaR in the quarter                          43.9         28.6
Medium Global VaR in the quarter                           31.2         21.2
Minimum Global VaR in the quarter                          15.4         12.7
----------------------------------------------------------------------------

(*)  Considering the tax effects.

40   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

SECURITIES PORTFOLIO

EVOLUTION OF SECURITIES PORTFOLIO
                                                                      R$ Million

----------------------------------------------------------------------------------------------------------------------
                                                                                                   VARIATION (%)
                                                                                            --------------------------
                                  MAR 31, 06     %    DEC 31, 05     %    MAR 31, 05     %    MAR06-DEC05  MAR06-MAR05
----------------------------------------------------------------------------------------------------------------------
  Public Securities - Domestic         7,380    20.7%      6,638    20.0%      7,218    24.3%        11.2%         2.2%
  Public Securities - Foreign            688     1.9%        629     1.9%        852     2.9%         9.4%       -19.3%
Total Public Securities                8,067    22.7%      7,267    21.9%      8,070    27.1%        11.0%         0.0%
Private Securities                    13,352    37.5%     12,781    38.6%     11,660    39.2%         4.5%        14.5%
PGBL/VGBL Funds Quotas                11,047    31.0%     10,215    30.8%      7,436    25.0%         8.1%        48.6%
Derivative Financial Instruments       3,415     9.6%      3,236     9.8%      2,984    10.0%         5.5%        14.5%
Additional Provision                    (280)   -0.8%       (370)   -1.1%       (400)   -1.3%       -24.3%       -30.0%
----------------------------------------------------------------------------------------------------------------------
Total Securities                      35,601   100.0%     33,128   100.0%     29,750   100.0%         7.5%        19.7%
----------------------------------------------------------------------------------------------------------------------

At March 31, 2006, the balance of the securities portfolio increased by 7.5% quarter-on-quarter, totaling R$ 35,601 million. Highlights of the quarter include changes of R$ 832 million in the balance of PGBL/VGBL fund quotas - reaching R$ 11,047 million - and R$ 801 million in public securities, adding up to R$ 8,067 million. One should bear in mind that the PGBL/VGBL plan portfolio is owned by our customers, and is recorded through a contra entry to Technical provisions for private security, in liabilities.

PRIVATE SECURITIES PORTFOLIO AND CREDIT PORTFOLIO

At March 31, 2006, total resources appropriated to the financing of economic activities of the various sectors amounted to R$ 85,398 million, increasing by R$ 4,861 million when compared to the last quarter of 2005.

FUNDS INTENDED FOR THE ECONOMIC AGENTS
                                                                      R$ Million

-----------------------------------------------------------------------------------------
                                         MARCH, 06
-----------------------------------------------------------------------------------------
          RISK LEVEL               AA        A         B         C       D - H     TOTAL
-----------------------------------------------------------------------------------------
Euro Bond's and Similars          4,075       417       118        35        50     4,696
Certificates of Deposits          2,925       157                   2         -     3,084
Debentures                          881       544       114                   -     1,540
Shares                            1,155       105        17         9         1     1,286
Promissory Notes                    121        28       284        33         -       465
Other                             1,408       582       229        59         3     2,281
SubTotal                         10,565     1,833       762       138        53    13,352
Credit Operations(*)             15,638    31,110    14,273     3,407     7,618    72,046
Total                            26,203    32,943    15,035     3,545     7,671    85,398
% of Total                         30.7%     38.6%     17.6%      4.2%      9.0%    100.0%
-----------------------------------------------------------------------------------------

                                                                      R$ Million

-----------------------------------------------------------------------------------------
                                        DECEMBER, 05
-----------------------------------------------------------------------------------------
          RISK LEVEL               AA        A         B         C       D - H     TOTAL
-----------------------------------------------------------------------------------------
Euro Bond's and Similars          3,729       317        82        38        41     4,206
Certificates of Deposits          3,437       108       120        10         -     3,676
Debentures                        1,026       568        67        51         -     1,712
Shares                              957        88        12         7         0     1,065
Promissory Notes                    240        10       289        15         -       554
Other                               624       573       339        29         3     1,568
SubTotal                         10,013     1,665       908       151        44    12,781
Credit Operations(*)             14,231    29,688    14,245     3,593     5,999    67,756
Total                            24,244    31,353    15,153     3,743     6,043    80,537
% of Total                         30.1%     38.9%     18.8%      4.6%      7.5%    100.0%
-----------------------------------------------------------------------------------------

(*)  Endorsements and Sureties included.

41   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

CREDIT RISK

CREDIT TRANSACTIONS

During the first quarter of 2006, the credit portfolio, including sureties and guarantees, increased by 6.3%, reaching a total of R$ 72,046 million. The growth in the personal loan segment was 8.2%, totaling R$ 30,813 million, equal to approximately 54.6% of the overall growth in the quarter. Credits with a risk rating between "AA" and "B" slightly decreased, from 85.8% of the total portfolio at the end of the prior quarter to 84.7% now.

In March 2006, Retail Trade represented the largest concentration of portfolio risk, accounting for 5.5% of the total. During the first quarter of 2006, the following sectors posted the most significant growth: Finance, R$ 1,136 million, Services - Other, R$ 489 million, Retail Trade, R$ 270 million, Chemicals and Petrochemicals, R$ 171 million.

CREDIT OPERATIONS

                              [CHART APPEARS HERE]

(*) As of Mar 31, 06 (**) In constant currency from Dec 31, 1995 to that date; in nominal amounts thereafter.
(1) Credit transactions: Loans, Leasing, Other Credits and Advances on Foreign Exchange Contracts. (2) Guarantees include collateral, surety and other guarantees.

The share of the 100 largest borrowers in the total credit portfolio in March 2006 was 24.7%, compared to 24.0% in December 2005. The largest individual borrower represented 0.8% of the total portfolio at the end of the first quarter of 2006.

The ratio of abnormal loans (more than 14 days overdue) as a percentage of the total portfolio grew by 100 basis points, now representing 6.8% of the portfolio.

42   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

CREDIT PORTFOLIO DEVELOPMENT CONSOLIDATED BY CLIENT TYPE AND CURRENCY

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------------
                                                                                    VARIATION
-------------------------------------------------------------------------------------------------------------
                                   MAR/2006   DEC/2005   MAR/2005     MAR/06 - DEC/05       MAR/06 - MAR/05
                                   --------------------------------------------------------------------------
TOTAL                              BALANCE    BALANCE    BALANCE    BALANCE       %       BALANCE       %
-------------------------------------------------------------------------------------------------------------
Individuals                          30,813     28,471     20,770      2,342        8.2%    10,044       48.4%
  Credit Card                         6,904      7,216      5,033       (311)      -4.3%     1,871       37.2%
  Personal Loans                     11,457     10,320      8,467      1,138       11.0%     2,991       35.3%
  Vehicles                           12,451     10,936      7,270      1,516       13.9%     5,182       71.3%

Businesses                           36,703     34,744     31,905      1,960        5.6%     4,799       15.0%

Corporate                            22,962     21,960     21,408      1,003        4.6%     1,554        7.3%
Small and Medium-Sized Companies     13,741     12,784     10,496        957        7.5%     3,244       30.9%

SubTotal                             67,517     63,215     52,674      4,301        6.8%    14,842       28.2%

Mandatory Loans                       4,529      4,541      4,338        (12)      -0.3%       192        4.4%
  Rural Loans                         2,628      2,653      2,461        (26)      -1.0%       167        6.8%
  Mortgage Loans                      1,902      1,888      1,877         14        0.7%        25        1.3%

Total                                72,046     67,756     57,012      4,290        6.3%    15,034       26.4%
-------------------------------------------------------------------------------------------------------------
LOCAL CURRENCY
-------------------------------------------------------------------------------------------------------------
Individuals                          30,684     28,343     20,622      2,340        8.3%    10,062       48.8%
  Credit Card                         6,889      7,213      5,009       (323)      -4.5%     1,881       37.6%
  Personal Loans                     11,343     10,195      8,343      1,148       11.3%     2,999       35.9%
  Vehicles                           12,451     10,936      7,270      1,516       13.9%     5,182       71.3%

Businesses                           25,456     24,234     20,378      1,222        5.0%     5,078       24.9%

Corporate                            14,352     14,039     12,789        313        2.2%     1,563       12.2%
Small and Medium-Sized Companies     11,104     10,194      7,589        909        8.9%     3,515       46.3%

SubTotal                             56,139     52,577     41,000      3,562        6.8%    15,139       36.9%

Mandatory Loans                       4,519      4,532      4,333        (13)      -0.3%       187        4.3%
  Rural Loans                         2,628      2,653      2,461        (26)      -1.0%       167        6.8%
  Mortgage Loans                      1,892      1,879      1,872         13        0.7%        20        1.1%

Total                                60,659     57,109     45,332      3,550        6.2%    15,326       33.8%
-------------------------------------------------------------------------------------------------------------
FOREIGN CURRENCY
-------------------------------------------------------------------------------------------------------------
Individuals                             130        128        148          2        1.3%       (18)     -12.3%
  Credit Card                            15          3         25         12      362.5%        (9)     -38.6%
  Personal Loans                        115        125        123        (10)      -8.1%        (9)      -7.1%
  Vehicles                                -          -          -          -          -          -          -

Businesses                           11,248     10,510     11,527        738        7.0%      (279)      -2.4%

Corporate                             8,610      7,920      8,619        690        8.7%        (9)      -0.1%
Small and Medium-Sized Companies      2,637      2,590      2,908         47        1.8%      (270)      -9.3%

SubTotal                             11,377     10,638     11,675        739        6.9%      (297)      -2.5%

Mandatory Loans                          10          9          5          1        8.1%         5       94.0%
  Rural Loans                             -          -          -          -          -          -          -
  Mortgage Loans                         10          9          5          1        8.1%         5       94.0%

Total                                11,387     10,647     11,680        740        7.0%      (292)      -2.5%
-------------------------------------------------------------------------------------------------------------

Note:Endorsements and sureties included. Vehicle financing operations including endorsements were moved to the group "Corporate".

DEPOSITS

At March 31, 2006, the balance of deposits added up to R$ 51,688 million, which is equal to a 2.3% increase from the prior quarter. The change was driven by an increase of R$ 2,601 million in the balance of time deposits, partly offset by a R$ 1,009 million reduction in the demand deposit balance.

To ensure the expansion of our credit portfolio, we leverage our extensive, diversified deposit base to fund our transactions.

DEPOSITS BALANCE
                                                                      R$ Million

------------------------------------------------------------------------------------------------------------------
                                                                                              VARIATION (%)
                                                                                         -------------------------
                     MAR 31, 06      %      DEC 31, 05      %      MAR 31, 05      %     MAR06-DEC05   MAR06-MAR05
------------------------------------------------------------------------------------------------------------------
Demand deposits          11,681      22.6%      12,689      25.1%      10,669     24.2%         -8.0%          9.5%
Savings deposits         19,204      37.2%      19,783      39.2%      19,024     43.2%         -2.9%          0.9%
Interbank deposits          800       1.5%         646       1.3%       1,055      2.4%         24.0%        -24.2%
Time deposits            20,003      38.7%      17,402      34.4%      13,277     30.2%         14.9%         50.7%
------------------------------------------------------------------------------------------------------------------
Total Deposits           51,688     100.0%      50,520     100.0%      44,025    100.0%          2.3%         17.4%
------------------------------------------------------------------------------------------------------------------

SOLVENCY

The solvency ratio (BIS Ratio) stood at 16.9% in March banking authority and virtually unaltered in comparison 2006, well above the minimum of 11% required by the with the last quarter of 2005.

43    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED BALANCE SHEET

BALANCE SHEET BY CURRENCY (*)

The Balance Sheet by Currency shows the balances linked to the local and foreign currencies. At March 31, 2006, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a liability totaling of US$ 1,581 million. It should be pointed out that our gap management policy considers the tax effects of this position. As the results from exchange variation on investments abroad are not taxed, our hedge (liability position in foreign exchange derivatives) is higher than the assets protected, so that the total result of the foreign exchange position, net of tax effects, is consistent with our strategy for low risk exposure.

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------------------------------
                                                                           MAR 31, 06                              DEC 31, 05
---------------------------------------------------------------------------------------------------------------------------------
                                                                         BUSINESS IN BRAZIL
                                                                               LOCAL     FOREIGN    BUSINESS   BUSINESS IN BRAZIL
                      ASSETS                         CONSOLIDATED   TOTAL     CURRENCY   CURRENCY    ABROAD     FOREIGN CURRENCY
---------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                                   2,332     2,085      1,923        162        275                  147
Short-term Interbank Deposits                              22,362    17,882     17,641        241      5,194                  499
Securities                                                 35,601    27,011     26,501        510     12,031                  727
Loan and Leasing Operations                                59,301    54,920     50,956      3,964      5,400                3,864
Other Assets                                               40,694    40,353     32,265      8,088      1,706                4,847
    Foreign Exchange Portfolio                             12,621    13,788      5,769      8,019          0                4,741
    Other                                                  28,073    26,565     26,496         69      1,706                  106
Permanent Assets                                            2,914     8,575      2,309      6,266        615                6,518
TOTAL ASSETS                                              163,204   150,826    131,594     19,232     25,220               16,602
  DERIVATIVES - CALL POSITIONS
    Futures                                                                                 8,908                           7,581
    Options                                                                                 5,407                           6,320
    Swaps                                                                                   4,394                           4,360
    Other                                                                                   3,055                           1,850
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS AFTER ADJUSTMENTS (a)                                                         40,996                          36,713
-----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                                                           MAR 31, 06                              DEC 31, 05
---------------------------------------------------------------------------------------------------------------------------------
                                                                         BUSINESS IN BRAZIL
                                                                               LOCAL     FOREIGN    BUSINESS   BUSINESS IN BRAZIL
                      LIABILITIES                    CONSOLIDATED   TOTAL     CURRENCY   CURRENCY    ABROAD     FOREIGN CURRENCY
---------------------------------------------------------------------------------------------------------------------------------
Deposits                                                   51,688    45,822     45,820          1      5,972                    2
Deposits Received under Securities Repo Agreements         21,915    20,139     20,153        (14)     1,778                  (15)
Funds from Acceptances and Issue of Securities              6,714     7,350      3,358      3,992      2,790                4,212
Borrowings and On-lending Borrowings                        8,201     6,419      4,198      2,221      3,143                3,128
Derivative Financial Instruments                            2,290     1,182      1,182          0      1,118                    0
Other Liabilities                                          38,825    36,478     28,761      7,716      4,024                5,180
  Foreign Exchange Portfolio                               12,813    13,980      7,072      6,909          0                4,289
  Other                                                    26,012    22,497     21,690        808      4,024                  891
Technical Provisions of Insurance, Pension Plans
 and Capitalization - unrestricted                         15,538    15,538     15,538          0          0                    0
Deferred Income                                                73        55         55          0         13                    0
Minority Interest in Subsidiaries                           1,341     1,225      1,225          0        116                    0
Stockholder's Equity                                       16,619    16,619     16,619          0      6,266                    0
  TOTAL LIABILITIES                                       163,204   150,826    136,910     13,916     25,220               12,507
DERIVATIVES - PUT POSITIONS
  Futures                                                                                  11,483                           8,710
  Options                                                                                   4,486                           4,330
  Swaps                                                                                    12,454                          12,767
  Other                                                                                     1,473                           1,540
---------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)                                                    43,812                          39,854
---------------------------------------------------------------------------------------------------------------------------------
FOREIGN EXCHANGE POSITION (c = a - b)                                                      (2,815)                         (3,141)
FOREIGN EXCHANGE POSITION OF MINORITY
 STOCKHOLDERS' (d)                                                                           (619)                           (614)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY
 STOCKHOLDERS' (c + d) R$                                                                  (3,434)                         (3,755)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY
 STOCKHOLDERS' (c + d) US$                                                                 (1,581)                         (1,604)
---------------------------------------------------------------------------------------------------------------------------------

(*)  It does not exclude transactions between local and foreign business.

44   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ACTIVITIES ABROAD

ACTIVITIES ABROAD

Banco Itau Holding Financeira occupies a prominent position among the private capital economic groups with a presence abroad. Its footprint includes strategically well located units in the Americas, Europe and Asia, giving rise to important synergies in foreign trade financing, placement of eurobonds, offering of sophisticated financial transactions (Structured Notes), private banking in Luxembourg, international transfers, and international cash management.

At March 31, 2006, the consolidated investments abroad of Banco Itau Holding Financeira totaled R$ 6,266 million (US$ 2,884 million), including non-financial business.

HIGHLIGHTS - UNITS ABROAD
                                                                      R$ Million

--------------------------------------------------------------------------------------------------------------------------------
UNIT ABROAD                                MAR 31,06    DEC 31, 05       COMMENTS ON THE VARIATION IN THE QUARTERLY RESULTS
--------------------------------------------------------------------------------------------------------------------------------
BRANCHES ABROAD
Assets                                          7,792        8,337   Higher income from derivative financial instruments
Stockholder's Equity                            1,811        1,916   (Swaps and Futures).
Income accumulated in the Financial Year           41          (10)
Income in the Quarter                              41           10
Quarterly annualized ROA                          2.1%         0.5%
Quarterly annualized ROE                          9.0%         2.1%
--------------------------------------------------------------------------------------------------------------------------------
ITAU BANK, LTD
Assets                                          3,483        3,441   Lower income from derivative financial instruments (Swaps
Stockholder's Equity                            1,212        1,330   and Futures).
Income accumulated in the Financial Year          (22)          64
Income in the Quarter                             (22)           3
Quarterly annualized ROA                         -2.5%         0.3%
Quarterly annualized ROE                         -7.2%         0.8%
--------------------------------------------------------------------------------------------------------------------------------
BANCO ITAU BUEN AYRE S.A
Assets                                          1,265        1,271   Lower income from credit operation recovery.
Stockholder's Equity                              215          231
Income accumulated in the Financial Year            6           12
Income in the Quarter                               6           11
Quarterly annualized ROA                          1.9%         3.5%
Quarterly annualized ROE                         11.0%        19.1%
--------------------------------------------------------------------------------------------------------------------------------
BANCO ITAU EUROPA S.A. CONSOLIDATED
Assets                                          7,127        8,113   Higher income from derivative financial instruments (Swaps)
Stockholder's Equity                            1,089        1,098   and income from the investiment in Banco BPI.
Income accumulated in the Financial Year           48          114
Income in the Quarter                              48           18
Quarterly annualized ROA                          2.7%         0.9%
Quarterly annualized ROE                         17.8%         6.7%
--------------------------------------------------------------------------------------------------------------------------------
BANCO BBA AND SUBSIDIARIES(1)
Assets                                         10,296       12,065   Lower income from the large trading volume of Brazillian
Stockholder's Equity                            1,904        1,949   sovereign debt securities in the last quarter.
Income accumulated in the Financial Year           87          178
Income in the Quarter                              87          106
Quarterly annualized ROA                          3.4%         3.5%
Quarterly annualized ROE                         18.3%        21.8%
--------------------------------------------------------------------------------------------------------------------------------

(1) BBA-Creditanstalt Bank Ltd., Banco Itau-BBA S.A. - Nassau Branch, BBA Representaciones S.A., Banco BBA-Creditanstalt S.A. - Sucursal Uruguai, Nevada Woods S.A., Karen International Ltd., Mundostar S.A., AKBAR - Marketing e Servicos Ltda., BBA Overseas Ltd e BBA Icatu Securities, INC.

45   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ACTIVITIES ABROAD

TRADE LINES

Our extensive relationships with correspondent banks ensures a great power of penetration and diversification of the sources of funds which, coupled with an improved perception of the Brazilian economy's fundamentals, has lead to a substantial increase in supply and longer terms, keeping funding costs at low levels.

TRADE LINE DISTRIBUTION

----------------------------------------
   GROUP/COUNTRY        PARTICIPATION
----------------------------------------
Europe                        58%
United States                 24%
Latin America                 11%
Canada                        3%
Asia                          4%
----------------------------------------

PERFORMANCE OF OVER-LIBOR SPREAD ON TRADE LINES (%P.Y.)

-----------------------------------
                     DUE TO:
    AT:         180 DAYS   360 DAYS
-----------------------------------
Sep 30,05         0.200%      0.300%
Dec 31,05         0.150%      0.250%
Mar 31,06         0.150%      0.200%
-----------------------------------

MAIN ISSUES OUTSTANDING (1)

We highlight below the main financial issues outstanding in the first quarter of 2006.

                                                                     US$ Million

------------------------------------------------------------------------------------------------------------------------------
                                                        BALANCE AT       ISSUES       AMORTIZATIONS   BALANCE AT
      INSTRUMENT                 COORDINATOR            DEC 31,05    IN THE QUARTER   IN THE QUARTER   MAR 31,06    ISSUE DATE
------------------------------------------------------------------------------------------------------------------------------
Fixed Rate Notes (2)     Merrill Lynch                     254             -                -             255       08/13/2001
Fixed Rate Notes         Merrill Lynch and Itaubank        100             -                -             100       08/13/2001
Fixed Rate Notes         Merrill Lynch and Itaubank        80              -                -              80       11/09/2001
Fixed Rate Notes         Merrill Lynch                     105             -                -             105       11/25/2003
Fixed Rate Notes         ABN Amro Bank and Itaubank        125             -                -             125       01/31/2005
Floating Rate Notes(3)   Banca IMI and Royal Bank of
                          Scotland                         177             -                -             182       07/24/2003
Floating Rate Notes      Itaubank                          393             -                -             393       12/31/2002
Floating Rate Notes(4)   Itau Europa, HypoVereinsbank
                          and ING Luxembourg               237             -                -             242       06/25/2004
Floating Rate Notes      Merrill Lynch                     105             -                -             105       07/07/2004
Floating Rate Notes(4)   HypoVereinsbank and ING           237             -                -             242       06/22/2005
Floating Rate Notes      Calyon                            140             -                 (5)          135       06/30/2005
Floating Rate Notes      Calyon                            200             -                -             200       06/30/2005
Floating Rate Notes(5)   Itau Europa, HypoVereinsbank
                          and LB Baden Wuerttemberg        118             -                -             121       12/22/2005
Other Notes(8)                                             356             -                -             419
Total                                                    2,627             -                 (5)        2,705
------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
                                                        MATURITY
      INSTRUMENT                 COORDINATOR               DATE             COUPON %
----------------------------------------------------------------------------------------
Fixed Rate Notes (2)     Merrill Lynch                  08/15/2011          4.250%
Fixed Rate Notes         Merrill Lynch and Itaubank     08/15/2011         10.000%
Fixed Rate Notes         Merrill Lynch and Itaubank     08/15/2011         10.000%
Fixed Rate Notes         Merrill Lynch                  09/20/2010          5.010%
Fixed Rate Notes         ABN Amro Bank and Itaubank     01/31/2008         4.375%
Floating Rate Notes(3)   Banca IMI and Royal Bank of
                          Scotland                      07/24/2006    Euribor(7) + 0.55%
Floating Rate Notes      Itaubank                       03/30/2015     Libor(6) + 1.25%
Floating Rate Notes(4)   Itau Europa, HypoVereinsbank
                          and ING Luxembourg            07/12/2007    Euribor(7) + 0.45%
Floating Rate Notes      Merrill Lynch                  03/20/2011     Libor(6) + 0.65%
Floating Rate Notes(4)   HypoVereinsbank and ING        06/22/2010   Euribor(7) + 0.375%
Floating Rate Notes      Calyon                         09/20/2008     Libor(6) + 0.30%
Floating Rate Notes      Calyon                         09/20/2012     Libor(6) + 0.20%
Floating Rate Notes(5)   Itau Europa, HypoVereinsbank
                          and LB Baden Wuerttemberg     12/22/2015    Euribor(7) + 0.55%
Other Notes(8)
Total
----------------------------------------------------------------------------------------

(1)  Amounts refer to principal amounts.
(2)  Amount in US$ equivalent to JPY 30 billion.
(3), (4) and (5) Amounts in US$ equivalent to(euro)150 million,(euro)200 million and(euro)100 million, respectively
(6)  180-day Libor.
(7)  90-day Euribor.
(8)  Structured and Credit Linked Notes.

PARTICIPATION IN SOVEREIGN ISSUES

During the first quarter of 2006, Banco Itau acted as co-manager with the Brazilian National Treasury in the reopening of Global 2037 (US$ 500 million).

46   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

                            [GRAPHICS APPEARS HERE]

     [LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A.

                              OWNERSHIP STRUCTURE

OWNERSHIP STRUCTURE

OWNERSHIP STRUCTURE

Itau manages its corporate structure in a way that makes the best use of its capital amongst the various operating segments of the company. Note 15 to the Financial Statements details the average acquisition cost of treasury shares, as well as options granted to group executives under the "Plan for Granting Stock Options".

-----------------------------------------------------------------------------------
BANCO ITAU HOLDING FINANCEIRA S.A.             MAR 31, 06   DEC 31, 05   MAR 31, 05
-----------------------------------------------------------------------------------
Stockholder's                                      52,687       51,624       49,118
Outstanding Preferred Shares (in thousands)       506,189      502,434      530,774
Outstanding Common Shares (in thousands)          601,545      601,576      605,994
-----------------------------------------------------------------------------------
Outstanding Shares (in thousands)               1,107,735    1,104,009    1,136,768
-----------------------------------------------------------------------------------
Preferred Shares in Treasury (in thousands)        20,789       24,544       18,204
Common Shares in Treasury (in thousands)            4,418        4,388          882
-----------------------------------------------------------------------------------
Shares in Treasury (in thousands)                  25,207       28,932       19,086
-----------------------------------------------------------------------------------

NB: On 10/20/05, a reverse split of shares was carried out (900%). The position of Mar/05 is adjusted for better comparability.

The abridged organization chart of Itau's structure is shown below. The percentual numbers consider the direct and indirect stakes.

                              [CHART APPEARS HERE]

(*)  Itausa direct and indirect stake into Itau Europa Bank is 89.89%.

48   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PERFORMANCE IN THE STOCK MARKET

At the end of the first quarter of 2006, Itau Holding preferred shares (ITAU4) were traded at R$ 64.00 per share, with an appreciation of 13.7% compared to the fourth quarter of the prior year. Common shares (ITAU3) appreciated by 18.1% compared to the fourth quarter of 2005, trading at R$ 55.50 per share. Itau Holding ADRs (ITU) traded on NYSE were quoted at US$ 29.77 per ADR at the end of the first quarter of 2006, an appreciation of 23.9% .

Performance in Stock Market (*) - R$
-------------------------------------------------
                             PREFERRED    COMMON
IN MARCH 31, 2006             SHARES      SHARES
-------------------------------------------------
Maximum in the quarter (a)        73.0       62.5
Minimum in the quarter (b)        55.1       47.0
Variation % (a/b)                   32%        33%
Maximum in the year (c)           73.0       62.5
Minimum in the year (d)           40.7       35.5
Variation % (c/d)                   79%        76%
Price                             64.0       55.5
-------------------------------------------------

(*)  Calculation based on closing quotations of 03/31/2006.

PAYMENT OF DIVIDENDS / INTEREST ON OWN CAPITAL (JCP)

                              [CHART APPEARS HERE]

During the first quarter of 2006, for the fifth consecutive year, the Board of Directors increased the amount of Interest on Own Capital (JCP) paid on a monthly basis, this time by 14.3%, from R$ 0.021 to R$ 0.024.

JCP payments during the first quarter of 2006, totaling R$ 553 million, represent a 3.6% increase compared to the fourth quarter of 2005 and a 59.8% increase compared to the first quarter of 2005.

REINVESTMENT DIVIDEND PROGRAM

Since April 2006, Itau Holdings shareholders, account holders of Banco Itau S.A., have the opportunity to automatically reinvest their dividends whenever they buy preferred or ordinary shares. The percentage of dividends to be reinvested can vary from 10% to 100%. This Program, by Itau Holding, was the first to be approved by the CVM (Brazilian Security Exchange Commission).

SIGNIFICANT EVENTS - CYCLE OF APIMEC 2006

In March 2006, Banco Itau Holding Financeira S.A. started the cycle of Apimec 2006 presentations throughout Brazil. The first presentation was in Brasilia, on March 29, with more than 140 attendants.

SUBSEQUENT EVENTS

In addition to the Apimec Meeting held in Brasilia, three additional meetings are scheduled to take place in the first half of the year:

     -    In Belo Horizonte, on May 24;
     -    In Rio de Janeiro, on May 25, and
     -    In Porto Alegre, on June 1.

The Stockholders' Meeting held on April 26, 2006 approved the following changes to the by-laws:

     a)   Members elected to the Board of Directors must be under seventy-five
          (75) years of age;
     b) The Compensation Committee name was changed to Nomination and Compensation Committee, with an expanded number of members, goals and purposes;
     c)   The Disclosure and Negotiation Committees were consolidated.

ACQUISITION OF BANKBOSTON'S OPERATIONS IN LATIN AMERICA

Banco Itau Holding Financeira S.A. (ITAU) and Itausa -Investimentos Itau S.A. (ITAUSA) announced that they have entered into an agreement with Bank of America Corporation (BAC) dated 05-01-2006 which involves:

     - The acquisition of BankBoston (BKB) in Brazil by ITAU pursuant to the issuance of 68,518 thousand non-voting ITAU shares, equal to an approximate 5.8% share of ITAU's total capital;
     - The exclusive right for ITAU to acquire BKB's operations in Chile and Uruguay, as well as certain other financial assets owned by clients of Latin America.

This transaction, the largest stock swap ever to be completed in the Brazilian financial services industry, secures ITAU's leadership amongst private Brazilian institutions in the asset management, custody business, and in the high net worth individual and large corporate sectors and provides it with the opportunity to expand its operations into new markets in Latin America. Further more information about this operation, check the material fact at our Investor Relations website: "www.itauir.com".

PERFORMANCE CULTURE

The superior market capitalization, the significant increase in the liquidity of our stock, and the launch of differentiated products and services for the capital market, among other initiatives, reflect the enhancement of Itau Holding's Performance Culture, which aims at creating value for our stockholders and focuses on sustained profitability. As a result of the strategic long-term vision of our Performance Culture, the return on stockholders' equity has remained above 30% over the past six quarters.

RETURN ON AVERAGE EQUITY (%) (*)

                              [CHART APPEARS HERE]

(*)  Annualized ROE

49   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF PRICEWATERHOUSECOOPERS]

--------------------------------------------------------------------------------
                                                PricewaterhouseCoopers
                                                Av. Francisco Matarazzo, 1700
                                                Torre Torino
                                                Caixa Postal 61005
                                                05001-400 Sao Paulo, SP - Brasil
                                                Telefone (0xx11) 3674-2000

Report of Independent Auditors on Supplementary Information

To the Board of Directors and Stockholders
Banco Itau Holding Financeira S.A.

1. In connection with our limited review of the Quarterly Information of Banco Itau Holding Financeira S.A. and its subsidiaries (consolidated) as of March 31, 2006 and 2005, on which we issued a report without exceptions dated May 2, 2006, we performed a review of the supplementary information included in Management's Report on the Consolidated Operations of Banco Itau Holding Financeira S.A. and its subsidiaries (consolidated).

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management's Report on the Consolidated Operations of Banco Itau Holding Financeira S.A. and its subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in Management's Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the Quarterly Information.

3. On the basis of our review, we are not aware of any material modifications that should be made to this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the Quarterly Information taken as a whole.

Sao Paulo, May 2, 2006

PricewaterhouseCoopers                  /s/ Ricardo Baldin
-----------------------                 ------------------
PricewaterhouseCoopers                  Ricardo Baldin
Auditores Independentes                 Contador
2SP000160/O-5                           CRC 1SP110374/O-0

                             [GRAPHICS APPEAR HERE]

     [LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A.

                         COMPLETE FINANCIAL STATEMENTS
                         MARCH 2006

                       BANCO ITAU HOLDING FINANCEIRA S.A.

            INFORMATION ON THE RESULTS FOR THE FIRST QUARTER OF 2006

We present below the results of Itau for the first quarter of 2006. The complete financial statements and the Management's Discussion and Analysis Report are available on the Itau website (http://www.itauri.com.br).

1. Consolidated net income totaled R$ 1,460 million in the first quarter of 2006, with annualized return of 36.3% on average stockholders' equity. Consolidated stockholders' equity totaled R$ 16,619 million, a 6.8% increase in the quarter, and referential equity for operating limits calculation purposes was R$ 22,086 million. Itau preferred and common shares for the quarter rose 18.5% and 19.1%, respectively, while the Bovespa index rose 14.0%.

2. Itau employed 51,765 people at the end of the first quarter of 2006. Fixed compensation plus charges and benefits totaled R$ 854 million. Welfare benefits granted to employees and their dependants totaled R$ 166 million. Additionally, Itau invested R$ 10 million in education, training and development programs.

3. Itau paid or provided for its own taxes and contributions in the amount of R$ 1,620 million in the first quarter of 2006. Additionally, the amount of R$ 1,496 million in taxes was withheld from clients, collected and paid.

4. Consolidated assets totaled R$ 163,204 million, an 11.5% increase as compared to March 2005. The loan portfolio, including guarantees and sureties, grew 26.4% as compared to the same period in the prior year, totaling R$ 72,046 million. Noteworthy is the 48.4% in the credit to individuals segment.

5. Total own free, raised and managed funds increased 10.7% in the quarter, totaling R$ 274,732 million. Noteworthy is the 14.9% growth in time deposits. The total amount of technical provisions for insurance, pension plan and capitalization reached R$ 15,538 million, an increase of 6.1% in the quarter.

6. Euromoney magazine considered the Private Bank of Banco Itau as the Best Private Bank in Brazil for Entrepreneurs and the Best Private Bank for clients with investments ranging from 1 million to 10 million dollars.

7. In January, Itau and XL Capital Ltd. (XL) signed a Memorandum of Understanding aiming to create a new insurance company in Brazil, which will operate in the commercial and industrial insurance markets of high risk. The synergy between both companies will bring advantages to insurance brokers and clients.

8. Itau continued to the practices that guide its operation in the segment of middle market companies. The loan portfolio was analyzed based on the trends for several economic sectors. Additionally, these sectors had a specific rating assigned for social and environmental risks. Itau also continued to the assess of social and environmental risks in the analysis of companies, the adoption of this variable in credit decisions and the process for social and environmental education of its commercial partners by means of news releases focused on the middle market segment.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                54

9. The investments of Fundacao Itau Social totaled R$ 5 million in the quarter. Noteworthy are the third edition of the "Escrevendo o Futuro" (Writing the Future) Award, the implementation of the "Melhoria da Educacao no Municipio" (Improvement of Municipal Education) Program in the State of Minas Gerais, and the second edition of the "Jovens Urbanos" (Urban Youth) Program in Sao Paulo.

10. Instituto Itau Cultural programs totaled R$ 4 million in the quarter. Its headquarters in Sao Paulo received over 57 thousand visitors. The Rumos (Directions) Program opened the "Rumos Artes Visuais 2005-2006 - Paradoxos Brasil" Exhibit (2005-2006 Directions Visual Arts - Brazil Paradoxes) that presents the works of 78 artists.

11. In May 01, 2006, Itau Holding and Bank of America Corporation have entered into an agreement to acquisition of BankBoston in Brazil and the exclusive right to acquire the BankBoston operations in Chile and Uruguay, as well as certain other financial assets owned by clients of Latin America. The acquisition of BankBoston in Brazil will be effected in stock pursuant to the issuance of 68.5 million new non-voting Itau Holding shares, equal to an approximate 5.8% share of Itau Holding's total capital valued at R$ 4.5 billion. With this investment, it is estimated a goodwill of R$ 2.2 billion in 2006, net of taxes.

Sao Paulo, May 8, 2006.

Olavo Egydio Setubal

Chairman

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                55

MANAGEMENT REPORT - 1st Quarter of 2006

To our Stockholders:

We present the Management Report and financial statements of Banco Itau Holding Financeira S.A. (Itau Holding) and its subsidiaries for the first quarter of 2006, in accordance with the regulations established by the Brazilian Corporate Law, the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP).

THE ECONOMY AND THE BANKING SECTOR

The economic activity showed recovery signs during the first quarter of 2006. The industrial production, presented quarterly growth of 2.7% up to February. The good performance of consumer goods (5% of growth in the quarter), reflects the expansion of the real salaries, the relative stability of the unemployment rate, which is below 10%, and credit availability.

A scenario favorable for the trend of inflation, detected by the Monetary Policy Committee in 2005, has been confirmed. The basic interest rate has been reduced to 16.5% p.a. in the beginning of March.

In the financial sector, credit continued to post growths. Credit to individuals increased 6.2%, from R$ 157 billion at the end of 2005 to R$ 167 billion in March 2006, at prices of March 2006. Payroll advance loans, which have been the great driver of credit to individuals, seem to stabilize, accounting for approximately 15% of the loan portfolio. Credit to businesses increased 2.7%, from R$ 186 billion to R$ 191 billion, at prices of March 2006, in the first three months of the year.

Regarding fund raising, demand deposits increased 3.2% in real terms as compared to March 2005. Time deposits increased 5.8% while the net equity of Investment Fund's (FIFs) grew 18.7%.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                56

BANCO ITAU HOLDING FINANCEIRA S.A.

MAIN ECONOMIC AND FINANCIAL INDICATORS

=====================================================================================================
                                                                                              CHANGE
                                                                       1ST Q/06   1ST Q/05      %
-------------------------------------------------------------------------------   --------   --------
RESULTS - R$ MILLION
  Gross income from financial operations                                  3,085      2,468       25.0
  Income from services, insurance, pension plans and capitalization       3,828      3,149       21.6
  Expenses not related to interest (1)                                    2,775      2,381       16.5
  Operating income                                                        2,360      1,943       21.4
  Consolidated recurring net income                                       1,460      1,284       13.7
  Consolidated net income                                                 1,460      1,141       27.9
RESULTS PER SHARE - R$
  Consolidated net income                                                  1.32       1.00       32.0
  Book value                                                              15.00      12.87       16.6
  Interest on own capital                                                  0.50       0.30       66.7
  Price per share - PN (2)                                                67.62      45.60       48.3
  Market capitalization - R$ million (3)                                 74,902     51,838       44.5
BALANCE SHEET - R$ MILLION
  Total assets                                                          163,204    146,403       11.5
  Total loans (including guarantees and sureties)                        72,046     57,012       26.4
  Free, raised and managed own resources                                274,732    226,665       21.2
  Subordinated debts                                                      4,471      4,770       (6.3)
  Consolidated stockholders' equity                                      16,619     14,629       13.6
  Referential equity (4)                                                 22,086     20,258        9.0
FINANCIAL RATIOS (%) (% P.A.)
  Recurring return on average equity (5)                                   36.3       35.9
  Return on average equity (5)                                             36.3       31.9
  Return on average assets                                                  3.7        3.3
  Efficiency ratio (6)                                                     45.4       49.8
  Solvency ratio (Basel ratio) (7)                                         16.9       18.3
  Fixed assets ratio (7)                                                   25.7       25.0
=====================================================================================================

(1) Includes personnel expenses, other administrative expenses, tax expenses for CPMF and other taxes and other operating expenses.
(2)  Based on the average quote in March.
(3)  Calculated based on the average quote of preferred shares in March.
(4) Capital basis, calculated according to BACEN Resolution No. 2837, dated May 30, 2001, based on the economic and financial consolidated result.
(5) The annualized return is represented by the relation between the quarterly net income and the average stockholder's equity (December plus March divided by two), multiplied by four.
(6) Calculated based on international criteria defined in the Management Discussion and Analysis Report.
(7)  Position at March 31.

Consolidated net income for the first quarter was R$ 1,460 million, with an annualized return of 36.3% on average equity. The consolidated stockholders' equity of R$ 16,619 million increased 6.8% in the quarter. Itau Holding paid and provided for taxes and contributions for the period in the amount of R$ 1,620 million.

Consolidated assets totaled R$ 163,204 million, a growth of 11.5% as compared to March 2005.

Itau Holding's loan portfolio, including guarantees and sureties, increased 26.4% as compared to March 2005, reaching R$ 72,046 million at the end of the quarter. Noteworthy was the growth of 48.4% in the credit to individuals segment.

The personal loan portfolio increased 35.3% as compared to the first quarter of 2005. The Bank continued expanding the business of the consumer credit area associated with the Taii brand. At the end of the quarter, this financial institution had 4.5 million clients, posting a 19% growth as compared to December 2005. Taii opened 24 own stores, having a total of 154 stores in Sao Paulo, Rio de Janeiro and Minas Gerais at the end of the quarter. With the additional expansion of Financeira Itau CBD (FIC), Financeira Itau (FIT) and Financeira Americanas Itau (FAI), the stores linked to Taii brand totaled 693 units at the end of the quarter.

The vehicle financing and leasing portfolio increased 71.3% as compared to the same period in 2005, reaching R$12,451 million. In this quarter, the product for heavy vehicles segment, launched in 2005, started to be offered nationally. In the moment, more than 1,000 trucks are financed per month.

In the real estate financings segment, Banco Itau launched a new credit facility with fixed installments. This facility is for the financing of residential real estate over R$ 60 thousand, and includes the possibility of using the FGTS - Fundo de Garantia do Tempo de Servico as down payment. At present, this facility is available in the State of Sao Paulo.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                57

The credit to businesses portfolio, disregarding the mandatory loans, increased 15.0% as compared to the same period of 2005, totaling R$ 36,703 million in the quarter. Noteworthy is the growth of 30.9% in the segment of micro, small and middle market companies, whereas the large companies segment increased 7.3%.

In relation to investment banking, which received important personnel investments, Itau BBA was considered by ANBID - Associacao Nacional dos Bancos de Investimento as the top distributor of fixed income and credit rights investment funds (FIDC), accounting for 26.5% and 58.2% of these respective market shares. In the quarter, Itau BBA coordinated debentures and FIDCs operations amounting to R$ 1.7 billion.

In equity markets, Itau BBA was the coordinator and bookrunner for the subsequent offering of a service company as well as for the three of the five initial public offerings (IPOs) performed in the quarter that totaled R$ 2.6 billion and put Itau BBA in the top of the ANBID ranking of origination and distribution for the period.

Total own free, raised and managed funds reached R$ 274,732 million, a 10.7% increase as compared to December 2005. The increase of 14.9% in time deposits should be highlighted.

In the international area, we highlight the development and streamlining of the following: systems aimed at improving customer service thus increasing the number of transactions related to currency exchange, foreign trade and international cash management; the structuring of long-term operations for syndicate; and the activities in markets that are increasingly important to our clients, such as Asia, Eastern Europe and Argentina.

In the quarter, Itau Holding's preferred shares increased 18.5% and common shares, 19.1%, whereas the Bovespa index appreciated 14.0%. The market value of Itau Holding reached R$ 74,902 million at the end of the quarter.

SIGNIFICANT EVENT

In January, Itau Holding and XL Capital Ltd. (XL) signed a Memorandum of Understanding aiming to create a new insurance company in Brazil, which will operate in the commercial and industrial insurance markets of high risk.

XL is a leader in the insurance, reinsurance and financial products and services segments for commercial and industrial corporate clients, as well as insurance companies. The synergy between both companies will bring advantages to insurance brokers and clients.

AWARDS

Banco Itau's Private Bank was considered by Euromoney magazine as the Best Private Bank in Brazil for Entrepreneurs and the Best Private Bank for clients with investments ranging from 1 million to 10 million dollars. In addition, it received the Sao Paulo Award for Management Quality, granted by the Government of the State of Sao Paulo. The Bank was the only institution to receive a golden medal.

Banco Itau earned the Advertiser of the year award from Associacao Brasileira de Propaganda - ABP (Brazilian Advertising Association).

"Executivo de Valor" magazine, published by the Valor Economico newspaper, elected Roberto Setubal as the "Executivo de Valor" (Valuable Executive) in the Banks and Financial Services category.

Itau was elected the best fund manager by the Agencia Estado's ranking prepared by Ibmec-SP, being a leader in the following categories: index, short term, exchange and external debt. It was also elected the best fund manager for the second year in a row by the Investidor Individual magazine, based on the methodology of the FIA-USP's Laboratorio de Financas.

PEOPLE

Itau Holding employed 51,765 people at the end of the first quarter of 2006. Fixed compensation plus charges and benefits totaled R$ 854 million. Welfare benefits granted to employees and their dependants totaled R$ 166 million. Additionally, Itau invested R$ 10 million in education, training, and development programs.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                58

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

Itau Holding continued the practices linked to sustainable development in the segment of middle market companies. The loan portfolio was analyzed based on the macro- and microeconomic trends for several economy sectors. Additionally, these sectors had a specific rating for social and environmental risks assigned. It continued the assessment of social and environmental risks in the analysis of companies, the adoption of this variable in credit decisions and the process of social and environmental education of commercial partners by means of news releases focused on the middle market segment.

The investments of Fundacao Itau Social totaled R$ 5 million for the quarter. Noteworthy are the third edition of the "Escrevendo o Futuro" (Writing the Future) Award, the implementation of the "Melhoria da Educacao no Municipio" (Improvement of Municipal Education) Program in the State of Minas Gerais, and the second edition of "Jovens Urbanos" (Urban Youth) Program in Sao Paulo. We also highlight the involvement of World Bank in the program of economic evaluation for social projects.

Instituto Itau Cultural programs totaled R$ 4 million in the quarter. Its headquarters in Sao Paulo received over 57 thousand visitors. The Rumos (Directions) Program, the main one of the institute, opened the "Rumos Artes Visuais 2005-2006 - Paradoxos Brasil" Exhibit (2005-2006 Directions Visual Arts
- Brazil Paradoxes), which presents the works of 78 artists. The Instituto Itau Cultural also organized an international seminar about contemporary art.

SUBSEQUENT EVENT

In May 01, 2006, Itau Holding and Bank of America Corporation have entered into an agreement to acquisition of BankBoston in Brazil and the exclusive right to acquire the BankBoston operations in Chile and Uruguay, as well as certain other financial assets owned by clients of Latin America.

The acquisition of BankBoston in Brazil will be effected in stock pursuant to the issuance of 68.5 million new non-voting Itau Holding shares, equal to an approximate 5.8% share of Itau Holding's total capital. Based on the non-voting shares average price on April 28, 2006, these newly-issued shares would be valued at R$ 4.5 billion. With this, Bank of America Corporation will become a shareholder of Itau Holding and will appoint one member of Itau Holding's Board of Directors.

With this investment, it is estimated a goodwill of R$ 2.2 billion, net of taxes. These write-offs, however, should not impact dividends/interest on own capital distributions to the pro forma shareholder base in the year, which should be higher than those paid out in 2005.

This transaction, the largest stock swap ever to be completed in the Brazilian financial services industry, secures Itau Holding's leadership amongst private Brazilian institutions in the asset management, custody business, and in the high net worth individual and large corporate sectors and provides it with the opportunity to expand its operations into new markets in Latin America.

The conclusion of this transaction is subject to the approval of the Brazilian Central Bank of Brazil and other relevant authorities.

INDEPENDENT AUDITORS - CVM INSTRUCTION NO. 381

In the quarter, PricewaterhouseCoopers Auditores Independentes and related parties did not provide other non-audit related services in excess of 5% of total external audit fees.

CIRCULAR NO. 3,068/01 OF CENTRAL BANK OF BRAZIL

Banco Itau Holding Financeira S.A. hereby declares to have the financial capacity and the intention to hold to maturity securities classified under line item "held-to-maturity securities" in the balance sheet, in the amount of R$ 1,813 million, corresponding to only 5.1% of total securities held.

Banco Itau Holding Financeira S.a. - Consolidated Financial Statements -
March 31, 2006                                                                59

ACKNOWLEDGEMENTS

We reward thank our stockholders and clients for their essential support and trust. To our employees, our special thanks for their efforts and dedication to achieve consistent and differentiated results.

(Approved at the Meeting of the Board of Directors on May 8, 2006).

The complete financial statements and the Management Discussion and Analysis Report, which present further details on the results for the period, are available on the Itau Holding website (http://www.itauri.com.br).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                60

BANCO ITAU HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS                    ADVISORY BOARD
------------------                    --------------
CHAIRMAN                              FERNANDO DE ALMEIDA NOBRE NETO
--------                              LICIO MEIRELLES FERREIRA
OLAVO EGYDIO SETUBAL                  LUIZ EDUARDO CAMPELLO

VICE-CHAIRMEN
-------------                         COMPENSATION COMMITTEE
ALFREDO EGYDIO ARRUDA VILLELA FILHO   ----------------------
JOSE CARLOS MORAES ABREU              PRESIDENT
ROBERTO EGYDIO SETUBAL                ---------
                                      OLAVO EGYDIO SETUBAL

MEMBERS                               MEMBERS
-------                               -------
ALCIDES LOPES TAPIAS                  CARLOS DA CAMARA PESTANA
CARLOS DA CAMARA PESTANA              FERNAO CARLOS BOTELHO BRACHER
FERNAO CARLOS BOTELHO BRACHER         JOSE CARLOS MORAES ABREU
HENRI PENCHAS                         ROBERTO EGYDIO SETUBAL
JOSE VILARASAU SALAT                  ROBERTO TEIXEIRA DA COSTA
MARIA DE LOURDES EGYDIO VILLELA
PERSIO ARIDA                          AUDIT COMMITTEE
ROBERTO TEIXEIRA DA COSTA             ---------------
SERGIO SILVA DE FREITAS               PRESIDENT
TEREZA CRISTINA GROSSI TOGNI          ---------
                                      CARLOS DA CAMARA PESTANA
EXECUTIVE BOARD                       EFFECTIVE MEMBERS
---------------                       ALCIDES LOPES TAPIAS
CHIEF EXECUTIVE OFFICER               TEREZA CRISTINA GROSSI TOGNI
-----------------------
ROBERTO EGYDIO SETUBAL                SECURITIES TRADING COMMITTEE
                                      ----------------------------
                                      ALCIDES LOPES TAPIAS
SENIOR VICE-PRESIDENT                 ALFREDO EGYDIO ARRUDA VILLELA FILHO
---------------------                 ALFREDO EGYDIO SETUBAL
HENRI PENCHAS                         ANTONIO CARLOS BARBOSA DE OLIVEIRA
                                      HENRI PENCHAS
EXECUTIVE VICE-PRESIDENTS             MARIA ELIZABETE VILACA LOPES AMARO
-------------------------             ROBERTO TEIXEIRA DA COSTA
ALFREDO EGYDIO SETUBAL *              SILVIO APARECIDO DE CARVALHO
CANDIDO BOTELHO BRACHER
* Investor Relations Officer          MATERIAL INFORMATION DISCLOSURE COMMITTEE
                                      -----------------------------------------
LEGAL COUNSEL                         ALCIDES LOPES TAPIAS
-------------                         ALFREDO EGYDIO ARRUDA VILLELA FILHO
LUCIANO DA SILVA AMARO                ALFREDO EGYDIO SETUBAL
                                      ANTONIO CARLOS BARBOSA DE OLIVEIRA
EXECUTIVE DIRECTORS                   ANTONIO JACINTO MATIAS
-------------------                   HENRI PENCHAS
RODOLFO HENRIQUE FISCHER              MARIA ELIZABETE VILACA LOPES AMARO
SILVIO APARECIDO DE CARVALHO          ROBERTO TEIXEIRA DA COSTA
                                      SILVIO APARECIDO DE CARVALHO
MANAGING DIRECTORS                    TEREZA CRISTINA GROSSI TOGNI
------------------
JACKSON RICARDO GOMES
MARCO ANTONIO ANTUNES                 FISCAL BOARD
VILSON GOMES DE BRITO                 ------------
                                      PRESIDENT
DEPUTY MANAGING DIRECTOR              ---------
------------------------              GUSTAVO JORGE LABOISSIERE LOYOLA
WAGNER ROBERTO PUGLIESI
                                      MEMBERS
INTERNATIONAL ADVISORY BOARD          -------
----------------------------          FERNANDO ALVES DE ALMEIDA
PRESIDENT                             IRAN SIQUEIRA LIMA
---------
ROBERTO EGYDIO SETUBAL

MEMBERS
-------
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CAMARA PESTANA
FERNAO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSE CARLOS MORAES ABREU
JULIO LAGE GONZALEZ
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

ACCOUNTANT
----------
JOSE MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                61

BANCO ITAU S.A.

PRESIDENT AND CHIEF EXECUTIVE OFFICER      MANAGING DIRECTORS
-------------------------------------      ------------------
ROBERTO EGYDIO SETUBAL                     ANTONIO CARLOS RICHECKI RIBEIRO
                                           ALMIR VIGNOTO
SENIOR VICE-PRESIDENTS                     ANDRE DE MOURA MANDARAS
----------------------                     ANTONIO SIVALDI ROBERTI FILHO
ALFREDO EGYDIO SETUBAL                     AURELIO JOSE DA SILVA PORTELLA
ANTONIO JACINTO MATIAS                     ARNALDO PEREIRA PINTO
HENRI PENCHAS                              CARLOS EDUARDO DE MORI LUPORINI
RENATO ROBERTO CUOCO                       CARLOS EDUARDO MONICO
                                           CESAR PADOVAN
EXECUTIVE VICE-PRESIDENTS                  CICERO MARCUS DE ARAUJO
-------------------------                  CRISTIANE MAGALHAES TEIXEIRA
HELIO DE MENDONCA LIMA                     EDELVER CARNOVALI
JOSE FRANCISCO CANEPA                      EDUARDO ALMEIDA PRADO
RODOLFO HENRIQUE FISCHER                   ERIVELTO CALDERAN CORREA
RONALD ANTON DE JONGH                      FABIO WHITAKER VIDIGAL
RUY VILLELA MORAES ABREU                   HELI DE ANDRADE
                                           JAIME AUGUSTO CHAVES
LEGAL COUNSEL                              JOAO ANTONIO DANTAS BEZERRA LEITE
-------------                              JOAO COSTA
LUCIANO DA SILVA AMARO                     JOAQUIM MARCONDES DE ANDRADE WESTIN
                                           JOSE ANTONIO LOPES
EXECUTIVE DIRECTORS                        JOSE CARLOS QUINTELA DE CARVALHO
-------------------                        JULIO ABEL DE LIMA TABUACO
ALEXANDRE DE BARROS                        LUIS ANTONIO RODRIGUES
CLAUDIO RUDGE ORTENBLAD                    LUIZ ANTONIO NOGUEIRA DE FRANCA
FERNANDO TADEU PEREZ                       LUIZ ANTONIO RIBEIRO
JOAO JACO HAZARABEDIAN                     LUIZ ANTONIO RODRIGUES
MARCO AMBROGIO CRESPI BONOMI               LUIZ EDUARDO ZAGO
OSVALDO DO NASCIMENTO                      LUIZ FERNANDO DE ASSUMPCAO FARIA
SERGIO RIBEIRO DA COSTA WERLANG            LUIZ MARCELO ALVES DE MORAES
SILVIO APARECIDO DE CARVALHO               MANOEL ANTONIO GRANADO
                                           MARCELO HABICE DA MOTTA
SENIOR MANAGING DIRECTORS                  MARCELO SANTOS RIBEIRO
-------------------------                  MARCO ANTONIO ANTUNES
ANTONIO CARLOS MORELLI                     MARCOS ROBERTO CARNIELLI
ALEXANDRE ZAKIA ALBERT                     MAXIMO HERNANDEZ GONZALEZ
CARLOS HENRIQUE MUSSOLINI                  MIGUEL BURGOS NETO
JACKSON RICARDO GOMES                      MOACYR ROBERTO FARTO CASTANHO
JOSE GERALDO BORGES FERREIRA               OSVALDO JOSE DAL FABBRO *
LUIZ ANTONIO FERNANDES VALENTE             PASCHOAL PIPOLO BAPTISTA
LYWAL SALLES FILHO                         PATRICK PIERRE DELFOSSE
MARIA ELIZABETE VILACA LOPES AMARO         RENATA HELENA OLIVEIRA TUBINI
PAULO ROBERTO SOARES                       RICARDO ORLANDO
RICARDO VILLELA MARINO                     RICARDO TERENZI NEUENSCHWANDER
                                           VALMA AVERSI PRIOLI
                                           * elected in the EGM held on
                                            March 27, 2006, pending
                                            approval of BACEN

BANCO ITAU BBA S.A.

BOARD OF DIRECTORS                         VICE-PRESIDENT DIRECTORS - COMMERCIAL
------------------                         -------------------------------------
                                           ALBERTO FERNANDES
CHAIRMAN                                   SERGIO AILTON SAURIN
--------
ROBERTO EGYDIO SETUBAL
                                           DIRECTORS
VICE-CHAIRMEN                              ---------
-------------                              ALEXANDRE ENRICO SILVA FIGLIOLINO
FERNAO CARLOS BOTELHO BRACHER              ANDRE LUIS TEIXEIRA RODRIGUES
HENRI PENCHAS                              ANDRE LUIZ HELMEISTER
                                           ANDRE EMILIO KOK NETO
MEMBERS                                    CAIO IBRAHIM DAVID
-------                                    ELAINE CRISTINA ZANATTA RODRIGUES
ALFREDO EGYDIO SETUBAL                      VASQUINHOS
ANTONIO BELTRAN MARTINEZ                   EUGENIO JOSE DE ALMEIDA E SILVA
ANTONIO CARLOS BARBOSA DE OLIVEIRA         EZEQUIEL GRIN
CANDIDO BOTELHO BRACHER                    FABIO DE SOUZA QUEIROZ FERRAZ
EDMAR LISBOA BACHA                         FERNANDO ALCANTARA DE FIGUEREDO BEDA
EDUARDO MAZZILLI DE VASSIMON               FERNANDO FONTES IUNES
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN   FRANCISCO PAULO COTE GIL
RODOLFO HENRIQUE FISCHER                   GUSTAVO HENRIQUE PENHA TAVARES
SERGIO RIBEIRO DA COSTA WERLANG            JOAO CARLOS DE GENOVA
                                           JOAO REGIS DA CRUZ NETO
EXECUTIVE BOARD                            JOSE IRINEU NUNES BRAGA
---------------                            LUIS ALBERTO PIMENTA GARCIA
CHIEF EXECUTIVE OFFICER                    LUIZ AUGUSTO NUNES DA SILVA
-----------------------                    LUIZ HENRIQUE CAMPIGLIA
CANDIDO BOTELHO BRACHER                    MARCELO MAZIERO
                                           MARIA CRISTINA LASS
MANAGING VICE-PRESIDENTS                   MARIO LUIZ AMABILE
------------------------                   ODAIR DIAS DA SILVA JUNIOR
ANTONIO CARLOS BARBOSA DE OLIVEIRA         PAOLO SERGIO PELLEGRINI
EDUARDO MAZZILLI DE VASSIMON               PAULO DE PAULA ABREU
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN

Banco Itau Holding Financeira S.a. - Consolidated Financial Statements -
March 31, 2006                                                                62

ITAU SEGUROS S.A.

CHIEF EXECUTIVE OFFICER                    SENIOR MANAGING DIRECTOR
-----------------------                    ------------------------
ROBERTO EGYDIO SETUBAL *                   JACQUES BERGMAN

SUPERINTENDENT DIRECTOR                    MANAGING DIRECTORS
-----------------------                    ------------------
RUY VILLELA MORAES ABREU                   IDACELMO MENDES VIEIRA
                                           MANES ERLICHMAN NETO
MANAGING VICE-PRESIDENTS - EXECUTIVE       OSMAR MARCHINI
------------------------------------
OLAVO EGYDIO SETUBAL JUNIOR
MARCELO BLAY

EXECUTIVE DIRECTORS
-------------------
CARLOS EDUARDO DE MORI LUPORINI
CLAUDIO CESAR SANCHES
JOSE CARLOS MORAES ABREU FILHO
* elected in the OGM held on
March 31, 2006, pending approval of SUSEP

BANCO ITAUCRED FINANCIAMENTOS S.A.

CHIEF EXECUTIVE OFFICER
-----------------------
ROBERTO EGYDIO SETUBAL

MANAGING VICE-PRESIDENTS
------------------------
JOSE FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI

DIRECTORS
---------
ARNALDO PEREIRA PINTO
DILSON TADEU DA COSTA RIBEIRO
ERIVELTO CALDERAN CORREA
FERNANDO JOSE COSTA TELES
FLAVIO KITAHARA SOUSA
GERONCIO MOTA MENEZES FILHO
JACKSON RICARDO GOMES
LUIS FERNANDO STAUB
LUIS OTAVIO MATIAS
LUIZ TADEU CASTRO SANCHES
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MARIO MENDES AMADEU
MARIO WERNECK BRITTO
RODOLFO HENRIQUE FISCHER

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                63

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET
(In thousands of Reais)

=========================================================================================
ASSETS                                                        03/31/2006      03/31/2005
----------------------------------------------------------   ------------    ------------
CURRENT ASSETS                                                125,037,770     114,335,972
  CASH AND CASH EQUIVALENTS                                     2,331,728       1,962,962
  SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)               20,999,735      21,434,659
    Money market                                               13,390,530      12,529,762
    Money market - Assets Guaranteeing Technical
     Provisions - SUSEP (Note 10b)                                140,661         255,668
    Interbank deposits                                          7,468,544       8,649,229
  SECURITIES AND DERIVATIVE FINANCIAL
   INSTRUMENTS (Notes 4b, 4c and 6)                            27,089,127      21,248,545
    Own portfolio                                               8,589,453       6,618,272
    Subject to repurchase commitments                           1,073,839         614,617
    Pledged in guarantee                                          885,724       1,454,594
    Deposited with the Central Bank                               187,698           6,755
    Derivative financial instruments                            2,730,910       2,622,656
    Guarantor Resources of Technical Provisions - Funds
     quotas of PGBL/VGBL (Note 10b)                            11,047,183       7,436,286
    Guarantor Resources of Technical Provisions - Other
     securities (Note 10b)                                      2,574,320       2,495,365
  INTERBANK ACCOUNTS                                           13,092,733      11,638,940
    Pending settlement                                          1,178,419       1,040,095
    Central Bank deposits                                      11,902,136      10,574,623
    National Housing System (SFH)                                   7,645           8,364
    Correspondents                                                  3,093           6,577
    Interbank onlendings                                            1,440           9,281
  INTERBRANCH ACCOUNTS                                             16,332          24,160
  LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)           40,343,135      33,426,980
    Operations with Credit Assignment
     Characteristics (Note 4d)                                 42,644,252      34,998,298
    (Allowance for loan losses) (Note 4e)                      (2,301,117)     (1,571,318)
  OTHER RECEIVABLES                                            20,241,848      23,903,439
    Foreign exchange portfolio (Note 8)                        12,620,673      13,417,021
    Income receivable                                             553,274         523,637
    Insurance premium receivable (Note 10b)                       666,007         632,224
    Negotiation and Intermediation of
     securities (Note 19h)                                      1,393,373       4,968,200
    Sundry (Note 12a)                                           5,008,521       4,362,357
  OTHER ASSETS (Note 4f)                                          923,132         696,287
    Other assets                                                  373,068         369,270
    (Valuation allowance)                                         (91,273)       (102,516)
    Prepaid expenses (Note 12b)                                   641,337         429,533

LONG-TERM RECEIVABLES                                          35,252,150      29,068,336
  SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)                1,362,468         567,569
    Money market                                                  204,405               -
    Money market - Assets Guaranteeing Technical
     Provisions - SUSEP (Note 10b)                                436,431               -
    Interbank deposits                                            721,632         567,569
  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
   (Notes 4b, 4c and 6)                                         8,512,088       8,501,710
    Own portfolio                                               4,968,964       5,345,282
    Subject to repurchase commitments                           1,115,127         585,876
    Pledged in guarantee                                          731,488       1,014,642
    Deposited with the Central Bank                                68,999         195,847
    Derivative financial instruments                              684,221         360,874
    Guarantor Resources of Technical Provisions - Other
     securities (Note 10b)                                        943,289         999,189
  INTERBANK ACCOUNTS - National Housing System (SFH)              362,427         268,694
  LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)           18,957,576      14,264,787
    Operations with Credit Assignment
     Characteristics (Note 4d)                                 21,324,876      15,981,456
    (Allowance for loan losses) (Note 4e)                      (2,367,300)     (1,716,669)
  OTHER RECEIVABLES - Sundry (Note 12a)                         5,250,745       4,983,267
  OTHER ASSETS - Prepaid expenses (Note 12b)                      806,846         482,309

PERMANENT ASSETS                                                2,913,872       2,998,471
  INVESTMENTS (Notes 4g and 14a II)                               826,783         842,186
    Investments in subsidiaries and affiliates                    654,304         686,761
    Other investments                                             276,918         254,902
    (Allowance for losses)                                       (104,439)        (99,477)
  FIXED ASSETS (Note 4h and 14b)                                1,790,397       1,926,416
    Property for own use                                        2,145,069       2,147,812
    Other fixed assets                                          3,383,299       3,170,793
    (Accumulated depreciation)                                 (3,737,971)     (3,392,189)
  OPERATING LEASE ASSETS (Note 4i)                                 17,340               -
    Leased assets                                                  18,552               -
    (Accumulated depreciation)                                     (1,212)              -
  DEFERRED CHARGES (Notes 4j and 14b)                             279,352         229,869
    Organization and expansion expenses                           512,767         488,439
    (Accumulated amortization)                                   (233,415)       (258,570)
TOTAL ASSETS                                                  163,203,792     146,402,779
=========================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                64

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET
(In thousands of Reais)

=========================================================================================
LIABILITIES                                                   03/31/2006      03/31/2005
----------------------------------------------------------   ------------    ------------
CURRENT LIABILITIES                                            92,661,289      94,916,829
  DEPOSITS (Notes 4a and 9b)                                   45,605,558      42,560,438
    Demand deposits                                            11,329,599      10,487,531
    Savings deposits                                           19,203,957      19,023,655
    Interbank deposits                                            800,458       1,050,213
    Time deposits                                              13,920,568      11,818,061
    Other deposits                                                350,976         180,978
  DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE
   AGREEMENTS (Notes 4a and 9c)                                 9,465,759      10,573,113
    Own portfolio                                               5,342,507       5,764,774
    Third-party portfolio                                       4,123,252       4,808,339
  FUNDS FROM ACCEPTANCE AND ISSUANCE OF
   SECURITIES (Notes 4a and 9d)                                 1,654,973       1,113,856
    Mortgage notes                                                201,141               -
    Debentures                                                    140,897               -
    Foreign borrowings in securities                            1,312,935       1,113,856
  INTERBANK ACCOUNTS                                            1,173,101       1,047,920
    Pending settlements                                         1,043,580         940,338
    Correspondents                                                129,521         107,582
  INTERBRANCH ACCOUNTS                                          1,098,005       1,036,774
    Third-party funds in transit                                1,092,495       1,033,964
    Internal transfer of funds                                      5,510           2,810
  BORROWINGS AND ONLENDINGS (Notes 4a and 9e)                   3,754,672       5,082,106
    Borrowings                                                  2,480,064       3,918,754
    Onlendings                                                  1,274,608       1,163,352
  DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)            1,858,496       2,062,711
  TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND
   CAPITALIZATION (Notes 4k and 10a)                            2,769,128       2,458,569
  OTHER LIABILITIES                                            25,281,597      28,981,342
    Collection and payment of taxes and contributions           1,601,140       1,728,174
    Foreign exchange portfolio (Note 8)                        12,813,144      13,567,260
    Social and statutory (Note 15b II)                            784,028         481,973
    Tax and social security contributions (Note 13d I)          1,212,159       1,203,402
    Negotiation and Intermediation of securities (Note 19h)     1,792,126       5,438,745
    Credit card operations                                      4,330,075       3,237,180
    Securitization of foreign payment orders (Note 9f)            171,476         517,532
    Subordinated debts (Note 9g)                                   53,042          57,095
    Sundry (Note 12c)                                           2,524,407       2,749,981

LONG-TERM LIABILITIES                                          52,509,501      35,607,152
  DEPOSITS (Notes 4a and 9b)                                    6,082,450       1,464,244
    Interbank deposits                                                  -           5,186
    Time deposits                                               6,082,450       1,459,058
  DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE
   AGREEMENTS (Notes 4a and 9c)                                12,448,841       6,793,855
    Own portfolio                                              12,448,841       6,740,105
    Third-party portfolio                                               -          53,750
  FUNDS FROM ACCEPTANCE AND ISSUANCE OF
   SECURITIES (Notes 4a and 9d)                                 5,059,456       2,635,981
    Debentures                                                  2,850,000               -
    Foreign borrowings in securities                            2,209,456       2,635,981
  BORROWINGS AND ONLENDINGS (Notes 4a and 9e)                   4,446,033       5,147,218
    Borrowings                                                  1,534,846       2,213,767
    Onlendings                                                  2,911,187       2,933,451
  DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)              431,637         180,616
  TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND
   CAPITALIZATION (Notes 4k and 10a)                           12,769,113       9,095,309
  OTHER LIABILITIES                                            11,271,971      10,289,929
    Tax and social security contributions (Note 13d I)          4,473,769       2,793,839
    Securitization of foreign payment orders (Note 9f)            997,494       1,124,878
    Subordinated debts (Note 9g)                                4,417,526       4,712,782
    Sundry (Note 12c)                                           1,383,182       1,658,430

DEFERRED INCOME (Note 4n)                                          73,050          45,281

MINORITY INTEREST IN SUBSIDIARIES                               1,341,311       1,204,796

STOCKHOLDERS' EQUITY (Note 15)                                 16,618,641      14,628,721
    Capital                                                     8,300,000       8,101,000
      Domestic                                                  6,658,202       6,409,428
      Foreign                                                   1,641,798       1,691,572
    Capital reserves                                            1,290,005       2,183,867
    Revenue reserves                                            7,822,114       4,395,709
    Adjustment to market value - securities and
     derivatives (Notes 4b, 4c and 6d )                           338,896         345,510
    (Treasury shares)                                          (1,132,374)       (397,365)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    163,203,792     146,402,779
=========================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                65

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF INCOME
(In thousands of Reais)

============================================================================================
                                                                01/01 TO         01/01 TO
                                                               03/31/2006       03/31/2005
----------------------------------------------------------   --------------   --------------
INCOME FROM FINANCIAL OPERATIONS                                  5,862,164        5,007,424
  Loans, leasing and other credits                                3,536,208        3,135,360
  Securities and derivative financial instruments                 1,582,595        1,201,174
  Insurance, pension plan and capitalization (Note 10c)             540,609          399,884
  Foreign exchange operations                                       (16,969)          54,727
  Compulsory deposits                                               219,721          216,279

EXPENSES ON FINANCIAL OPERATIONS                                 (1,495,899)      (1,946,175)
  Money market                                                   (1,149,716)      (1,432,839)
  Technical provision for pension plan and
   capitalization (Note 10c)                                       (437,021)        (308,879)
  Borrowings and onlendings                                          90,838         (204,457)

INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES               4,366,265        3,061,249

RESULT OF LOAN LOSSES (Note 7d I)                                (1,281,142)        (593,410)
  Expense for allowance for loan losses                          (1,439,714)        (755,608)
  Income from recovery of credits written off as loss               158,572          162,198

GROSS INCOME FROM FINANCIAL OPERATIONS                            3,085,123        2,467,839

OTHER OPERATING INCOME (EXPENSES)                                  (725,111)        (524,571)
  Banking service fees (Note 12d)                                 2,120,872        1,794,070
    Resources management                                            448,882          397,757
    Current account services                                        385,553          348,628
    Credit cards                                                    486,681          436,573
    Sureties and credits granted                                    387,567          270,700
    Collection services                                             224,004          209,060
    Other                                                           188,185          131,352
  Result of operations with insurance, pension plan
   and capitalization (Note 10c)                                    225,595          205,823
  Personnel expenses (Note 12e)                                  (1,131,238)        (954,977)
  Other administrative expenses (Note 12f)                       (1,215,425)      (1,103,327)
  Tax expenses (Notes 4m and 13a II)                               (548,172)        (425,673)
  Equity in results of associated
   companies (Note 14a III)                                          37,206           94,897
  Other operating income (Note 12g)                                 132,348          111,618
  Other operating expenses (Note 12h)                              (346,297)        (247,002)

OPERATING INCOME                                                  2,360,012        1,943,268

NON OPERATING INCOME                                                 (2,443)           6,043

INCOME BEFORE TAXATION ON NET INCOME AND PROFIT SHARING           2,357,569        1,949,311

INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4m and 13a I)            (731,924)        (535,998)
  Due on operations for the period                                 (800,272)        (739,210)
  Temporary additions                                                68,348          203,212

EXTRAORDINARY RESULT                                                      -         (142,245)

PROFIT SHARING                                                     (167,284)         (91,735)
  Employees - Law 10,101 of 12/19/2000                             (109,196)         (69,379)
  Officers - Statutory - Law 6,404 of 12/15/1976                    (58,088)         (22,356)

MINORITY INTEREST IN SUBSIDIARIES                                     1,620          (38,037)

NET INCOME                                                        1,459,981        1,141,296
---------------------------------------------------------------------------   --------------
NUMBER OF OUTSTANDING SHARES - (Note 15a)                     1,107,734,617    1,136,767,570
NET INCOME PER SHARE - R$                                              1.32             1.00
BOOK VALUE PER SHARE - R$                                             15.00            12.87
============================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                66

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
(In thousands of Reais)

========================================================================================
                                                               01/01 TO       01/01 TO
                                                              03/31/2006     03/31/2005
----------------------------------------------------------------------------------------
A - FINANCIAL RESOURCES WERE PROVIDED BY                       14,626,672     16,061,139

  ADJUSTED NET INCOME                                           1,561,286      1,137,265

      Net income                                                1,459,981      1,141,296

      Adjusted net income:                                        101,305         (4,031)
        Depreciation and amortization                             138,750        144,706
        Equity in result of subsidiary companies                  (37,206)       (94,897)
        Extraordinary result in subsidiary and
         associated companies                                           -        (39,755)
         Other                                                       (239)       (14,085)

  STOCKHOLDERS' RESOURCES - Stock options
   granted - Exercised stock options                              101,795         87,673

  THIRD PARTIES' RESOURCES ARISING FROM:                       12,745,802     14,759,593
      - Increase in liabilities:                               12,136,718     14,706,275
        Deposits                                                1,168,273      1,994,852
        Deposits received under securities
         repurchase agreements                                          -      1,268,550
        Funds from acceptance and issuance of securities        1,753,667        318,874
        Interbank and interbranch accounts                      1,463,643              -
        Derivative finalcial instruments                                -      1,070,091
        Technical provisions for insurance, pension
         plan and capitalization                                  898,707        530,805
         Other liabilities                                       6,852,428      9,523,103
      - Decrease in assets:                                       514,541          4,189
        Short-term interbank deposits                             514,541              -
        Other assets                                                    -          4,189
      - Changes in deferred income                                  2,073         (1,944)
      - Disposal of assets and investments:                        92,470         51,073
        Non-operating assets                                       85,406         47,513
        Fixed assets                                                6,689          3,531
        Investments                                                   375             29
    CHANGES IN MINORITY INTERESTS                                 217,789         76,608

B - FINANCIAL RESOURCES WERE USED FOR                          14,379,506     16,028,629

    INTEREST ON OWN CAPITAL PAID AND PROVISIONED                  555,989        347,256

    PURCHASE OF TREASURY SHARES                                     1,668          9,701

    ADJUSTMENT OF SECURITIES IN SUBSIDIARY COMPANIES               20,948              -

    INVESTMENTS IN:                                               178,531        133,905
      - Non-operating assets                                       80,709         35,033
      - Fixed assets                                               80,324         92,588
      - Investments                                                17,498          6,284

    DEFERRED CHARGES                                               32,327         13,227

    INCREASE IN ASSETS                                         12,372,310     15,235,898
      - Short-term interbank deposits                                   -      2,255,556
      - Securities and derivative financial instruments         2,389,817        767,746
      - Interbank and interbranch accounts                              -         47,074
      - Loan, leasing operations and other credits              2,772,318      3,338,256
      - Other receivables                                       7,209,656      8,827,266
      - Other assets                                                  519              -

  DECREASE IN LIABILITIES                                       1,217,733        288,642

      - Deposits received under securities
         repuchase agreements                                     116,050              -
      - Funds from acceptance and issuance of securities          955,567        288,642
      - Derivative financial instruments                          146,116              -

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)          247,166         32,510

CHANGES IN FINANCIAL POSITION:
----------------------------------------------------------------------------------------
Cash and cash equivalents:
    - At the beginning of the period                            2,084,562      1,930,452
    - At the end of the period                                  2,331,728      1,962,962
    - Increase (Decrease)                                         247,166         32,510
========================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                67

BANCO ITAU HOLDING FINANCEIRA S.A.
BALANCE SHEET
(In thousands of Reais)

========================================================================================
ASSETS                                                        03/31/2006     03/31/2005
----------------------------------------------------------   ------------   ------------
CURRENT ASSETS                                                    418,311        332,885

  CASH AND CASH EQUIVALENTS                                           144             51

  SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)                  141,057        110,983
      Money market                                                 29,251         75,620
      Interbank deposits                                          111,806         35,363

  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS                   3,458          7,170
      Own portfolio                                                 2,814          6,883
      Pledged in guarantee                                            536              -
      Derivative financial instruments (Notes 4c and 6f)              108            287

  OTHER RECEIVABLES                                               272,556        214,681
      Income receivable                                                 -         95,385
      Sundry (Note 12a)                                           272,556        119,296

  OTHER ASSETS - Prepaid expenses                                   1,096              -

LONG-TERM RECEIVABLES                                             575,464        166,558

  SHORT-TERM INTERBANK DEPOSITS - Interbank
   deposits (Notes 4a and 5)                                      332,149         56,999

  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS                  84,006         51,829
      Own portfolio                                                18,280         32,222
      Pledged in guarantee                                              -         19,607
      Derivative financial instruments (Notes 4c and 6f)           65,726              -

  OTHER RECEIVABLES - Sundry (Note 12a)                           159,309         57,730

PERMANENT ASSETS                                               17,750,573     15,525,376

  INVESTMENTS - Investments in local
   subsidiaries (Note 14a I)                                   17,750,286     15,525,376

  FIXED ASSETS AND DEFERRED CHARGES                                   287              -

TOTAL ASSETS                                                   18,744,348     16,024,819
========================================================================================
LIABILITIES
-------------------------------------------------------------------------   ------------
CURRENT LIABILITIES                                               696,639        508,940

  INTERBANK DEPOSITS (Notes 4a and 9b)                             90,382              -
  DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)                    -             97
  OTHER LIABILITIES                                               606,257        508,843
      Social and statutory (Note 15b II)                          537,912        326,121
      Tax and social security contributions (Note 13d I)            6,204         48,025
      Negotiation and Intermediation of securities                      -            163
      Sundry (Note 12c)                                            62,141        134,534

LONG-TERM LIABILITIES                                              48,646          1,344
    DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)             32,996            188
    OTHER LIABILITIES - Tax and social security
     contributions (Notes 13d I)                                   15,650          1,156

STOCKHOLDERS' EQUITY (Note 15)                                 17,999,063     15,514,535
  Capital                                                       8,300,000      8,101,000
      Domestic                                                  6,658,202      6,409,428
      Foreign                                                   1,641,798      1,691,572
  Capital reserves                                              1,290,005      2,183,867
  Revenue reserves                                              9,202,536      5,281,523
  Adjustment to market value - securities
   and derivatives                                                338,896        345,510
  (Treasury shares)                                            (1,132,374)      (397,365)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     18,744,348     16,024,819
========================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                68

BANCO ITAU HOLDING FINANCEIRA S.A.
Statement of income
(In thousands of Reais)

============================================================================================
                                                                01/01 TO         01/01 TO
                                                               03/31/2006       03/31/2005
----------------------------------------------------------   --------------   --------------
INCOME FROM FINANCIAL OPERATIONS                                     42,266           (1,770)
  Securities and derivative financial instruments                    42,266           (1,770)

EXPENSES ON FINANCIAL OPERATIONS                                       (467)               -
  Money market                                                         (467)               -

GROSS INCOME (LOSS) FROM FINANCIAL OPERATIONS                        41,799           (1,770)

OTHER OPERATING INCOME (EXPENSES)                                 1,844,528        1,288,974
  Personnel expenses                                                 (5,024)          (1,808)
  Other administrative expenses                                      (4,955)          (3,033)
  Tax expenses (Note 13a II)                                        (14,396)         (24,265)
  Income from interest in subsidiaries (Note 14a I)               1,868,893        1,316,199
  Other operating income (expenses)                                      10            1,881

OPERATING INCOME                                                  1,886,327        1,287,204

NON-OPERATING INCOME (EXPENSES)                                         (36)              (4)

INCOME BEFORE TAXATION ON INCOME AND PROFIT SHARING               1,886,291        1,287,200

INCOME TAX AND SOCIAL CONTRIBUTION (Note 13a I)                      94,658          (48,011)
  Due on operations for the period                                     (278)         (21,132)
  Temporary additions                                                94,936          (26,879)

PROFIT SHARING                                                       (1,452)            (754)
  Employees - Law 10,101 of 12/19/2000                                 (322)               -
  Officers - Statutory - Law 6,404 of 12/15/1976                     (1,130)            (754)

NET INCOME                                                        1,979,497        1,238,435
--------------------------------------------------------------------------------------------
NUMBER OF OUTSTANDING SHARES - (Note 15a)                     1,107,734,617    1,136,767,570
NET INCOME PER SHARE - R$                                              1.79             1.09
BOOK VALUE PER SHARE - R$                                             16.24            13.65
============================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                69

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (NOTE 15)
(In thousands of Reais)

--------------------------------------------------------------------------------------------------------------------------
                                                                                              ADJUSTMENT TO
                                                                                                MARKET
                                                                                                 VALUE -
                                                                                               SECURITIES
                                                                  CAPITAL        REVENUE          AND           RETAINED
                                                 CAPITAL          RESERVES       RESERVES      DERIVATIVES      EARNINGS
--------------------------------------------------------------------------------------------------------------------------
BALANCES AT 01/01/2005                              8,101,000      2,183,867      4,477,203         472,940              -
Prior years' adjustments                                    -              -              -               -        (86,943)
Treasury shares                                             -              -             84               -              -
  Purchase of treasury shares                               -              -              -               -              -
  Granted Stock options - Exercised Options                 -              -             84               -              -
Change of adjustment to market value                        -              -              -        (127,430)             -
Complementary interest on own capital
 paid on 03/14/2005 - 2004                                  -              -         (1,223)              -              -
Net income                                                  -              -              -               -      1,238,435
Appropriations
  Legal reserve                                             -              -         61,922               -        (61,922)
  Statutory                                                 -              -        743,537               -       (743,537)
  Interest on own capital                                   -              -              -               -       (346,033)

BALANCES AT 03/31/2005                              8,101,000      2,183,867      5,281,523         345,510              -
--------------------------------------------------------------------------------------------------------------------------
CHANGES IN THE PERIOD                                       -              -        804,320        (127,430)             -
--------------------------------------------------------------------------------------------------------------------------
BALANCES AT 01/01/2006                              8,300,000      1,289,969      7,842,554         284,066              -
Adjustment of equity                                        -             36              -               -              -
Treasury shares                                             -              -        (63,526)              -              -
  Purchase of treasury shares                               -              -              -               -              -
  Granted Stock options - Exercised Options                 -              -        (63,526)              -              -
Change of adjustment to market value                        -              -              -          54,830              -
Complementary interest on own capital
 paid on 03/13/2006 - 2005                                  -              -         (2,895)              -              -
Net income                                                  -              -              -               -      1,979,497
Appropriations
  Legal reserve                                             -              -         98,975               -        (98,975)
  Statutory                                                 -              -      1,327,428               -     (1,327,428)
  Interest on own capital                                   -              -              -               -       (553,094)

BALANCES AT 03/31/2006                              8,300,000      1,290,005      9,202,536         338,896              -
--------------------------------------------------------------------------------------------------------------------------
CHANGES IN THE PERIOD                                       -             36      1,359,982          54,830              -
--------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------
                                                 (TREASURY SHARES)      TOTAL
---------------------------------------------------------------------------------
BALANCES AT 01/01/2005                                    (475,253)    14,759,757
Prior years' adjustments                                         -        (86,943)
Treasury shares                                             77,888         77,972
  Purchase of treasury shares                               (9,701)        (9,701)
  Granted Stock options - Exercised Options                 87,589         87,673
Change of adjustment to market value                             -       (127,430)
Complementary interest on own capital
 paid on 03/14/2005 - 2004                                       -         (1,223)
Net income                                                       -      1,238,435
Appropriations
  Legal reserve                                                  -              -
  Statutory                                                      -              -
  Interest on own capital                                        -       (346,033)

BALANCES AT 03/31/2005                                    (397,365)    15,514,535
---------------------------------------------------------------------------------
CHANGES IN THE PERIOD                                       77,888        754,778
---------------------------------------------------------------------------------
BALANCES AT 01/01/2006                                  (1,296,027)    16,420,562
Adjustment of equity                                             -             36
Treasury shares                                            163,653        100,127
  Purchase of treasury shares                               (1,668)        (1,668)
  Granted Stock options - Exercised Options                165,321        101,795
Change of adjustment to market value                             -         54,830
Complementary interest on own capital
 paid on 03/13/2006 - 2005                                       -         (2,895)
Net income                                                       -      1,979,497
Appropriations
  Legal reserve                                                  -              -
  Statutory                                                      -              -
  Interest on own capital                                        -       (553,094)

BALANCES AT 03/31/2006                                  (1,132,374)    17,999,063
---------------------------------------------------------------------------------
CHANGES IN THE PERIOD                                      163,653      1,578,501
---------------------------------------------------------------------------------

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                70

BANCO ITAU HOLDING FINANCEIRA S. A.
STATEMENT OF CHANGES IN FINANCIAL POSITION
(In thousands of Reais)

========================================================================================
                                                               01/01 TO       01/01 TO
                                                              03/31/2006     03/31/2005
----------------------------------------------------------   ------------   ------------
A - FINANCIAL RESOURCES WERE PROVIDED BY                        1,384,843        997,109

  Adjusted net income                                             110,627        (77,764)

    Net income                                                  1,979,497      1,238,435
    - Adjustments to net income                                (1,868,870)    (1,316,199)
        Equity in results of subsidiary companies              (1,868,893)    (1,316,199)
        Depreciation and amortization                                  23              -

  STOCKHOLDERS' RESOURCES - Stock options
   granted - Exercised stock options                              101,795         87,673
  THIRD PARTIES' RESOURCES ARISING FROM:                        1,172,421        987,200
    - Increase in liabilities                                     106,600              -
        Deposits                                                   90,382              -
        Derivative financial instruments                           16,218              -
    - Decrease in assets                                          667,686        294,013
        Short-term interbank deposits                             364,838              -
        Other receivables and other assets                        302,848        294,013
    - Interest on own capital and dividends received
       from subsidiaries                                          398,135        693,187

B - FINANCIAL RESOURCES WERE USED FOR                           1,384,980        997,103

  INTEREST ON OWN CAPITAL AND DIVIDENDS
   PAID AND PROVISIONED                                           555,989        347,256
  PURCHASE OF TREASURY SHARES                                       1,668          9,701
  INVESTMENTS IN:                                                   1,140         46,206
    Investments - additions in associated companies                 1,100         46,206
    Fixed assets/deferred charges                                      40              -
  INCREASE IN ASSETS                                               26,979         18,940
    - Short-term interbank deposits                                     -         18,339
    - Securities and derivative financial instruments              26,979            601
  DECREASE IN LIABILITIES:                                        799,204        575,000
    - Derivative financial instruments                                  -            276
    - Other liabilities                                           799,204        574,724

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)             (137)             6

CHANGES IN FINANCIAL POSITION:
----------------------------------------------------------------------------------------
Cash and cash equivalents:
  - At the beginning of the period                                    281             45
  - At the end of the period                                          144             51
  - Increase or decrease                                             (137)             6
========================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                71

                       BANCO ITAU HOLDING FINANCEIRA S.A.

                       NOTES TO THE FINANCIAL STATEMENTS
                   FROM JANUARY 1 TO MARCH 31, 2006 AND 2005
                             (in thousand of Reais)

NOTE 1 - OPERATIONS

Banco Itau Holding Financeira S.A. (ITAU HOLDING) is a publicly listed company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, mortgage loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementing activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                72

NOTE 2 - PRESENTATION OF THE FINANCIAL STATEMENTS

a)   PRESENTATION OF THE FINANCIAL STATEMENTS

     The financial statements of ITAU HOLDING and of its subsidiaries (ITAU HOLDING CONSOLIDATED) have been prepared in accordance with accounting practices derived from the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the Brazilian Securities Commission
     (CVM) and the Superintendency of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

     As set forth in the sole paragraph of article 7 of BACEN Circular 3068, of 11/8/2001, securities classified as trading securities (Note 4b) are presented in the Balance Sheet, under Current Assets, regardless of their maturity dates.

     Operations with Credit Cards, arising from purchases made by their owners, are included in receivables in loan, leasing and other credit operations. The resources related to these amounts are included in Other Liabilities - Credit Cards Operations. Leasing Operations are presented, at present value, in the Balance Sheet, and related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, leasing and other credit operations in the Statement of Income.

     The foreign exchange rate result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts representative of foreign currencies.

     As set forth in paragraph 1, article 2, of BACEN Circular 2804, of 02/11/1998, the financial statements of ITAU HOLDING comprise the consolidation of its foreign subsidiaries.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                73

b)   CONSOLIDATION

     Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which they had been originally allocated. Deferred taxes related to adjustments to market value of trading securities, derivative financial instruments (assets/liabilities) and securities available for sale, including the additional provision, are presented in the Balance Sheet at their related net amounts (Note 13d II). Operations with Credit Assignment Characteristics and Allowance for Loan Losses are presented in the Balance Sheet net additional of write-offs, related to fully provisioned operations and deemed by Management as expected to be remotely recovered. The effects of the Foreign Exchange Variation on foreign investments are classified in the Statement of Income accounts, according to the nature of the corresponding balance sheet accounts.

     The difference in Net Income and Stockholders' Equity between ITAU HOLDING and ITAU HOLDING CONSOLIDATED (Note 15d) results from the elimination of unrealized profits arising from consolidated intercompany transactions, the related taxes on which have been deferred, and from the adoption of different criteria for the amortization of goodwill originated from the acquisition of investments and recognition of tax credits:

     I - In ITAU HOLDING, goodwill recorded in subsidiaries, mainly originated from the increases in the investments Credicard and Orbitall, the partnership to set up the Financeira Itau CBD and Americanas Itau and the acquisition of part of the shares of BPI S.A., is being amortized based on the expected future profitability (10 years) or the realization of investments, in order to: a) avoid an unnecessary decrease in its Stockholders' Equity for operating limits computation purposes; b) avoid an unnecessary capital increase; and c) obtain better compliance with market accounting practices.

     In ITAU HOLDING CONSOLIDATED, this goodwill was fully amortized in the years when these investments occurred, in order to: a) permit better comparability with previous periods' consolidated financial statements; and
     b) permit measuring Net Income and Stockholders' Equity based on conservative criteria.

     II- In BANCO BANESTADO S.A. (BANESTADO) and in ITAU HOLDING CONSOLIDATED tax credits are recorded at amounts considered adequate in relation to expected future earnings.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                74

The consolidated financial statements include ITAU HOLDING and its direct and indirect subsidiaries, highlighting:

================================================================================================
                                                                             PARTICIPATION %
                                                                        ------------------------
                                                                         03/31/2006   03/31/2005
-----------------------------------------------------------------------------------   ----------
FINANCIAL ACTIVITY AND OPERATIONS
  Banco Itau S.A                                                             100.00       100.00
  Banco Itau BBA S.A                                                          95.75        95.75
  Banco Itaucred Financiamentos S.A                                           99.99        99.99
  Banco Fiat S.A                                                              99.99        99.99
  Banco Itau Buen Ayre S.A                                                    99.99        99.99
  Banco Itau Europa Luxembourg S.A                                 (1)        19.52        19.52
  Banco Itau Europa, S.A                                           (1)        19.53        19.53
  Itau Bank, Ltd.                                                            100.00       100.00
  Cia. Itauleasing de Arrendamento Mercantil                                  99.99        99.99
  Itau Corretora de Valores S.A                                               99.99        99.99
  Financeira Itau CBD S.A. - Credito,
   Financiamento e Investimento                                    (2)        50.00        50.00
  Financeira Americanas Itau S.A. Credito,
   Financiamento e Investimento                                    (3)        50.00         -
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES
  Itau Seguros S.A                                                           100.00       100.00
  Itau Vida e Previdencia S.A                                                100.00        99.99
  Cia. Itau de Capitalizacao                                                  99.99        99.99
CREDIT CARD ADMINISTRATION ACTIVITIES
  Itaucard Financeira S.A. Credito,
   Financiamento e Investimento                                               99.99        99.99
  Credicard Banco S.A                                              (4)        50.00        50.00
  Orbitall Servicos e Processamento e Informatizacao
   Comercial S.A                                                             100.00       100.00
  Redecard S.A                                                     (4)        31.94        31.94
CONSORTIA GROUPS ADMINISTRATION
  Fiat Administradora de Consorcios Ltda                                      99.99        99.99
  Itau Administradora de Consorcios Ltda                                      99.99        99.99
NON-FINANCIAL INSTITUTIONS
  Akbar - Marketing e Servicos, LDA                                           95.75        95.75
  Afinco Americas Madeira, SGPS, Sociedade
   Unipessoal, LDA                                                           100.00       100.00
  Itausa Export S.A                                                (1)        22.23        22.23
  Serasa S.A                                                       (4)        32.54        32.54
================================================================================================

(1) Affiliated Companies included in consolidation, duly authorized by CVM, for a better presentation of the economic unit. Controlled by Itausa - Investimentos Itau S.A. (ITAUSA).

(2) Investment approved to operate by BACEN on April 05, 2005. As from September 30, 2005. it started being fully included in consolidation, as authorized by CVM, since the business is managed by ITAU HOLDING.

(3) Investment set up on April 27, 2005 and approved to operate by BACEN on February 21, 2006.

(4)  Companies with shared control included proportionally in consolidation.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                75

NOTE 3 - BASEL AND FIXED ASSET RATIOS

The main indicators at March 31, 2006, obtained from the non-consolidated financial statements (the initial basis for determination of the financial system consolidated amounts and economic-financial consolidated amounts), according to present regulation, are as follows:

==================================================================================
                                             FINANCIAL SYSTEM   ECONOMIC-FINANCIAL
                                             CONSOLIDATED (1)    CONSOLIDATED (2)
----------------------------------------------------------------------------------
Referential equity (3)                             21,875,191           22,086,422
Basel ratio                                              17.8%                16.9%
  Tier I                                                 15.1%                14.4%
  Tier II                                                 2.7%                 2.5%
Fixed asset ratio (4)                                    36.4%                25.7%
Excess capital in relation to fixed assets          2,964,889            5,351,169
==================================================================================

(1)  Consolidated financial statements including only financial companies.

(2) Consolidated financial statements comprising all subsidiary companies, including insurance, pension and capitalization companies and those in which control is based on the sum of ownership interests by an institution with those of its managers, owners and related companies, regardless of the percentage, as well as those directly or indirectly acquired, through investment funds.

(3) BACEN, through Resolution 2,837, of May 30, 2001, and amendments, determined the Referential Equity (PR) for purposes of calculating operational limits, as being the sum of both Tier I and Tier II levels, following the International experience, each of them comprising items from stockholders' equity, as well as subordinated debts and hybrid capital and debt.

(4) The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic-financial consolidated amounts and enable, when necessary, the distribution of resources to the financial companies.

Management considers the current Basel ratio (16.9%, based on economic-financial consolidated) to be adequate, considering that:
a)   It is higher than the minimum required by the authorities (11.0%).
b) Considering the other asset realization amounts (Note 17), the amount of provisions exceeding the minimum required and the tax credits not recorded, the ratio would increase to 19.7%.

For calculation of the ratios at March 31, 2006, the Adjusted Reference Net Equity was used, as follows:

================================================================================================
                                                           FINANCIAL SYSTEM   ECONOMIC-FINANCIAL
                                                             CONSOLIDATED        CONSOLIDATED
================================================================================================
ITAU HOLDING Stockholders' equity (Individual) (Note 15d)        17,999,063           17,999,063
Minority interest not eliminated in the consolidation             1,126,975            1,340,746
Unrealized profits of operations with subsidiaries                     (199)              (2,739)
Consolidated stockholders' equity (BACEN)                        19,125,839           19,337,070
Subordinated debt                                                 2,830,621            2,830,621
Tax credits excluded from Tier I                                    (81,269)             (81,269)
Referential equity                                               21,875,191           22,086,422
Adjustments:
------------
Requirement for SWAP operations risk                               (270,954)            (270,954)
Requirement for foreign exchange risk                            (1,906,694)          (1,906,694)
Requirement for interest rate risk                                 (518,060)            (517,214)
Other                                                              (212,626)            (212,626)
Adjusted referential equity                                      18,966,857           19,178,934
================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                76

The effects resulting from the changes during the period, due to changes in the legislation or variation in the balances are shown below:

============================================================================================================================
                                             FINANCIAL SYSTEM CONSOLIDATED             ECONOMIC-FINANCIAL CONSOLIDATED
                                        -----------------------------------------  -----------------------------------------
                                           ADJUSTED                                  ADJUSTED
                                         REFERENTIAL     WEIGHTED                   REFERENTIAL     WEIGHTED
CHANGES IN THE BASEL RATIO                  EQUITY        ASSETS        EFFECT        EQUITY         ASSETS        EFFECT
----------------------------------------------------------------------------------------------------------------------------
Ratio at 12/31/2005                       17,760,600     99,358,867          17.9%   17,680,674    104,283,391          17.0%
============================================================================================================================
Result for the period                      2,018,099              -           2.0%    1,990,987              -           1.9%
Interest on own capital                     (555,988)             -          -0.6%     (555,988)             -          -0.5%
Changes in the adjustments to market
value - securities and derivatives            54,831              -           0.1%       54,831              -           0.0%
Interest rate risk                          (112,669)             -          -0.1%     (121,968)             -          -0.1%
Treasury shares                              100,128              -           0.1%      100,128              -           0.1%
Foreign exchange exposure                     77,944              -           0.1%       77,944              -           0.1%
SWAP operations risk                          98,489              -           0.1%       98,489                          0.1%
Subordinated debt                           (368,798)             -          -0.4%     (368,798)             -          -0.4%
Other changes in referential equity         (105,779)             -          -0.1%      222,635              -           0.2%
Changes in weighted assets                         -      7,456,049          -1.3%            -      9,026,096          -1.5%
----------------------------------------------------------------------------------------------------------------------------
Ratio at 03/31/2006                       18,966,857    106,814,916          17.8%   19,178,934    113,309,487          16.9%
============================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                77

NOTE 4 - SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) Short-term interbank deposits, remunerated restricted credits - Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowings and onlendings and other receivables and payables - Transactions subject to monetary correction and exchange variation and operations with fixed charges are recorded at current value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b) Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular 3068, of November 8, 2001. Securities are classified in the following categories:

     o trading securities - acquired to be actively and frequently traded, adjusted to market value with a contra-entry to the results for the period;

     o securities available for sale - securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders' equity; and

     o securities held to maturity - securities, except for non-redeemable shares, for which there is the intention and financial capacity of the institution to hold them in the portfolio up to their maturity they are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to the maturity date, and are not adjusted to market value.

     Gains and losses on securities available for sale, when realized, are recognized at the date of negotiation in the statement of income, as a contra-entry to a specific stockholders' equity account.

     Decreases in the market value of securities available for sale and those held up to maturity, below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c) Derivative Financial Instruments - These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Resolution 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with hedging criteria (mainly derivatives used to manage the exposure to global risks) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

     The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which might be highly associated to changes in market value in relation to the market value of the item being protected, both at the beginning or throughout the duration of the contract, and which are deemed as relevant to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:

     o Market Value Hedge - Assets and liabilities, as well as the related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

     o Cash Flow Hedge - The effective amount of the hedge of assets and liabilities, as well as the related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The ineffective amount of the hedge is recorded directly in the statement of income.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                78

d) Loans, Leasing Operations and Other Credits (Operations with Credit Assignment Characteristics) - These transactions are recorded at current value and calculated "pro rata die" based on the variation of the contracted index, and are recorded on the accrual basis until 60 days overdue in financing companies. Real estate loans are adjusted to present value of future installments.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on an analysis of the credit risk in the loan portfolio, at an amount considered sufficient to cover loan losses according to the rules determined by BACEN Resolution 2,682 of December 21, 1999, among which are:

     o Provisions are recorded from the date of the loan disbursements, based on the client risk classification, due to periodic analysis of the quality of the client and the industry and not just in the event of default;

     o Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

f) Other assets - These assets are mainly comprised by assets not for use relating to real estate available for sale, received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to cash disbursements, the benefits of which will occur in future periods.

g) Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h) Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, private pension and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost, considering that the items/equipment which residual value is up to R$ 3 are fully depreciated. Depreciation is calculated at the following annual rates:

     ===========================================================================
     Buildings in use                                                  4% to  8%
     Installations, furniture, equipment and security,
     transportation and communication systems                         10% to 25%
     EDP systems                                                      20% to 50%
     ===========================================================================

i) Operating lease - Leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual useful life, considering a reduction of 30% in the useful life of the asset, if in accordance with the conditions set forth in Ordinance No. 113/1988 issued by the Ministry Finance. Receivables are recorded in lease receivable at the contractual amount, as a contra entry to unearned income accounts. The recognition in income will occur on the consideration collection date.

j) Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements, and acquisition of software, which are amortized on a straight-line basis over the respective contractual terms, limited to ten and five years, respectively.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                79

k) Technical Provisions of Insurance, Capitalization and Pension Plans - provisions are set up according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 120 of December 24, 2004.

     I-   Insurance:

          o Provision for unearned premiuns - set up to determine unearned premiums relating to the risk coverage period;
          o Provision for insufficient premiums - set up in case of insufficient Provision for unearned premiums;
          o Provision for unearned premiums of current risks but not issued - calculated based on technical studies;
          o Provision for unsettled claims - set up based on notices of loss, in an amount sufficient to cover future commitments;
          o Provision for claims incurred but not reported (IBNR) - set up in relation to the estimated amount of claims occurred in risks assumed in the portfolio but not reported.

          In order to calculate the amount of provision for claims under litigation, the experts and legal advisors carry out appraisals based on the amount insured and on technical regulations, taking into account the probability of unfavorable result to the insurance company.

     II- Supplementary Pension Plans and Individual life insurance segments - correspond to liabilities assumed such as retirement plans, disability, pension and annuity.

          o Provision for benefits to resolve and redemptions and/or Other amounts to resolve - refer to amounts still not resolved up to the balance sheet date;
          o Provision for events incurred but not reported (IBNR) - set up in relation to the estimated amount of events incurred but not reported;
          o Mathematical provisions for benefits granted and benefits to be granted - correspond to commitments assumed with participants, but which benefits are not being used, and to those receiving the benefits;
          o Provision for insufficient contribution - set up in case of insufficient mathematical provisions.

     III- Capitalization:

          o Mathematical provision for redemptions - represents capitalization securities received to be redeemed;
          o Provision for raffles - calculated according to definition in technical note;
          o Provision for raffles payable - set up by raffles of securities carried out;
          o Provision for contingencies - set up by the application of the contingency quota on the collected amount.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                80

l) Provision and Contingent Liabilities - Provisions and contingent liabilities, in connection with conservative practices adopted, normally are recorded based on the opinion of legal advisors and additionally, through the use of models and criteria which allow for the most adequate measurement, in spite of the uncertainty of their term and amount.

     I -  Labor contingencies:

          These are set up upon judicial notice and adjusted monthly by the moving average amount of payment of lawsuits settled in the last 12 months, for lawsuits based on claims considered similar and usual and adjusted to the execution deposit amount when required or the definitive execution amount (indisputable amount) when it is in the stage of being a final unappealable judgment.

     II - Civil contingencies:

          These are set up upon judicial notice and adjusted monthly:

          o at the moving average of payment of lawsuits ended in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and whose amount is not considered relevant; or

          o at the claimed indemnity amount, on the evidence presented based on the evaluation of legal advisors - which considers jurisprudence, legal opinions raised, evidence produced in the records and the judicial decisions already issued - relating to the risk level of loss of lawsuits related to claims considered unusual or whose amount is considered significant.

          Provisions for Civil Contingencies are adjusted up to the amounts deposited as guarantees for their execution or to the definitive execution amount when the claim is finally judged and has become unappealable.

     III - Tax and social security contingencies:

          The provisions originated in tax and social security contingencies basically refer to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, and set up at the full amount under discussion, being restated in accordance with current legislation.

Judicial escrow deposits are restated in accordance with current legislation.

m) Taxes - These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

          ===============================================================
          Income tax                                               15.00%
          Additional income tax                                    10.00%
          Social contribution                                       9.00%
          PIS (*)                                                   0.65%
          COFINS (*)                                                4.00%
          ISS                                                 up to 5.00%
          CPMF                                                      0.38%
          ===============================================================
          (*) For the non financial subsidiaries which fit into the non cumulative calculation, the PIS rate is 1.65% and COFINS is 7.6%.

n) Deferred income - These basically refer to unexpired interest received in advance that is recorded as they fall due.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                81

NOTE 5 - SHORT-TERM INTERBANK DEPOSITS

==================================================================================================================================
                                                                                             03/31/2006
                                                                    --------------------------------------------------------------
                                                                        0 - 30         31 - 180        181 - 365       Over 365
----------------------------------------------------------------------------------------------------------------------------------
Money market                                                             7,315,242       6,073,914           1,374         204,405
  Funded position (*)                                                    3,142,209       6,043,785           1,374         204,405
  Financed position                                                      4,173,033          30,129               -               -
    With free movement                                                           -          30,129               -               -
    Without free movement                                                4,173,033               -               -               -
Money market - Guarantor resources of technical provisions - SUSEP               -         140,661               -         436,431
Interbank deposits                                                       4,217,126       2,558,035         693,383         721,632
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                   11,532,368       8,772,610         694,757       1,362,468
% per maturity term                                                           51.6            39.1             3.1             6.1
----------------------------------------------------------------------------------------------------------------------------------
TOTAL - 03/31/2005                                                      14,738,991       6,146,872         548,796         567,569
% per maturity term                                                           67.0            27.9             2.5             2.6
==================================================================================================================================

==================================================================================================================================
                                                                             03/31/2006                       03/31/2005
                                                                    ------------------------------  ------------------------------
                                                                        TOTAL              %              TOTAL            %
--------------------------------------------------------------------------------------------------  ------------------------------
Money market                                                            13,594,935            60.8      12,529,762            57.0
  Funded position (*)                                                    9,391,773            42.0       7,728,038            35.2
  Financed position                                                      4,203,162            18.8       4,801,724            21.8
    With free movement                                                      30,129             0.1               -               0
    Without free movement                                                4,173,033            18.7       4,801,724            21.8
Money market - Guarantor resources of technical provisions - SUSEP         577,092             2.6         255,668             1.1
Interbank deposits                                                       8,190,176            36.6       9,216,798            41.9
--------------------------------------------------------------------------------------------------  ------------------------------
TOTAL                                                                   22,362,203                      22,002,228
% per maturity term
--------------------------------------------------------------------------------------------------
TOTAL - 03/31/2005                                                      22,002,228
% per maturity term
==================================================================================================================================

(*) Includes R$ 6,609,940 (R$ 2,933,267 at 03/31/2005) related to money market with free movement, in which securities are restricted to pledge of operations in the Futures and Commodities Exchange (BM&F).

At March 31, 2006, ITAU HOLDING recorded short-term interbank deposits carried out with Banco Itau S.A., amounting to R$ 473,206, of which R$ 29,251 are due in up to 30 days, R$ 111,806 in 31 to 180 days, and R$ 332,149 in over 365 days.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                82

NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND
LIABILITIES)

See below the composition by type of instruments, maturity, and type of portfolio of Securities and Derivatives Financial Instruments, which amounts are already adjusted to their respective market values.

a)   SUMMARY PER MATURITY

=======================================================================================================================
                                                                                   03/31/2006
                                                           ------------------------------------------------------------
                                                                       PROVISION FOR ADJUSTMENT TO
                                                                       MARKET VALUE WITH IMPACT ON:
                                                                       ----------------------------
                                                                                   STOCKHOLDERS'
                                                               COST     RESULTS       EQUITY       MARKET VALUE    %
-----------------------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                                7,212,309     (1,181)        168,475      7,379,603    20.4
    Financial Treasury Bills                                1,677,663        587           3,540      1,681,790     4.6
    National Treasury Bills                                   901,748         68           1,789        903,605     2.5
    National Treasury Notes                                 2,456,140     (9,208)        168,021      2,614,953     7.3
    National Treasury Notes - M                                71,744          -               -         71,744     0.2
    Central Bank Notes                                         80,730       (435)            464         80,759     0.2
    National Treasury/Securitization                          193,551        438          (1,228)       192,761     0.5
    Brazilian External Debt Bonds                           1,762,302      7,369          (4,111)     1,765,560     4.9
    Investment in non Exclusive Funds                          68,431          -               -         68,431     0.2
        Financial Treasury Bills                               67,889          -               -         67,889     0.2
        Other                                                     542          -               -            542       -
PUBLIC SECURITIES - FOREIGN                                   673,431     (1,487)         15,783        687,727     2.0
    Portugal                                                  330,544          -          15,782        346,326     1.0
    Argentina                                                  97,336     (1,050)              1         96,287     0.3
        Central Bank                                           74,718     (1,045)              1         73,674     0.2
        National Treasury                                      22,618         (5)              -         22,613     0.1
    Russia                                                     77,279      1,400               -         78,679     0.2
    United States                                             138,685     (1,497)              -        137,188     0.4
    Other                                                      29,587       (340)              -         29,247     0.1
CORPORATE SECURITIES                                       13,029,195     10,211         312,165     13,351,571    37.2
    Euro Bonds and Others                                   4,656,944        892          38,064      4,695,900    13.1
    Bank Deposit Certificates                               3,083,758          -               -      3,083,758     8.6
    Shares in Publicly Traded Companies                     1,036,673      7,799         241,898      1,286,370     3.6
    Debentures                                              1,543,166        (13)         (3,584)     1,539,569     4.3
    Promissory Notes                                          464,666          -              56        464,722     1.3
    Mortgage Bills                                             59,884          -               -         59,884     0.2
    Quotas of Fixed Income Funds (1)                        1,562,310          -               -      1,562,310     4.4
    Quotas of Foreign Investment Funds                         47,882          -           1,590         49,472     0.1
    Quotas of Variable Income Funds                            17,899          -          35,553         53,452     0.1
    Real Estate Certificates Receivable                       514,714        (91)         (1,410)       513,213     1.4
    Other                                                      41,299      1,624              (2)        42,921     0.1
PGBL/VGBL FUNDS QUOTAS (2)                                 11,047,183          -               -     11,047,183    30.8
SUBTOTAL - SECURITIES                                      31,962,118      7,543         496,423     32,466,084    90.5
    Trading securities                                     18,073,796      7,543               -     18,081,339    50.4
    Securities available for sale                          12,075,114          -         496,423     12,571,537    35.0
    Securities held to maturity (3)                         1,813,208          -               -      1,813,208     5.1
DERIVATIVE FINANCIAL INSTRUMENTS                            3,137,758    277,373               -      3,415,131     9.6
TOTAL                                                      35,099,876    284,916         496,423     35,881,215   100.0

Additional provision (exceeding minimum required)                                                      (280,000)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS)                                                                                             35,601,215
-----------------------------------------------------------------------------------------------------------------------
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)             (2,042,431)  (247,702)              -     (2,290,133)  100.0
=======================================================================================================================

===================================================================================================================
                                                                             03/31/2006
                                                       ------------------------------------------------------------
                                                          0 - 30         31 - 90         91 - 180       181 - 365
-------------------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                                190,928         350,201         212,940       1,053,570
    Financial Treasury Bills                                 82,963         349,190         140,818         151,347
    National Treasury Bills                                  15,620               -          16,722         638,221
    National Treasury Notes                                       -               -          37,399          28,197
    National Treasury Notes - M                              10,249               -               -          10,249
    Central Bank Notes                                            -               -               -          80,759
    National Treasury/Securitization                            174             716           5,450          13,090
    Brazilian External Debt Bonds                            13,491             295          12,551         131,707
    Investment in non Exclusive Funds                        68,431               -               -               -
        Financial Treasury Bills                             67,889               -               -               -
        Other                                                   542               -               -               -
PUBLIC SECURITIES - FOREIGN                                  51,453           1,400           8,534         144,645
    Portugal                                                      -           1,333           5,926          97,073
    Argentina                                                   411               -           2,296          46,093
        Central Bank                                            410               -           2,296          46,093
        National Treasury                                         1               -               -               -
    Russia                                                        -               -               -               -
    United States                                            51,032               -               -           1,469
    Other                                                        10              67             312              10
CORPORATE SECURITIES                                      3,514,422       1,227,237       1,384,250       1,932,466
    Euro Bonds and Others                                   276,050         334,610         521,440       1,032,081
    Bank Deposit Certificates                               208,493         477,993         788,351         791,197
    Shares in Publicly Traded Companies                   1,286,370               -               -               -
    Debentures                                                    -          46,501               -          85,875
    Promissory Notes                                         75,831         306,531          69,312          13,048
    Mortgage Bills                                                -          59,884               -               -
    Quotas of Fixed Income Funds (1)                      1,562,310               -               -               -
    Quotas of Foreign Investment Funds                       49,472               -               -               -
    Quotas of Variable Income Funds                          53,452               -               -               -
    Real Estate Certificates Receivable                           -               -               -               -
    Other                                                     2,444           1,718           5,147          10,265
PGBL/VGBL FUNDS QUOTAS (2)                               11,047,183               -               -               -
SUBTOTAL - SECURITIES                                    14,803,986       1,578,838       1,605,724       3,130,681
    Trading securities                                   12,269,016         790,703         881,553         901,079
    Securities available for sale                         2,515,286         771,165         718,687       2,177,667
    Securities held to maturity (3)                          19,684          16,970           5,484          51,935
DERIVATIVE FINANCIAL INSTRUMENTS                          1,083,639         740,489         353,133         553,649
TOTAL                                                    15,887,625       2,319,327       1,958,857       3,684,330
                                                       ------------------------------------------------------------
                                                               44.2%            6.5%            5.5%           10.3%
Additional provision (exceeding minimum required)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS)
-------------------------------------------------------------------------------------------------------------------
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)             (872,927)       (403,906)       (168,755)       (412,908)
===================================================================================================================

==================================================================================================
                                                                03/31/2006             03/31/2005
                                                         --------------------------   ------------
                                                         366 - 720    Over 720 days   Market value
--------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                                994,829       4,577,135      7,217,794
     Financial Treasury Bills                               538,486         418,986      2,015,702
     National Treasury Bills                                233,042               -         64,553
     National Treasury Notes                                 14,370       2,534,987      2,643,932
     National Treasury Notes - M                             20,498          30,748        111,566
     Central Bank Notes                                           -               -        228,042
     National Treasury/Securitization                        46,294         127,037        151,281
     Brazilian External Debt Bonds                          142,139       1,465,377      1,774,921
     Investment in non Exclusive Funds                            -               -        227,797
         Financial Treasury Bills                                 -               -        224,164
         Other                                                    -               -          3,633
PUBLIC SECURITIES - FOREIGN                                  19,804         461,891        852,221
     Portugal                                                     -         241,994        562,078
     Argentina                                               19,083          28,404        109,155
         Central Bank                                        19,083           5,792         87,524
         National Treasury                                        -          22,612         21,631
     Russia                                                       -          78,679         90,514
     United States                                                -          84,687         50,722
     Other                                                      721          28,127         39,752
CORPORATE SECURITIES                                        959,902       4,333,294     11,660,424
     Euro Bonds and Others                                  366,949       2,164,770      4,572,892
     Bank Deposit Certificates                              508,166         309,558      3,510,096
     Shares in Publicly Traded Companies                          -               -        588,588
     Debentures                                              71,168       1,336,025      1,118,855
     Promissory Notes                                             -               -        956,869
     Mortgage Bills                                               -               -        146,561
     Quotas of Fixed Income Funds (1)                             -               -        442,176
     Quotas of Foreign Investment Funds                           -               -         46,914
     Quotas of Variable Income Funds                              -               -         13,968
     Real Estate Certificates Receivable                          -         513,213        229,067
     Other                                                   13,619           9,728         34,438
PGBL/VGBL FUNDS QUOTAS (2)                                        -               -      7,436,286
SUBTOTAL - SECURITIES                                     1,974,535       9,372,320     27,166,725
     Trading securities                                     410,639       2,828,349     13,958,184
     Securities available for sale                        1,439,105       4,949,627      9,652,997
     Securities held to maturity (3)                        124,791       1,594,344      3,555,544
DERIVATIVE FINANCIAL INSTRUMENTS                            195,034         489,187      2,983,530
TOTAL                                                     2,169,569       9,861,507     30,150,255
                                                                6.0%           27.5%
Additional provision (exceeding minimum required)                                         (400,000)
--------------------------------------------------------------------------------------------------
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS)                                                                                29,750,255
--------------------------------------------------------------------------------------------------
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)             (142,782)       (288,855)    (2,243,327)
==================================================================================================

(1) Includes R$ 52,842 of non-exclusive funds administered by the group (R$ 50,912 at 12/31/2005), which do not hold public securities, and R$ 931,604 (R$ 36,051 at 03/31/2005) of Credit Rights Investment Funds ; (2) PGBL and VGBL pension securities portfolio whose ownership and involved risks belong to clients, recorded as securities in compliance with SUSEP requirements, in contra entry against liabilities in Technical Provision for Pension Plans; (3) Positive adjustments to market value not recorded in the amount of R$ 186,311 (R$ 154,902 at 03/31/2005), as mentioned in Note 6e.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                83

b) SUMMARY PER PORTFOLIO

===================================================================================================================
                                                                                    03/31/2006
                                                                    -----------------------------------------------
                                                                                  RESTRICTED TO
                                                                    -----------------------------------------------
                                                           OWN        REPURCHASE     PLEDGING OF
                                                        PORTFOLIO     AGREEMENTS     GUARANTEES(1)  CENTRAL BANK(2)
-------------------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                            3,617,087        1,430,218       1,024,927          256,697
   Financial Treasury Bills                               952,014           20,994         497,167           39,281
   National Treasury Bills                                760,507                -         143,098                -
   National Treasury Notes                              1,012,023          140,210         366,964          217,416
   National Treasury Notes - M                             71,744                -               -                -
   Central Bank Notes                                      63,061                -          17,698                -
   National Treasury/Securitization                       192,761                -               -                -
   Brazilian External Debt Bonds                          496,546        1,269,014               -                -
   Investment in non Exclusive Funds                       68,431                -               -                -
       Financial Treasury Bills                            67,889                -               -                -
       Other                                                  542                -               -                -
PUBLIC SECURITIES - FOREIGN                               471,810          164,575          51,342                -
   Portugal                                               346,256               70               -                -
   Argentina                                               96,287                -               -                -
       Central Bank                                        73,674                -               -                -
       National Treasury                                   22,613                -               -                -
   Russia                                                       -           78,679               -                -
   United States                                               20           85,826          51,342                -
   Other                                                   29,247                -               -                -
CORPORATE SECURITIES                                    9,749,520          594,173         540,943                -
   Euro Bonds and Others                                4,388,944           69,023         237,933                -
   Bank Deposit Certificates                              526,275          525,150         302,574                -
   Shares in Publicly Traded Companies                  1,254,001                -               -                -
   Debentures                                           1,027,698                -               -                -
   Promissory Notes                                       457,808                -               -                -
   Mortgage Bills                                          59,884                -               -                -
   Quotas of Fixed Income Funds                         1,388,304                -             436                -
   Quotas of Foreign Investment Funds                      49,472                -               -                -
   Quotas of Variable Income Funds                         53,452                -               -                -
   Real Estate Certificates Receivable                    500,761                -               -                -
   Other                                                   42,921                -               -                -
PGBL/VGBL FUNDS QUOTAS                                          -                -               -                -
Additional allowance (exceeding minimum required)        (280,000)               -               -                -
DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)                       -                -               -                -
-------------------------------------------------------------------------------------------------------------------
TOTAL SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS (ASSETS) - 03/31/2006                      13,558,417        2,188,966       1,617,212          256,697
-------------------------------------------------------------------------------------------------------------------
TOTAL SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS (ASSETES) - 03/31/2005                     11,963,554        1,200,493       2,469,236          202,602
===================================================================================================================

==============================================================================================
                                                                   03/31/2006
                                                     -----------------------------------------
                                                      DERIVATIVE     GUARANTOR
                                                       FINANCIAL    RESOURCES
                                                      INSTRUMENTS   (NOTE 10B)        TOTAL
----------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                                    -     1,050,674      7,379,603
   Financial Treasury Bills                                     -       172,334      1,681,790
   National Treasury Bills                                      -             -        903,605
   National Treasury Notes                                      -       878,340      2,614,953
   National Treasury Notes - M                                  -             -         71,744
   Central Bank Notes                                           -             -         80,759
   National Treasury/Securitization                             -             -        192,761
   Brazilian External Debt Bonds                                -             -      1,765,560
   Investment in non Exclusive Funds                            -             -         68,431
       Financial Treasury Bills                                 -             -         67,889
       Other                                                    -             -            542
PUBLIC SECURITIES - FOREIGN                                     -             -        687,727
   Portugal                                                     -             -        346,326
   Argentina                                                    -             -         96,287
       Central Bank                                             -             -         73,674
       National Treasury                                        -             -         22,613
   Russia                                                       -             -         78,679
   United States                                                -             -        137,188
   Other                                                        -             -         29,247
CORPORATE SECURITIES                                            -     2,466,935     13,351,571
   Euro Bonds and Others                                        -             -      4,695,900
   Bank Deposit Certificates                                    -     1,729,759      3,083,758
   Shares in Publicly Traded Companies                          -        32,369      1,286,370
   Debentures                                                   -       511,871      1,539,569
   Promissory Notes                                             -         6,914        464,722
   Mortgage Bills                                               -             -         59,884
   Quotas of Fixed Income Funds                                 -       173,570      1,562,310
   Quotas of Foreign Investment Funds                           -             -         49,472
   Quotas of Variable Income Funds                              -             -         53,452
   Real Estate Certificates Receivable                          -        12,452        513,213
   Other                                                        -             -         42,921
PGBL/VGBL FUNDS QUOTAS                                          -    11,047,183     11,047,183
Additional allowance (exceeding minimum required)               -             -      (280,000)
DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)               3,415,131             -      3,415,131
----------------------------------------------------------------------------------------------
TOTAL SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (ASSETS) - 03/31/2006             3,415,131    14,564,792     35,601,215
----------------------------------------------------------------------------------------------
TOTAL SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (ASSETES) - 03/31/2005            2,983,530    10,930,840     29,750,255
==============================================================================================

(1) Represent securities deposited with the Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.
(2)  Represent securities in compulsory deposits.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                84

c)   TRADING SECURITIES

================================================================================================================
                                                                        03/31/2006
                                          ----------------------------------------------------------------------
                                                          ADJUSTMENT
                                                              TO
                                                         MARKET VALUE
                                              COST       (IN RESULTS)   MARKET VALUE        %          0 - 30
----------------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                 2,375,064         (1,181)     2,373,883          13.2        93,289
   Financial Treasury Bills                    525,308            587        525,895           2.9         3,369
   National Treasury Bills                     232,796             68        232,864           1.3        15,620
   National Treasury Notes                     708,484         (9,208)       699,276           3.9             -
   Central Bank Notes                           54,109           (435)        53,674           0.3             -
   National Treasury/Securitization            119,036            438        119,474           0.7           174
   Brazilian External Debt Bonds               666,900          7,369        674,269           3.7         5,695
   Investment in non Exclusive Funds            68,431              -         68,431           0.4        68,431
     Financial Treasury Bills                   67,889              -         67,889           0.4        67,889
     Other                                         542              -            542             -           542
PUBLIC SECURITIES - FOREIGN                    245,789         (1,487)       244,302           1.4        51,043
   Argentina                                    20,112         (1,050)        19,062           0.1             1
     Central Bank                               16,239         (1,045)        15,194           0.1             -
     National Treasury                           3,873             (5)         3,868             -             1
   Russia                                       77,279          1,400         78,679           0.4             -
   United States                               138,685         (1,497)       137,188           0.8        51,032
   Other                                         9,713           (340)         9,373           0.1            10
CORPORATE SECURITIES                         4,405,760         10,211      4,415,971          24.2     1,077,501
   Euro Bonds and others                       398,519            892        399,411           2.2        38,476
   Bank Deposit Certificates                 2,448,166              -      2,448,166          13.2       163,395
   Shares in Publicly Traded Companies         223,210          7,799        231,009           1.3       231,009
   Debentures                                  539,759            (13)       539,746           3.0             -
   Promissory Notes                             15,635              -         15,635           0.1             -
   Quotas of Fixed Income Funds (*)            644,621              -        644,621           3.6       644,621
   Quotas of Variable Income Funds                   -              -              -             -             -
   Real Estate Certificates Receivable         106,747            (91)       106,656           0.6             -
   Other                                        29,103          1,624         30,727           0.2             -
PGBL/VGBL FUNDS QUOTAS                      11,047,183              -     11,047,183          61.1    11,047,183
----------------------------------------------------------------------------------------------------------------
Total 03/31/2006                            18,073,796          7,543     18,081,339         100.0    12,269,016
% per maturity term                                                                                         67.8%
----------------------------------------------------------------------------------------------------------------
Total 03/31/2005                            13,967,007         (8,823)    13,958,184                   9,087,984
% per maturity term                                                                                         65.1%
================================================================================================================


=================================================================================================================================
                                                                         03/31/2006                                   03/31/2005
                                          ------------------------------------------------------------------------   ------------
                                                                                                          OVER
                                             31 - 90       91 - 180       181 - 365      366 - 720      720 DAYS     MARKET VALUE
------------------------------------------------------------------------------------------------------------------   ------------
PUBLIC SECURITIES - DOMESTIC                   221,896         56,030        204,871        154,954      1,642,843        914,212
   Financial Treasury Bills                    221,115          3,379          3,168          8,778        286,086         58,106
   National Treasury Bills                           -          2,253        133,618         81,373              -          5,291
   National Treasury Notes                           -         37,399          2,776         14,370        644,731         98,891
   Central Bank Notes                                -              -         53,674              -              -         21,061
   National Treasury/Securitization                716          5,414         11,031         44,775         57,364          6,069
   Brazilian External Debt Bonds                    65          7,585            604          5,658        654,662        496,997
   Investment in non Exclusive Funds                 -              -              -              -              -        227,797
     Financial Treasury Bills                        -              -              -              -              -        224,164
     Other                                           -              -              -              -              -          3,633
PUBLIC SECURITIES - FOREIGN                         67            133          1,479         14,624        176,956        171,268
   Argentina                                         -              -              -         13,903          5,158         57,978
     Central Bank                                    -              -              -         13,903          1,291         54,321
     National Treasury                               -              -              -              -          3,867          3,657
   Russia                                            -              -              -              -         78,679         90,514
   United States                                     -              -          1,469              -         84,687         21,172
   Other                                            67            133             10            721          8,432          1,604
CORPORATE SECURITIES                           568,740        825,390        694,729        241,061      1,008,550      5,436,418
   Euro Bonds and others                        78,297         37,523            980         39,164        204,971        396,207
   Bank Deposit Certificates                   435,736        782,720        619,128        139,457        307,730      3,422,510
   Shares in Publicly Traded Companies               -              -              -              -              -        252,370
   Debentures                                   37,354              -         64,363         48,836        389,193        346,401
   Promissory Notes                             15,635              -              -              -              -        442,986
   Quotas of Fixed Income Funds (*)                  -              -              -              -              -        433,183
   Quotas of Variable Income Funds                   -              -              -              -              -          4,103
   Real Estate Certificates Receivable               -              -              -              -        106,656        112,349
   Other                                         1,718          5,147         10,258         13,604              -         26,309
PGBL/VGBL FUNDS QUOTAS                               -              -              -              -              -      7,436,286
------------------------------------------------------------------------------------------------------------------   ------------
Total 03/31/2006                               790,703        881,553        901,079        410,639      2,828,349     13,958,184
% per maturity term                                4.4%           4.9%           5.0%           2.3%          15.6%
------------------------------------------------------------------------------------------------------------------
Total 03/31/2005                               647,236        825,475      1,619,551        259,177      1,518,761
% per maturity term                                4.6%           5.9%          11.6%           1.9%          10.9%
=================================================================================================================================

(*) Includes R$ 17,519 (R$ 29,896 at 03/31/2005 of Credit Rights Investment Funds).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                85

d) SECURITIES AVAILABLE FOR SALE

================================================================================================================================
                                                                                       03/31/2006
                                                        ------------------------------------------------------------------------
                                                                       ADJUSTMENT TO
                                                                       MARKET VALUE
                                                                            (IN
                                                                       STOCKHOLDER'S
                                                            COST          EQUITY)       MARKET VALUE        %          0 - 30
--------------------------------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                               3,415,240         168,475       3,583,715          28.5        82,910
   Financial Treasury Bills                                1,152,355           3,540       1,155,895           9.2        79,594
   National Treasury Bills                                   668,952           1,789         670,741           5.3             -
   National Treasury Notes                                   998,227         168,021       1,166,248           9.3             -
   Central Bank Notes                                         26,621             464          27,085           0.2             -
   National Treasury/Securitization                           74,515          (1,228)         73,287           0.6             -
   Brazilian External Debt Bonds                             494,570          (4,111)        490,459           3.9         3,316
PUBLIC SECURITIES - FOREIGN                                  407,768          15,783         423,551           3.4           410
   Portugal                                                  330,544          15,782         346,326           2.8             -
   Argentina                                                  77,224               1          77,225           0.6           410
     Central Bank                                             58,479               1          58,480           0.5           410
     National Treasury                                        18,745               -          18,745           0.1             -
   United States                                                   -               -               -             -             -
   Other                                                           -               -               -             -             -
CORPORATE SECURITIES                                       8,252,106         312,165       8,564,271          68.1     2,431,966
   Euro Bonds and others                                   3,977,485          38,064       4,015,549          31.8       237,491
   Bank Deposit Certificates                                 635,592               -         635,592           5.1        45,098
   Shares in Publicly-Traded Companies                       813,463         241,898       1,055,361           8.4     1,055,361
   Debentures                                                927,177          (3,584)        923,593           7.3             -
   Promissory Notes                                          449,031              56         449,087           3.6        75,831
   Mortgage Bills                                             59,884               -          59,884           0.5             -
   Quotas of Fixed Income Funds (*)                          917,689               -         917,689           7.3       917,689
   Quotas of Foreign Investment Funds                         43,010           1,590          44,600           0.4        44,600
   Quotas of Variable Income Funds                            17,899          35,553          53,452           0.4        53,452
   Real Estate Certificates Receivable                       398,680          (1,410)        397,270           3.2             -
   Other                                                      12,196              (2)         12,194           0.1         2,444
------------------------------------------------------------------------------------                  --------------------------
TOTAL 03/31/2006                                          12,075,114         496,423      12,571,537         100.0     2,515,286
   Deferred taxes                                                           (176,113)                                       20.1%
   Minority interest in subsidiaries                                         (10,818)
   Adjustment of interests in associated
    companies not included in the consolidation                               12,621
   Adjustment of securities reclassified in
    prior years to securities held to maturity                                16,783
ADJUSTMENT TO MARKET VALUE - SECURITIES
 - TVM - 03/31/2006                                                          338,896
--------------------------------------------------------------------------------------------------------------------------------
TOTAL 03/31/2005                                           9,112,911         540,086       9,652,997                     724,134
   Deferred taxes                                                           (181,342)                                        7.4%
   Minority interest in subsidiaries                                         (21,352)
   Adjustment of securities reclassified in
    prior years to securities held to maturity                                 8,118
ADJUSTMENT TO MARKET VALUE - SECURITIES - 03/31/2005                         345,510
================================================================================================================================


==================================================================================================================================
                                                                                 03/31/2006                             03/31/2005
                                                       --------------------------------------------------------------   ----------
                                                                                                               OVER        MARKET
                                                         31 - 90     91 - 180     181 - 365    366 - 720    720 DAYS       VALUE
---------------------------------------------------------------------------------------------------------------------   ----------
PUBLIC SECURITIES - DOMESTIC                              128,075      154,194      802,911      719,091    1,696,534    3,473,256
   Financial Treasury Bills                               128,075      137,439      148,179      529,708      132,900    1,053,177
   National Treasury Bills                                      -       14,469      504,603      151,669            -       59,262
   National Treasury Notes                                      -            -       17,113            -    1,149,135    1,500,446
   Central Bank Notes                                           -            -       27,085            -            -      206,981
   National Treasury/Securitization                             -           36        2,059        1,519       69,673      145,212
   Brazilian External Debt Bonds                                -        2,250      103,872       36,195      344,826      508,178
PUBLIC SECURITIES - FOREIGN                                 1,333        8,222      143,166        5,180      265,240      656,774
   Portugal                                                 1,333        5,926       97,073            -      241,994      562,078
   Argentina                                                    -        2,296       46,093        5,180       23,246       51,177
     Central Bank                                               -        2,296       46,093        5,180        4,501       33,203
     National Treasury                                          -            -            -            -       18,745       17,974
   United States                                                -            -            -            -            -       29,550
   Other                                                        -            -            -            -            -       13,969
CORPORATE SECURITIES                                      641,757      556,271    1,231,590      714,834    2,987,853    5,522,967
   Euro Bonds and others                                  245,254      481,328    1,030,610      327,177    1,693,689    3,828,314
   Bank Deposit Certificates                               42,257        5,631      172,069      368,709        1,828       87,586
   Shares in Publicly-Traded Companies                          -            -            -            -            -      336,218
   Debentures                                               3,466            -       15,856       18,933      885,338      436,288
   Promissory Notes                                       290,896       69,312       13,048            -            -      513,883
   Mortgage Bills                                          59,884            -            -            -            -      146,561
   Quotas of Fixed Income Funds (*)                             -            -            -            -            -        8,993
   Quotas of Foreign Investment Funds                           -            -            -            -            -       40,477
   Quotas of Variable Income Funds                              -            -            -            -            -        9,865
   Real Estate Certificates Receivable                          -            -            -            -      397,270      106,653
   Other                                                        -            -            7           15        9,728        8,129
---------------------------------------------------------------------------------------------------------------------   ----------
TOTAL 03/31/2006                                          771,165      718,687    2,177,667    1,439,105    4,949,627    9,652,997
   Deferred taxes                                             6.1%         5.7%        17.3%        11.4%        39.4%
   Minority interest in subsidiaries
   Adjustment of interests in associated
    companies not included in the consolidation
   Adjustment of securities reclassified in prior
    years to securities held to maturity
ADJUSTMENT TO MARKET VALUE - SECURITIES
 - TVM - 03/31/2006
---------------------------------------------------------------------------------------------------------------------
TOTAL 03/31/2005                                          398,391      787,114    1,530,599    2,094,794    4,117,965
   Deferred taxes                                             4.1%         8.2%        15.9%        21.7%        42.7%
   Minority interest in subsidiaries
   Adjustment of securities reclassified in
    prior years to securities held to maturity
ADJUSTMENT TO MARKET VALUE - SECURITIES - 03/31/2005
==================================================================================================================================

(*) Includes R$ 914.085 (R$ 6.155 at 03/31/2005 of Credit Rights Investment Funds).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                86

e)   SECURITIES HELD TO MATURITY

     See below the composition of the held to maturity securities portfolio by type, stated at its cost and by maturity term. In the carrying value, not considered in results, the amount of R$ 16,783 (R$ 8,118 at 03/31/2005) is included at 03/31/2006, relating to market adjustment of the reclassified securities at 12/31/2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 186,311 (positive adjustment of R$ 154,902 at 03/31/2005).

===================================================================================================================================
                                                                                   03/31/2006
                                            ---------------------------------------------------------------------------------------
                                             CARRYING
                                               VALUE          %         0 - 30       31 - 90     91 - 180     181 - 365   366 - 720
-----------------------------------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                 1,422,005         78.4       14,729          230        2,716       45,788     120,784
   Financial Treasury Bills                          -            -            -            -            -            -           -
   National Treasury Notes (1)                 749,429         41.3            -            -            -        8,308           -
   National Treasury Notes - M (2)              71,744          4.0       10,249            -            -       10,249      20,498
   Brazilian External Debt Bonds               600,832         33.1        4,480          230        2,716       27,231     100,286
PUBLIC SECURITIES - FOREIGN                     19,874          1.1            -            -          179            -           -
CORPORATE SECURITIES                           371,329         20.5        4,955       16,740        2,589        6,147       4,007
   Euro Bonds and others                       280,940         15.4           83       11,059        2,589          491         608
   Debentures (1)                               76,230          4.2            -        5,681            -        5,656       3,399
   Quotas of Foreign Investment Funds            4,872          0.3        4,872            -            -            -           -
   Real Estate Certificate Receivables (1)       9,287          0.6            -            -            -            -           -
-----------------------------------------------------------------------------------------------------------------------------------
Total 03/31/2006                             1,813,208        100.0       19,684       16,970        5,484       51,935     124,791
% per maturity term                                                          1.1%         0.9%         0.3%         2.9%        6.9%
-----------------------------------------------------------------------------------------------------------------------------------
Total 03/31/2005                             3,555,544                    25,435      908,884      218,723       74,425      81,912
% per maturity term                                                          0.7%        25.6%         6.2%         2.1%        2.3%
===================================================================================================================================

====================================================================
                                              03/31/2006  03/31/2005
                                              ----------  ----------
                                                 OVER      CARRYING
                                               720 DAYS      VALUE
                                              ----------  ----------
PUBLIC SECURITIES - DOMESTIC                   1,237,758   2,830,326
     Financial Treasury Bills                          -     904,419
     National Treasury Notes (1)                 741,121   1,044,595
     National Treasury Notes - M (2)              30,748     111,566
     Brazilian External Debt Bonds               465,889     769,746
PUBLIC SECURITIES - FOREIGN                       19,695      24,179
CORPORATE SECURITIES                             336,891     701,039
     Euro Bonds and others                       266,110     348,371
     Debentures (1)                               61,494     336,166
     Quotas of Foreign Investment Funds                -       6,437
     Real Estate Certificate Receivables (1)       9,287      10,065
                                              ----------  ----------
Total 03/31/2006                               1,594,344   3,555,544
% per maturity term                                 87.9%
                                              ----------
Total 03/31/2005                               2,246,165
% per maturity term                                 63.1%
====================================================================

(1) Includes investment of Itau Previdencia e Seguros S.A. in the amount of R$ 584,347 (R$ 924.887 at 03/31/2005).

(2)  All securities are nominative and cannot be sold.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                87

f) DERIVATIVE FINANCIAL INSTRUMENTS

==================================================================================================================================
                                                                              03/31/2006
                                    ----------------------------------------------------------------------------------------------
                                                      ADJUSTMENT
                                                          TO
                                                     MARKET VALUE
                                        COST         (IN RESULTS)     MARKET VALUE          %            0 - 30          31 - 90
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
   Option premiums                       399,920           60,121          460,041            13.5         127,749         208,329
   Forwards                              347,754             (368)         347,386            10.2         129,901         148,287
   Swaps - difference receivable       1,220,219          201,420        1,421,639            41.6         106,862         154,105
   Others (*)                          1,169,865           16,200        1,186,065            34.7         719,127         229,768
----------------------------------------------------------------------------------------------------------------------------------
Total 03/31/2006                       3,137,758          277,373        3,415,131           100.0       1,083,639         740,489
% per maturity term                                                                                           31.8%           21.7%
----------------------------------------------------------------------------------------------------------------------------------
Total 03/31/2005                       2,907,084           76,446        2,983,530                       1,741,684         245,650
% per maturity term                                                                                           58.5%            8.2%
==================================================================================================================================
LIABILITIES
   Option premiums                      (335,513)          40,347         (295,166)           12.9         (87,750)       (124,436)
   Forwards                                    -                -                -               -               -               -
   Swaps - difference payable           (629,857)        (261,416)        (891,273)           39.0         (52,059)        (82,365)
   Others (*)                         (1,077,061)         (26,633)      (1,103,694)           48.1        (733,118)       (197,105)
----------------------------------------------------------------------------------------------------------------------------------
Total 03/31/2006                      (2,042,431)        (247,702)      (2,290,133)          100.0        (872,927)       (403,906)
% per maturity term                                                                                           38.2%           17.6%
----------------------------------------------------------------------------------------------------------------------------------
Total 03/31/2005                      (2,234,938)          (8,389)      (2,243,327)                     (1,540,418)        (74,686)
% per maturity term                                                                                           68.7%            3.3%
==================================================================================================================================

====================================================================================================================
                                                              03/31/2006                                 03/31/2005
                                    ---------------------------------------------------------------     ------------
                                                                                           OVER
                                      91 - 180         181 - 365        366 - 720        720 DAYS       MARKET VALUE
---------------------------------------------------------------------------------------------------     ------------
ASSETS
    Option premiums                        7,485          116,166                -              312          294,728
    Forwards                              23,230           45,968                -                -        1,653,176
    Swaps - difference receivable        239,281          299,652          179,003          442,736          954,915
    Others (*)                            83,137           91,863           16,031           46,139           80,711
---------------------------------------------------------------------------------------------------     ------------
Total 03/31/2006                         353,133          553,649          195,034          489,187        2,983,530
% per maturity term                         10.3%            16.2%             5.7%            14.3%
---------------------------------------------------------------------------------------------------
Total 03/31/2005                         222,165          413,157          179,987          180,887
% per maturity term                          7.4%            13.8%             6.0%             6.1%
====================================================================================================================
LIABILITIES
    Option premiums                       (9,518)         (73,462)               -                -         (289,194)
    Forwards                                   -                -                -                -       (1,387,126)
    Swaps - difference payable          (119,909)        (277,187)        (100,731)        (259,022)        (520,434)
    Others (*)                           (39,328)         (62,259)         (42,051)         (29,833)         (46,573)
---------------------------------------------------------------------------------------------------     ------------
Total 03/31/2006                        (168,755)        (412,908)        (142,782)        (288,855)      (2,243,327)
% per maturity term                          7.4%            18.0%             6.2%            12.6%
---------------------------------------------------------------------------------------------------
Total 03/31/2005                        (175,374)        (272,233)         (89,476)         (91,140)
% per maturity term                          7.8%            12.1%             4.0%             4.1%
====================================================================================================================

(*) Basically includes Forwards Contrats, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

At March 31, 2006, the market value of swaps at Itau Holding, involving foreign currency, interbank market and indices, totaled R$ 65,834 in assets, of which R$ 55 are due in 31 to 180 days, R$ 53 are due in 181 to 365 days and R$ 65,726 in over 365 days. In liabilities, R$ 32,996 were due in over 365 days.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                88

The globalization of the markets in the last years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks mainly arising from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAU HOLDING and its subsidiaries are fully involved in the operation of derivative markets, either in complying with the growing clients' needs, or in the performance of its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:

o Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;
o Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Commodities and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturities or in currency which are mismatched with the resources used to fund these operations. ITAU HOLDING carries out transactions overseas with futures contracts, forwards, options and swaps, with registration mainly in the stock exchanges of Chicago, New York and London.

The main risk factors of the derivatives assumed by ITAU HOLDING at March 31, 2006 were related to the foreign exchange rate, interest rate, U.S. dollar coupon, Reference Rate, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the Institution, with the use of transactions involving derivatives, has been able to maximize the relation of risk and return, even under high volatility situations.

Under regular conditions, the exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:

o    Futures and Forward Contracts: quotes on the exchanges;
o Swaps: the cash flow of each part is discounted to present value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the public securities for Brazilian transactions, and on the international exchanges prices for transactions carried out abroad;
o Options: statistical models that incorporate the volatility behavior of the asset object, the interest rates, the exercise price and the spot price of the good, such as the Black & Scholes model.

These financial instruments have their notional values recorded in off-balance sheet accounts and adjustments/premiums are recorded in balance sheet accounts.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                89

=============================================================================================================================
                                                                BALANCE SHEET
                                                                   ACCOUNT
                                                                 RECEIVABLE /
                                                                 (RECEIVED)      ADJUSTMENT
                                  OFF-BALANCE SHEET ACCOUNT       (PAYABLE)       TO MARKET
                                       NOTIONAL VALUE              / PAID           VALUE               MARKET VALUE
                                ---------------------------------------------------------------------------------------------
                                 03/31/2006      03/31/2005      03/31/2006      03/31/2006      03/31/2006      03/31/2005
-----------------------------------------------------------------------------------------------------------------------------
Futures contracts                 478,116,366      71,968,984          15,493               -          15,493           4,178
  Purchase commitments            277,819,138      22,442,296         (35,860)              -         (35,860)        (28,170)
    Foreign currency                6,069,552       7,201,553         (27,327)              -         (27,327)        (25,782)
    Interbank market               56,112,508      10,084,421           1,932               -           1,932            (753)
    Fixed rates                   208,204,770          47,735               -               -               -               -
    Indices                         6,917,349       4,053,869         (10,460)              -         (10,460)         (6,110)
    Other                             514,959       1,054,718              (5)              -              (5)          4,475
  Commitments to sell             200,297,228      49,526,688          51,353               -          51,353          32,348
    Foreign currency                4,843,290      10,606,013          19,587               -          19,587           8,725
    Interbank market               28,273,420      28,761,177          (3,176)              -          (3,176)          1,975
    Fixed rates                   156,458,564         269,061               -               -               -             (26)
    Indices                         9,791,503       8,352,309          34,908               -          34,908          16,437
    Shares                                  -         397,593               -               -               -             217
    Other                             930,451       1,140,535              34               -              34           5,020
Swap contracts                                                        590,362         (59,996)        530,366         434,481
  Asset position                   44,025,282      29,243,050       1,220,219         201,420       1,421,639         954,915
    Foreign currency                7,831,522       5,506,443          50,445         (23,824)         26,621          40,774
    Interbank market               17,261,341      12,740,710         969,854         111,369       1,081,223         738,848
    Fixed rates                     5,227,456       4,153,156         189,217          80,661         269,878          89,103
    Indices                        13,662,846       6,512,411             501          33,398          33,899          77,727
    Other                              42,117         330,330          10,202            (184)         10,018           8,463
  Liability position               43,434,920      28,859,860        (629,857)       (261,416)       (891,273)       (520,434)
    Foreign currency                7,826,156       7,568,419         (91,355)       (162,581)       (253,936)        (54,792)
    Interbank market               22,286,476      11,398,502        (345,277)        (31,811)       (377,088)       (275,574)
    Fixed rates                     4,580,449       4,500,295         (23,384)        (23,120)        (46,504)       (123,450)
    Indices                         8,693,028       5,016,249        (151,951)        (43,953)       (195,904)        (55,922)
    Other                              48,811         376,395         (17,890)             49         (17,841)        (10,696)
Option contracts                   96,510,473      43,766,269          64,407         100,468         164,875           5,534
  Purchase commitments
   -purchased position             11,506,566      10,176,574         192,533         (25,355)        167,178          99,001
    Foreign currency               10,561,947       9,456,670         158,410         (31,475)        126,935          86,461
    Indices                           308,432          74,500           1,891           5,108           6,999              81
    Shares                            277,826         107,220          28,249           3,538          31,787           6,871
    Other                             358,361         538,184           3,983          (2,526)          1,457           5,588
  Commitments to sell
   - purchased position            36,293,561      17,829,150         207,387          85,476         292,863         195,727
    Foreign currency                3,122,639       3,824,949          37,895          34,801          72,696         177,501
    Fixed rates                     1,054,048               -           2,127           1,909           4,036               -
    Indices                        29,981,826      12,956,066          36,820          50,131          86,951               -
    Shares                            718,990          53,200         110,489           1,092         111,581           1,308
    Other                           1,416,058         994,935          20,056          (2,457)         17,599          16,918
  Purchase position
   - sold position                 29,842,052       9,854,052        (279,112)         47,834        (231,278)       (127,972)
    Foreign currency               14,114,098       9,146,028        (230,006)         52,022        (177,984)       (122,667)
    Indices                        14,980,000               -         (15,790)          3,117         (12,673)              -
    Shares                            516,623         183,319         (30,430)         (9,752)        (40,182)         (1,617)
    Other                             231,331         524,705          (2,886)          2,447            (439)         (3,688)
  Commitments to sell
   - sold position                 18,868,294       5,906,493         (56,401)         (7,487)        (63,888)       (161,222)
    Foreign currency                2,731,993       4,768,348         (35,449)          9,462         (25,987)       (144,178)
    Fixed rates                     1,695,742               -          (1,653)         (1,294)         (2,947)              -
    Indices                        13,166,601               -          (4,649)        (16,401)        (21,050)              -
    Shares                            169,857         148,266          (3,887)          1,999          (1,888)         (4,095)
    Other                           1,104,101         989,879         (10,763)         (1,253)        (12,016)        (12,949)
Forward                                                               347,754            (368)        347,386         266,050
  Purchases receivable
   - Fixed rates                                                            -               -               -           1,959
  Purchase payable
   - Interbank market                                                       -               -               -      (1,387,126)
  Sales receivable                                                    347,754            (368)        347,386       1,651,217
    Interbank market                                                        -               -               -       1,387,126
    Shares                                                            347,754            (368)        347,386         264,091
Other derivative
 financial instruments (*)         13,837,014       5,163,393          92,804         (10,433)         82,371          34,138
  Asset position                    8,507,522       2,960,146       1,169,865          16,200       1,186,065          80,711
  Liability position                5,329,492       2,203,247      (1,077,061)        (26,633)     (1,103,694)        (46,573)
                                                       Assets       3,137,758         277,373       3,415,131       2,983,530
                                                  Liabilities      (2,042,431)       (247,702)     (2,290,133)     (2,243,327)
                                                        TOTAL       1,095,327          29,671       1,124,998         740,203
=============================================================================================================================
DERIVATIVE CONTRACTS MATURE  AS FOLLOWS (IN DAYS) :
=============================================================================================================================
              CLEARING             0 - 30         31 - 180        181 - 365       OVER 365       03/31/2006      03/31/2005
              Futures             106,532,528     329,863,211      27,127,569      14,593,058     478,116,366      71,968,984
               Swaps                7,662,056      14,752,653       8,616,186      11,774,168      42,805,063      28,395,628
              Options              14,155,645      18,886,188      62,969,969         498,671      96,510,473      43,766,269
               Other                2,276,269       4,714,459       2,691,708       4,154,578      13,837,014       5,163,393
=============================================================================================================================

(*) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                90

g) CHANGES IN ADJUSTMENT TO MARKET VALUE FOR THE PERIOD

=========================================================================================
                                                                  01/01 to      01/01 to
                                                                 03/31/2006    03/31/2005
---------------------------------------------------------------------------    ----------
Opening balance                                                     247,765       356,238
Adjustments with impacts on:
    Net income                                                      (55,986)       (2,771)
    Stockholders' equity                                             61,858      (193,226)
Write-offs due to permanent losses                                        -        39,079
Closing balance                                                     253,637       199,320
Adjustment to market value                                          533,637       599,320
                                                                 ----------    ----------
    Trading securities                                                7,543        (8,823)
    Securities available for sale                                   496,423       540,086
    Derivative financial instruments  (assets and liabilities)       29,671        68,057
Additional provision (*)                                           (280,000)     (400,000)
=========================================================================================

(*) Aims at covering risks of current and future fluctuation in the prices, considering the high volatilty scenarios.

For a better understanding, the following table shows the change in the additional provision for securities plus the unrealized gain of securities available for sale and of securities held to maturity:

=========================================================================================
                                                                 03/31/2006    03/31/2005
---------------------------------------------------------------------------    ----------
Additional provision                                                280,000       400,000
Adjustment to securities available for sale -
 Stockholders' equity                                               496,423       540,086
Adjustment to securities held to maturity (*)                       203,094       163,020
-----------------------------------------------------------------------------------------
Total unrealized gain                                               979,517     1,103,106
=========================================================================================

(*)  At 03/31/2006 includes the amount of R$ 16,783 (R$ 8,118 at 03/31/2005)
regarding the adjustment to market value of securities reclassified up to 12/31/2003, not recognized in the results.

h)   REALIZED GAIN OF SECURITIES PORTFOLIO

=========================================================================================
                                                                  01/01 TO      01/01 TO
                                                                 03/31/2006    03/31/2005
---------------------------------------------------------------------------    ----------
Gain (loss) - trading securities and derivative
 financial instruments                                               64,957        31,306
Gain (loss) - securities available for sale                          57,040        40,765
Total of realized gain                                              121,997        72,071
-----------------------------------------------------------------------------------------
Adjustment to market value with impact on net income                (55,986)       (2,771)
-----------------------------------------------------------------------------------------
Total                                                                66,011        69,300
=========================================================================================

i) RECLASSIFICATION OF SECURITIES (ARTICLE 5 OF BACEN CIRCULAR 3068, OF NOVEMBER 8,2001)

     The management's Financial Risk Management Committee sets forth guidelines to classify securities.

     The current securities of the portfolio, as well as the securities purchased in the period, are periodically and sistematically evaluated based on such guidelines.

     No reclassification or changes to the current guidelines were carried out in the period.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                91

NOTE 7 - LOAN, FINANCING LEASE AND OTHER CREDIT OPERATIONS

a)   COMPOSITION OF THE PORTFOLIO WITH CHARACTERISTICS OF CREDIT ASSIGNMENT

  I- BY TYPE OF OPERATIONS AND RISK LEVEL

=====================================================================================================================
                                                                            03/31/2006
                                             ------------------------------------------------------------------------
               RISK LEVELS                        AA              A              B              C              D
---------------------------------------------------------------------------------------------------------------------
Loan operations                                10,014,503     17,825,333      9,915,617      2,529,679      1,791,531
   Loans and discounted trade receivables       5,288,037      8,634,347      7,596,352      1,759,600      1,517,285
   Financing                                    3,404,245      7,476,143      1,592,416        519,395        162,998
   Farming and agribusiness industries          1,241,682        600,330        499,424         63,676         18,310
   Real estate financing                           80,539      1,114,513        227,425        187,008         92,938

Capital lease operations                          335,048      7,492,949      1,138,733        373,150        116,183

Credit card operations                                  -      3,864,706      1,650,053        360,747        524,920

Advances on exchange contracts (1)                367,707        404,242        358,655         77,831         16,238

Other receivables (2)                               4,959         20,129         56,893          5,180          5,175

Total operations with characteristics of
 credit assignment                             10,722,217     29,607,359     13,119,951      3,346,587      2,454,047
---------------------------------------------------------------------------------------------------------------------
Endorsements and sureties (3)

Total with endorsements and sureties           10,722,217     29,607,359     13,119,951      3,346,587      2,454,047
=====================================================================================================================
Total - 03/31/2005                              5,962,204     24,536,410     12,951,120      2,203,557      2,455,728
=====================================================================================================================

=====================================================================================================================
                                                                            03/31/2006
                                             ------------------------------------------------------------------------
               RISK LEVELS                         E              F              G              H            TOTAL
---------------------------------------------------------------------------------------------------------------------
Loan operations                                 1,551,791      1,385,034        321,360        700,854     46,035,702
   Loans and discounted trade receivables       1,221,648      1,271,884        265,400        464,817     28,019,370
   Financing                                       77,997         68,692         33,406        137,792     13,473,084
   Farming and agribusiness industries            209,243          1,826            475          4,642      2,639,608
   Real estate financing                           42,903         42,632         22,079         93,603      1,903,640

Capital lease operations                           26,201         19,800         14,319        105,020      9,621,403

Credit card operations                            234,563        144,466         82,121        103,110      6,964,686

Advances on exchange contracts (1)                  1,666          7,356            408            723      1,234,826

Other receivables (2)                               1,506          1,472            175         17,022        112,511

Total operations with characteristics of
 credit assignment                              1,815,727      1,558,128        418,383        926,729     63,969,128
---------------------------------------------------------------------------------------------------------------------
Endorsements and sureties (3)                                                                               8,076,854

Total with endorsements and sureties            1,815,727      1,558,128        418,383        926,729     72,045,982
=====================================================================================================================
Total - 03/31/2005                              1,123,677        909,025        188,847        649,186     50,979,754
=====================================================================================================================

=========================================================
                                              03/31/2005
                                             ------------
               RISK LEVELS                       TOTAL
------------------------------------------   ------------
Loan operations                                39,086,155
    Loans and discounted trade receivables     23,419,418
    Financing                                  11,315,685
    Farming and agribusiness industries         2,474,153
    Real estate financing                       1,876,899

Capital lease operations                        4,977,007

Credit card operations                          5,051,314

Advances on exchange contracts (1)              1,720,326

Other receivables (2)                             144,952

Total operations with characteristics of
 credit assignment                             50,979,754
------------------------------------------   ------------
Endorsements and sureties (3)                   6,032,326

Total with endorsements and sureties           57,012,080
==========================================   ============
Total - 03/31/2005
=========================================================

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Other Credits/Liabilities - Foreign Exchange Portfolio (Note 8).
(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid.
(3)  Recorded in Memorandum Accounts.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                92

II-  PER MATURITY AND RISK LEVEL

==============================================================================================================================
                                                                               03/31/2006
                                 ---------------------------------------------------------------------------------------------
                                     AA       A       B             C             D             E             F
                                 ---------------------------------------------------------------------------------------------
                                                                       ABNORMAL SITUATION (1) (2)
------------------------------------------------------------------------------------------------------------------------------
Falling due installments                  -            -       754,743       541,838       349,355       333,269       438,002
   01 to 30                               -            -        33,797        27,509        24,069        25,335        30,620
   31 to 60                               -            -        28,378        24,217        19,636        20,231        24,887
   61 to 90                               -            -        26,903        22,041        17,824        17,602        21,612
   91 to 180                              -            -        80,017        62,945        50,039        49,309        62,008
   181 to 365                             -            -       147,404       114,988        72,970        74,536       102,769
   Over 365                               -            -       438,244       290,138       164,817       146,256       196,106

Overdue installments                      -            -       131,135       199,221       401,424       321,363       328,530
   01 to 14                               -            -         5,196        17,244         9,668         9,114        12,971
   15 to 30                               -            -       125,939        40,286       116,136        52,672        39,551
   31 to 60                               -            -             -       141,691       116,193        64,756        50,394
   61 to 90                               -            -             -             -       159,427        61,169        50,896
   91 to 180                              -            -             -             -             -       133,652       174,718
   181 to 365                             -            -             -             -             -             -             -
   Over 365                               -            -             -             -             -             -             -
------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                  -            -       885,878       741,059       750,779       654,632       766,532
SPECIFIC ALLOWANCE                        -            -        (8,859)      (22,232)      (75,078)     (196,390)     (383,265)
------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL 03/31/2005                       -            -       440,300       340,043       688,480       361,060       421,161
==============================================================================================================================

                                                                       NORMAL SITUATION
------------------------------------------------------------------------------------------------------------------------------
Falling due installments         10,697,477   29,497,783    12,124,751     2,508,845     1,628,441     1,126,581       776,169
   01 to 30                       1,773,892    6,371,908     4,065,749       943,235       667,686       210,345        98,415
   31 to 60                         931,862    1,729,782     1,382,046       383,288       127,550        63,658        35,269
   61 to 90                         979,948    1,481,993     1,073,313       261,072        84,993        47,285        30,705
   91 to 180                      1,682,925    3,177,638     1,489,903       306,297       182,703       120,603        85,880
   181 to 365                     1,503,876    4,660,029     1,687,216       328,215       233,857       183,228       129,421
   Over 365                       3,824,974   12,076,433     2,426,524       286,738       331,652       501,462       396,479

Overdue up to 14 days                24,740      109,576       109,322        96,683        74,827        34,514        15,427
------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                         10,722,217   29,607,359    12,234,073     2,605,528     1,703,268     1,161,095       791,596
GENERIC ALLOWANCE                         -     (148,037)     (122,341)      (78,165)     (170,327)     (348,329)     (395,798)
------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL 03/31/2005               5,962,204   24,536,410    12,510,820     1,863,514     1,767,248       762,617       487,864
==============================================================================================================================
TOTAl (3)                        10,722,217   29,607,359    13,119,951     3,346,587     2,454,047     1,815,727     1,558,128
EXISTING ALLOWANCE                        -     (148,037)     (131,200)     (309,926)     (735,969)     (907,683)   (1,090,533)
   Minimum required
    allowance (3) (4)                     -     (148,037)     (131,200)     (100,397)     (245,405)     (544,719)     (779,063)
   Additional allowance (5)               -            -             -      (209,529)     (490,564)     (362,964)     (311,470)
------------------------------------------------------------------------------------------------------------------------------
TOTAL 03/31/2005 (3)              5,962,204   24,536,410    12,951,120     2,203,557     2,455,728     1,123,677       909,025
EXISTING ALLOWANCE 03/31/2005             -     (122,682)     (171,610)     (220,136)     (736,473)     (561,727)     (636,226)
   Minimum required
    allowance (3) (4)                     -     (122,682)     (129,511)      (66,107)     (245,573)     (337,104)     (454,512)
   Additional allowance (5)               -            -       (42,099)     (154,029)     (490,900)     (224,623)     (181,714)
==============================================================================================================================

=====================================================================================
                                               03/31/2006                  03/31/2005
                                ---------------------------------------   -----------
                                     G             H           TOTAL         TOTAL
                                ---------------------------------------   -----------
                                             ABNORMAL SITUATION (1) (2)
-------------------------------------------------------------------------------------
Falling due installments            156,322       206,789     2,780,318     1,609,238
    01 to 30                         10,070        13,700       165,100        98,637
    31 to 60                          9,697        12,154       139,200        81,502
    61 to 90                          8,587        10,263       124,832        73,337
    91 to 180                        23,724        26,455       354,497       211,280
    181 to 365                       35,461        42,987       591,115       342,954
    Over 365                         68,783       101,230     1,405,574       801,528

Overdue installments                224,182       541,926     2,147,781     1,346,560
    01 to 14                          4,793         5,641        64,627        35,913
    15 to 30                          9,684        17,455       401,723       279,096
    31 to 60                         14,755        24,947       412,736       265,719
    61 to 90                         22,835        24,800       319,127       168,475
    91 to 180                       172,115       106,752       587,237       328,765
    181 to 365                            -       300,218       300,218       240,607
    Over 365                              -        62,113        62,113        27,985
-----------------------------------------------------------------------   -----------
SUBTOTAL                            380,504       748,715     4,928,099     2,955,798
SPECIFIC ALLOWANCE                 (266,352)     (748,715)   (1,700,891)   (1,054,489)
-----------------------------------------------------------------------   -----------
SUBTOTAL 03/31/2005                 179,115       525,639     2,955,798
=====================================================================================

                                                   NORMAL SITUATION
-------------------------------------------------------------------------------------
Falling due installments             36,517       171,846    58,568,410    47,593,639
    01 to 30                          9,691        42,385    14,183,306    12,303,464
    31 to 60                          2,165        11,839     4,667,459     4,707,221
    61 to 90                          1,720         6,181     3,967,210     3,731,534
    91 to 180                         4,669        14,283     7,064,901     5,594,121
    181 to 365                        5,907        34,483     8,766,232     6,077,371
    Over 365                         12,365        62,675    19,919,302    15,179,928

Overdue up to 14 days                 1,362         6,168       472,619       430,318
-----------------------------------------------------------------------   -----------
SUBTOTAL                             37,879       178,014    59,041,029    48,023,957
GENERIC ALLOWANCE                   (26,515)     (178,014)   (1,467,526)   (1,083,498)
-----------------------------------------------------------------------   -----------
SUBTOTAL 03/31/2005                   9,732       123,547    48,023,957
=======================================================================   ===========
TOTAl (3)                           418,383       926,729    63,969,128    50,979,754
EXISTING ALLOWANCE                 (418,340)     (926,729)   (4,668,417)   (3,287,987)
    Minimum required
     allowance (3) (4)             (292,867)     (926,729)   (3,168,417)   (2,137,987)
    Additional allowance (5)       (125,473)            -    (1,500,000)   (1,150,000)
-----------------------------------------------------------------------   -----------
TOTAL 03/31/2005 (3)                188,847       649,186    50,979,754
EXISTING ALLOWANCE 03/31/2005      (189,947)     (649,186)   (3,287,987)
    Minimum required
     allowance (3) (4)             (133,312)     (649,186)   (2,137,987)
    Additional allowance (5)        (56,635)            -    (1,150,000)
=====================================================================================

(1) For the operations presenting overdue installments for more than 14 days or responsibility of bankrupted companies, or under bankruptcy process.
(2) The balance of non-accrual operations amount to R$ 2,584,516 (R$ 1,491,013 at 03/31/2005).
(3) Additional write-offs based on management's evaluation (Note 2b) amounted to R$ 1,225,981 (R$ 441,504 at 03/31/2005).
(4) The policy of not using the classification of level "AA" for micro, small and middle market companies, and also for individuals, was maintained. As a consequence, all loan operations with clients classified in this segment are charged by the recording of a provision upon the extension of credit.
(5) Allocated, by BACEN request, so as to explain, at each risk level, the excess measured through the use of statistic models to evaluate the portfolios under conditions of "stress" in the economic scenario.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                93

  III) BY BUSINESS SECTOR

===============================================================================================================
                                                          03/31/2006         %        03/31/2005         %
-----------------------------------------------------------------------------------  --------------------------
PUBLIC SECTOR                                               1,360,947           2.1     1,310,065           2.6
      Chemical and Petrochemical                              218,106           0.3       342,379           0.7
      Generation and distribution of electric energy        1,011,044           1.6       726,827           1.4
      Other                                                   131,797           0.2       240,859           0.5
PRIVATE SECTOR                                             62,608,181          97.9    49,669,689          97.4
  CORPORATIONS                                             30,063,432          47.0    27,020,669          53.0
    INDUSTRY                                               11,973,802          18.7    12,652,588          24.8
      Food and beverages                                    1,950,562           3.0     1,995,006           3.9
      Steel and metallurgy                                  1,442,509           2.3     1,215,212           2.4
      Chemical and petrochemical                            1,792,436           2.8     1,681,249           3.3
      Electrical and electronic                               671,840           1.1       748,103           1.5
      Paper and pulp                                          454,251           0.7       747,011           1.5
      Light and heavy vehicles                                484,726           0.8       989,861           1.9
      Textile and clothing                                    710,883           1.1       609,767           1.2
      Mechanics                                               501,586           0.8       388,892           0.8
      Tobacco                                                 543,601           0.8       491,673           1.0
      Fertilizers, insecticides and crop protection           773,109           1.2     1,061,418           2.1
      Autoparts and accessories                               463,852           0.7       590,981           1.2
      Construction material                                   494,459           0.8       479,659           0.9
      Pharmaceuticals                                         290,441           0.5       127,944           0.3
      Wood and furniture                                      520,502           0.8       589,369           1.2
      Tractors and agribusiness machinery                     103,202           0.2       127,172           0.2
      Other                                                   775,843           1.2       809,271           1.6
    COMMERCE                                                4,554,858           7.1     3,555,463           7.0
      Retail                                                3,721,069           5.8     2,772,532           5.4
      Wholesale                                               589,316           0.9       513,582           1.0
      Other                                                   244,473           0.4       269,349           0.5
    SERVICES                                               10,031,362          15.7     8,179,050          16.0
      Telecommunications                                    1,119,509           1.8     1,233,406           2.4
      Electrical energy generation and distribution         1,800,930           2.8     1,794,191           3.5
      Financial                                             1,120,089           1.8       621,137           1.2
      Service companies                                     1,623,955           2.5     1,379,673           2.7
      Contractors and real estate agents                      744,091           1.2       644,156           1.3
      Real estate financing (company)                         337,906           0.5       153,595           0.3
      Public services concessionaires                         409,542           0.6       317,387           0.6
      Transportation                                          815,776           1.3       453,436           0.9
      Communications                                           13,080           0.0       253,259           0.5
      Other                                                 2,046,484           3.2     1,328,810           2.6
    PRIMARY SECTOR                                          2,912,239           4.6     2,241,085           4.4
      Mining                                                  322,194           0.5       312,286           0.6
      Farming and live stock                                2,552,197           4.0     1,879,468           3.7
      Other                                                    37,848           0.1        49,331           0.1
    OTHER                                                     591,171           0.9       392,483           0.8
  INDIVIDUALS                                              32,544,749          50.9    22,649,020          44.4
      Credit cards                                          6,904,500          10.8     5,033,185           9.9
      Real estate financing                                 1,565,734           2.4     1,723,304           3.4
      Consumer loans/vehicles/overdraft                    24,074,515          37.6    15,892,531          31.2
TOTAL                                                      63,969,128         100.0    50,979,754         100.0
===============================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                94

b)   CREDIT CONCENTRATION

==================================================================================
                                       03/31/2006                03/31/2005
LOAN, CAPITAL LEASE AND          -----------------------   -----------------------
OTHER CREDIT OPERATIONS (*)         RISK      % OF TOTAL      RISK      % OF TOTAL
--------------------------------------------------------   -----------------------
Largest debtor                      548,998          0.8      571,572          1.0
20 largest debtors                7,812,808         10.8    6,643,837         11.7
50 largest debtors               13,060,579         18.1   11,711,703         20.5
100 largest debtors              17,800,480         24.7   15,972,607         28.0
==================================================================================

==================================================================================
LOAN, CAPITAL LEASE AND OTHER
CREDIT OPERATIONS AND                   03/31/2006               03/31/2005
SECURITIES OF COMPANIES AND      -----------------------   -----------------------
FINANCIAL INSTITUTIONS (*)          RISK      % OF TOTAL      RISK      % OF TOTAL
--------------------------------------------------------   -----------------------
Largest debtor                      785,174          0.9      905,532          1.3
20 largest debtors               11,382,048         13.3   10,890,307         16.0
50 largest debtors               19,447,366         22.8   18,143,326         26.6
100 largest debtors              25,981,237         30.4   24,243,499         35.6
==================================================================================

(*) The amounts include endorsements and sureties.

c)   CHANGES IN ALLOWANCE FOR LOAN LOSSES

=======================================================================
                                             01/01 to         01/01 to
                                            03/31/2005       03/31/2005
----------------------------------------   ------------    ------------

Opening balance                              (4,107,176)     (3,053,555)
Net increase for the period                  (1,439,714)       (755,608)
Write-Offs                                      878,473         521,176
Closing balance                              (4,668,417)     (3,287,987)
    Specific allowance (1)                   (1,700,891)     (1,054,489)
    Generic allowance (2)                    (1,467,526)     (1,083,498)
    Additional allowance (3)                 (1,500,000)     (1,150,000)
=======================================================================

(1) For operations with past due installments of over 14 days or under responsibility of bankrupted companies or in bankruptcy process.
(2) For operations not covered by the previous item due to the classification of the client or operation.
(3) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

Obs.: The specific and generic allowances reflect the effects of a supplementary allowance totaling R$ 256,442 (R$ 272,463 at 03/31/2005) as it does not consider the option established by article 5 of BACEN Resolution 2682, altered by article 2 of BACEN Resolution 2697/2000, of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 could be determined based only on the overdue amounts.

At March 31, 2006, the balance of the allowance for loan losses in relation to the credit portfolio is equivalent to 7.3% (6.4% at 03/31/2005).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                95

d)   RECOVERY AND RENEGOTIATION OF CREDITS

     I- COMPOSITION OF THE RESULT OF ALLOWANCE FOR LOAN LOSSES

==========================================================================
                                                01/01 to        01/01 to
                                               03/31/2006      03/31/2005
-------------------------------------------   ------------     -----------
Net increase for the period                     (1,439,714)       (755,608)
Recoveries                                         158,572         162,198
    Renegotiation                                   50,770          54,158
    Receipt                                        107,802         108,040
Result of allowance for loan losses             (1,281,142)       (593,410)
==========================================================================
II- Renegotiated Credits

==========================================================================
                                               03/31/2006      03/31/2005
-------------------------------------------   ------------     -----------
Renegotiated credits                             1,543,950         990,703
Allowance for loan losses                         (614,653)       (407,748)
(%)                                                   39.8            41.2
==========================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                96

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

==========================================================================
                                               03/31/2006      03/31/2005
----------------------------------------------------------     -----------
ASSETS - OTHER RECEIVABLES                      12,620,673      13,417,021
   Exchange purchase pending
    settlement - foreign currency (*)            6,229,943       6,426,618
   Foreign currency bills exchange
    and term document -
    foreign currency                                 8,700           1,097
   Exchange sale rights -
    local currency                               6,528,088       7,118,452
   (-) Advances received -
    local currency                                (146,058)       (129,146)
LIABILITIES - OTHER LIABILITIES                 12,813,144      13,567,260
   Exchange sales pending
    settlement - foreign currency                6,345,851       7,004,839
   Exchange purchase
    liabilities - local currency (*)             6,465,169       6,560,449
   Other                                             2,124           1,972
MEMORANDUM ACCOUNTS                                 94,816         123,460
   Outstanding import credits -
    foreign currency                                79,701          73,500
   Confirmed export credits -
    foreign currency                                15,115          49,960
==========================================================================
(*) Net value of advances on exchange contracts included in the Loan Portfolio
    (Note 7a I).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                97

NOTE 9 - FUNDING AND BORROWINGS AND ONLENDINGS

a) SUMMARY

=======================================================================================================================
                                                           03/31/2006                                      03/31/2005
                              ---------------------------------------------------------------------   -----------------
                                 0-30        31-180       181-365     OVER 365       TOTAL      %        TOTAL      %
---------------------------------------------------------------------------------------------------   -----------------
Deposits                      36,176,941    5,126,609    4,302,008    6,082,450   51,688,008   54.9   44,024,682   53.8
Deposits received under
 securities repurchase
 agreements                    5,925,005    2,504,179    1,036,575   12,448,841   21,914,600   23.3   17,366,968   21.2
Funds from acceptance and
 issuance of securities          105,490    1,118,176      431,307    5,059,456    6,714,429    7.1    3,749,837    4.6
Borrowings and onlendings        732,549    1,520,587    1,501,536    4,446,033    8,200,705    8.7   10,229,324   12.5
Securitization of foreign
 payment orders                        -       73,681       97,795      997,494    1,168,970    1.2    1,642,410    2.0
Subordinated debts                     -       52,767          275    4,417,526    4,470,568    4.7    4,769,877    5.8
---------------------------------------------------------------------------------------------------   -----------------
TOTAL                         42,939,985   10,395,999    7,369,496   33,451,800   94,157,280          81,783,098
% per maturity date                 45.6         11.1          7.8         35.5
--------------------------------------------------------------------------------------------
TOTAL - 03/31/2005            42,286,174   10,510,787    7,107,179   21,878,958   81,783,098
% per maturity date                 51.7         12.9          8.7         26.8
=======================================================================================================================

b) DEPOSITS

=======================================================================================================================
                                                           03/31/2006                                      03/31/2005
                              ---------------------------------------------------------------------   -----------------
                                 0-30        31-180       181-365     OVER 365       TOTAL      %        TOTAL      %
---------------------------------------------------------------------------------------------------   -----------------
Demand deposits               11,329,599            -            -            -   11,329,599   21.9   10,487,531   23.8
Savings accounts              19,203,957            -            -            -   19,203,957   37.2   19,023,655   43.2
Interbank                        386,489      288,727      125,242            -      800,458    1.5    1,055,399    2.4
Time deposits                  4,905,920    4,837,882    4,176,766    6,082,450   20,003,018   38.7   13,277,119   30.2
Other deposits                   350,976            -            -            -      350,976    0.7      180,978    0.4
---------------------------------------------------------------------------------------------------   -----------------
TOTAL                         36,176,941    5,126,609    4,302,008    6,082,450   51,688,008          44,024,682
% per maturity date                 70.0          9.9          8.3         11.8
--------------------------------------------------------------------------------------------
TOTAL - 03/31/2005            34,340,607    4,377,707    3,842,124    1,464,244   44,024,682
% per maturity date                 78.1          9.9          8.7          3.3
=======================================================================================================================

At March 31, 2006, ITAU HOLDING recorded interbank deposits amounting to R$ 90,382, which will be redeemed in the following period.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                98

c) DEPOSIT RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS

=======================================================================================================================
                                                           03/31/2006                                      03/31/2005
                              ---------------------------------------------------------------------   -----------------
                                 0-30        31-180       181-365     OVER 365       TOTAL      %        TOTAL      %
---------------------------------------------------------------------------------------------------   -----------------
Own portfolio                  1,801,753    2,504,179    1,036,575   12,448,841   17,791,348   81.2   12,504,879   72.0
  Public securities              109,422       35,110            -        2,526      147,058    0.7      373,177    2.1
  Private securities                   -            -      156,705      366,081      522,786    2.4      288,525    1.7
  Own issue                      509,835    2,334,935      771,535   11,967,404   15,583,709   71.1     10,673,9   61.5
  Foreign                      1,182,496      134,134      108,335      112,830    1,537,795    7.0    1,169,192    6.7
Third-party portfolio          4,123,252            -            -            -    4,123,252   18.8     4,862,08   28.0
---------------------------------------------------------------------------------------------------   -----------------
TOTAL                          5,925,005    2,504,179    1,036,575   12,448,841   21,914,600          17,366,968
% per maturity date                 27.1         11.4          4.7         56.8
--------------------------------------------------------------------------------------------
TOTAL - 03/31/2005             7,174,488    2,399,381      999,244    6,793,855   17,366,968
% per maturity date                 41.3         13.8          5.8         39.1
=======================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                                99

d) FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES

=======================================================================================================================
                                                           03/31/2006                                      03/31/2005
                              ---------------------------------------------------------------------   -----------------
                                 0-30        31-180       181-365     OVER 365       TOTAL      %        TOTAL      %
---------------------------------------------------------------------------------------------------   -----------------
MORTGAGE NOTES                         -            -      201,141            -      201,141    3.0            -       -
DEBENTURES                             -      140,897            -    2,850,000    2,990,897   44.5            -       -
FOREIGN BORROWING IN
 SECURITIES                      105,490      977,279      230,166    2,209,456    3,522,391   52.5    3,749,837   100.0
  Trade Related - Issued
   overseas                            -            -            -            -            -      -       49,317     1.3
                              ----------    ---------    ---------   ----------   ----------   ----   ----------   -----
     Bankers Acceptance                -            -            -            -            -      -       49,317     1.3
  Non-Trade Related              105,490      977,279      230,166    2,209,456    3,522,391   52.5    3,700,520    98.7
                              ----------    ---------    ---------   ----------   ----------   ----   ----------   -----
     Issued in Brazil - Fixed
      Rate Notes                   2,489      373,444            -       88,901      464,834    6.9      278,118     7.4
     Issued overseas             103,001      603,835      230,166    2,120,555    3,057,557   45.6    3,422,402    91.3
       Brazil Risk Note
        Programme                 38,365      188,108      212,936      665,982    1,105,391   16.5      883,612    23.6
       Euro CD                    43,358       18,525        7,904            -       69,787    1.0      101,059     2.7
       Euro Medium Term Note
        Programme                      -          283            -       15,207       15,490    0.2      363,281     9.7
       Euronotes                       -        1,860            -      243,810      245,670    3.7      458,273    12.2
       Fixed Rate Notes           21,278      391,893        8,435    1,195,556    1,617,162   24.1    1,581,772    42.2
       Others                          -        3,166          891            -        4,057    0.1       34,405     0.9
---------------------------------------------------------------------------------------------------   ------------------
TOTAL                            105,490    1,118,176      431,307    5,059,456    6,714,429           3,749,837
% per maturity date                  1.6         16.7          6.4         75.3
--------------------------------------------------------------------------------------------
TOTAL - 03/31/2005               365,713      523,308      224,835    2,635,981    3,749,837
% per maturity date                  9.7         14.0          6.0         70.3
========================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               100

e)   BORROWINGS AND ONLENDINGS

================================================================================================================================
                                                            03/31/2006                                         03/31/2005
                            ------------------------------------------------------------------------   -------------------------
                               0-30        31-180       181-365     OVER 365       TOTAL        %          TOTAL          %
----------------------------------------------------------------------------------------------------   -------------------------
BORROWINGS                     610,696    1,012,700      856,667    1,534,846    4,014,909      49.0      6,132,521         60.0
                            ----------   ----------   ----------   ----------   ----------   -------   ------------   ----------
  Local                        185,028       79,757          612        5,185      270,582       3.3        157,162          1.6
  Foreign (*)                  425,668      932,943      856,055    1,529,661    3,744,327      45.7      5,975,359         58.4
ONLENDINGS                     121,853      507,887      644,869    2,911,187    4,185,796      51.0      4,096,803         40.0
                            ----------   ----------   ----------   ----------   ----------   -------   ------------   ----------
  Local onlendings -
   official institutions       121,853      506,088      644,869    2,691,667    3,964,477      48.3      4,071,423         39.8
    BNDES                       63,869      303,340      380,745    1,762,480    2,510,434      30.6      2,732,379         26.7
    FINAME                      36,747      196,444      256,694      896,129    1,386,014      16.9      1,211,227         11.8
    Others                      21,237        6,304        7,430       33,058       68,029       0.8        127,817          1.3
  Foreign onlendings                 -        1,799            -      219,520      221,319       2.7              -            -
  Interbank                          -            -            -            -            -         -         25,380          0.2
----------------------------------------------------------------------------------------------------   -------------------------
TOTAL                          732,549    1,520,587    1,501,536    4,446,033    8,200,705               10,229,324
% per maturity date                8.9         18.5         18.3         54.3
------------------------------------------------------------------------------------------
TOTAL - 03/31/2005             405,366    2,894,596    1,782,144    5,147,218   10,229,324
% per maturity date                4.0         28.3         17.4         50.3
================================================================================================================================

(*) Foreign borrowings are basically represented by investments in foreign trade transactions related to export pre-financing and import financing.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               101

f)   SECURITIZATION OF FOREIGN PAYMENT ORDERS

     Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

====================================================================================================
                                                                   03/31/2006
                                           ---------------------------------------------------------
                                              31-180         181-365       OVER 365         TOTAL
----------------------------------------------------------------------------------------------------
Securitization of foreign payment orders         73,681         97,795        997,494      1,168,970
% per maturity date                                 6.3            8.4           85.3
----------------------------------------------------------------------------------------------------
TOTAL - 03/31/2005                              258,965        258,567      1,124,878      1,642,410
% per maturity date                                15.8           15.7           68.5
----------------------------------------------------------------------------------------------------

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               102

g)   SUBORDINATED DEBT

     Funds obtained through the issue of subordinated debt securities, in accordance with the conditions determined by BACEN Resolution 2837, of 05/30/2001, are as follows:

================================================================================================================================
                                                                 03/31/2006                                     03/31/2005
                                      ----------------------------------------------------------------   -----------------------
                                        31-180       181-365      OVER 365         TOTAL          %          TOTAL          %
------------------------------------------------------------------------------------------------------   -----------------------
CDB (1)                                   39,354            -      2,001,666      2,041,020       45.7      1,860,016       39.0
Debentures (2)                             4,787            -        600,000        604,787       13.5        604,660       12.7
Euronotes (3)                              8,626            -        961,950        970,576       21.7      1,256,927       26.3
Redeemable preferred shares (4)                -          275        853,910        854,185       19.1      1,048,274       22.0
------------------------------------------------------------------------------------------------------   -----------------------
TOTAL                                     52,767          275      4,417,526      4,470,568                 4,769,877
% per maturity date                          1.2          0.1           98.8
-------------------------------------------------------------------------------------------
TOTAL - 03/31/2005                        56,830          265      4,712,782      4,769,877
% per maturity date                          1.2          0.1           98.7
================================================================================================================================

(1) Bank Deposit Certificates:
     - issued on 12/23/2002, with nominal value of R$ 850,000, with maturity on 12/23/2009 and paying interest semi-annually at the average Interbank Deposit rate plus 0.87% p.a.;
     - issued on 02/26/2003, with nominal value of R$ 673,103, with maturity on 02/26/2008 and paying interest at the Interbank Deposit rate at the end of the period.

(2) Non-convertible debentures:
     - issued on 09/01/2001, with nominal value of R$ 600,000, with maturity on 09/01/2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interbank Deposit (DI) daily rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a.

(3) Euronotes:
     - issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on 11/09/2001, in the amount of US$ 80,000 thousand, with maturity on 08/15/2011 and paying interest semi-annually at the rate of 10% p.a.;
     -    issued on 08/13/2001, in the amount of (Y) 30,000,000 thousand
          (US$ 244,938 thousand), also with maturity on 08/15/2011 and paying interest semi-annually at the rate of 4.25% p.a.;
     - issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50,000 thousand (US$ 30,000 thousand held in treasury), with maturity on 06/28/2012 and paying interest semi-annually at the rate of 10.375% p.a. up to 06/28/2007 and, after this date up to maturity, at the rate of 13.625% p.a.

(4) Redeemable preferred shares:
     - issued on 12/31/2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on 03/31/2015 and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semi-annually.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               103

NOTE 10 - INSURANCE, LIFE INSURANCE, PENSION PLAN AND CAPITALIZATION

a)   COMPOSITION OF THE TECHNICAL PROVISIONS

================================================================================
                                                      03/31/2006     03/31/2005
-----------------------------------------------------------------   ------------
Insurance                                               1,343,929      1,128,760
    Unearned premiums                                     709,163        608,735
    Unsettled claims                                      377,496        323,260
    IBNR                                                  190,769        159,731
    Premium deficiency - Others                            14,265          5,598
    Premium deficiency - Health care (1)                   41,841         18,439
    Mathematical reserve - benefits to be granted           7,407          9,888
    Financial surplus                                       1,161          1,049
    Unsettled benefits                                        923          1,229
    Redemption and other unresolved amounts                   904            831

Life insurance and pension plan                        13,113,454      9,391,936
    Unearned premiums                                     233,742        202,247
    Unsettled claims                                       36,944         33,411
    IBNR                                                   49,241         42,794
    Mathematical reserve - benefits to be granted      12,268,209      8,694,920
    Mathematical reserve - benefits granted                92,152         80,567
    Financial surplus                                     252,336        179,516
    Financial fluctuation                                  83,274         85,881
    Risk fluctuation                                       21,256         14,185
    Insufficient contribution (2)                          43,626         40,240
    Redemption and other unresolved amounts                18,577         10,041
    Premium deficiency                                      8,261          6,439
    Unexpired risks                                         1,200          1,239
    Unsettled benefits                                      1,297            456
    Administrative                                          3,339              -

Capitalization                                          1,080,858      1,033,182
    Mathematical reserve for redemptions                1,000,662        942,611
    Contingencies                                          68,469         76,416
    Prizes realizable/payable                              11,727         14,155

TOTAL                                                  15,538,241     11,553,878
================================================================================

(1) The provision for Premium Deficiency is calculated in accordance with the criteria established by the regulatory body and the technical actuarial note which establishes a provision for risk coverage for the next 12 months. In compliance with USGAAP standards, the provision was conservatively estimated and supplemented R$ 549,000 in the financial statements filed with the SEC (Securities and Exchange Commissionn) as of December 31, 2004, enough to cover eventual deficits until the termination of the plans in 2099. To maintain the economic and financial balance of health care plans, approval was requested from ANS (National Health Agency) for plan restructuring, as well as for price adjustments, for which authorization is pending. With the purpose of covering the existing imbalance, a capital increase considered sufficient to provide funds for the health insurance segment was carried out. In relation to the coverage of estimated amounts, the differences arising from the adoption of Brazilian GAAP and US GAAP are substantially offset by the goodwill amortization.
(2) Recorded based on actuarial evaluation in sufficient amount for the settlement of obligations.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               104

b)   GUARANTOR RESOURCES OF TECHNICAL PROVISION - SUSEP

==============================================================================================================
                                                                                        LIFE INSURANCE AND
                                                              INSURANCE                    PENSION PLAN
                                                     ---------------------------   ---------------------------
                                                      03/31/2006     03/31/2005     03/31/2006     03/31/2005
-----------------------------------------------------------------   ------------   ------------   ------------
Short-term interbank deposits - Money market              185,273         57,833        202,575         56,486
Securities and derivative financial instruments           915,469        827,620     12,740,537      9,192,434
  PGBL/VGBL fund quotas (1)                                     -              -     11,047,183      7,436,286
  Other securities                                        915,469        827,620      1,693,354      1,756,148
    Public                                                236,974        225,266        694,424        991,798
    Private                                               678,495        602,354        998,930        764,350
Credit rights (2)                                         237,465        226,151        189,113        161,330
Properties                                                      -         39,820              -              -
TOTAL                                                   1,338,207      1,151,424     13,132,225      9,410,250
==============================================================================================================

==============================================================================================================
                                                            CAPITALIZATION                    TOTAL
                                                     ---------------------------   ---------------------------
                                                      03/31/2006     03/31/2005     03/31/2006     03/31/2005
-----------------------------------------------------------------   ------------   ------------   ------------
Short-term interbank deposits - Money market              189,244        141,348        577,092        255,668
Securities and derivative financial instruments           908,786        910,787     14,564,792     10,930,840
  PGBL/VGBL fund quotas (1)                                     -              -     11,047,183      7,436,286
  Other securities                                        908,786        910,787      3,517,609      3,494,554
    Public                                                119,276        129,730      1,050,674      1,346,793
    Private                                               789,510        781,057      2,466,935      2,147,761
Credit rights (2)                                               -              -        426,578        387,481
Properties                                                      -              -              -         39,820
TOTAL                                                   1,098,030      1,052,135     15,568,462     11,613,809
==============================================================================================================

(1) PGBL and VGBL pension plan portfolio, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities, as determined by SUSEP, as a contra entry to liabilities in the Pension Plan Technical Provisions account.
(2)  Recorded under Other receivables - Insurance premiums receivable.

c)   RESULT OF OPERATIONS

==============================================================================================================
                                                                                        LIFE INSURANCE AND
                                                              INSURANCE                    PENSION PLAN
                                                     ---------------------------   ---------------------------
                                                       01/01 TO       01/01 TO       01/01 TO       01/01 TO
                                                      03/31/2006     03/31/2005     03/31/2006     03/31/2005
-----------------------------------------------------------------   ------------   ------------   ------------
Income from financial operations                           40,611         34,172         34,203         31,760
  Financial income from insurance, pension
   plan and capitalization operations                      40,719         34,172        453,851        324,811
  Financial expenses from insurance, pension
   plan and capitalization operations                        (108)             -       (419,648)      (293,051)
Income from insurance, pension plan and
 capitalization operations                                105,215        102,445         68,773         56,020
  Premiums and contributions                              533,828        427,825        996,150        734,286
  Changes in technical provisions                         (18,440)         3,012       (425,994)      (241,482)
  Expenses with claims                                   (321,554)      (264,772)       (38,368)       (29,934)
  Selling expenses                                       (102,053)       (78,127)        (6,654)        (6,412)
  Expenses with benefits and redemptions                        -              -       (453,850)      (395,374)
  Other income and expenses                                13,434         14,507         (2,511)        (5,064)
TOTAL                                                     145,826        136,617        102,976         87,780
==============================================================================================================

==============================================================================================================
                                                            CAPITALIZATION                    TOTAL
                                                     ---------------------------   ---------------------------
                                                       01/01 TO       01/01 TO       01/01 TO       01/01 TO
                                                      03/31/2006     03/31/2005     03/31/2006     03/31/2005
-----------------------------------------------------------------   ------------   ------------   ------------
Income from financial operations                           28,774         25,073        103,588         91,005
  Financial income from insurance, pension
   plan and capitalization operations                      46,039         40,901        540,609        399,884
  Financial expenses from insurance, pension
   plan and capitalization operations                     (17,265)       (15,828)      (437,021)      (308,879)
Income from insurance, pension plan and
 capitalization operations                                 51,607         47,358        225,595        205,823
  Premiums and contributions                              177,133        192,549      1,707,111      1,354,660
  Changes in technical provisions                        (124,113)      (144,025)      (568,547)      (382,495)
  Expenses with claims                                          -              -       (359,922)      (294,706)
  Selling expenses                                              -              -       (108,707)       (84,539)
  Expenses with benefits and redemptions                        -              -       (453,850)      (395,374)
  Other income and expenses                                (1,413)        (1,166)         9,510          8,277
TOTAL                                                      80,381         72,431        329,183        296,828
==============================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               105

NOTE 11 - PROVISIONS AND CONTINGENT LIABILITIES

ITAU HOLDING and its subsidiaries are involved, in the ordinary course of business, in legal actions involving labor, civil, and tax and social security contingencies, filed to challenge escalation indices, labor claims, property damage and pain and suffering, and tax questioning actions. Labor contingencies result from labor claims filed by former employees and trade unions to claim alleged labor rights based on labor legislation specific to the related profession. Civil contingencies are basically derived from civil actions filed by third parties demanding compensation for property damage and pain and suffering based on a number of reasons, such as wrongful protest of notes, return of checks, and inclusion of information in the credit protection registry, and most of these actions are filed in the Small Claims Court and are therefore limited to 40 time the monthy minimum wage.

The table below shows the changes in and the related provisions for contingencies:

=================================================================================================================================
                                                                                                                       01/01 TO
                                                                          01/01 TO 03/31/2006                         03/31/2005
                                                     ------------------------------------------------------------    ------------
                                                         LABOR           CIVIL           OTHER           TOTAL           TOTAL
-----------------------------------------------------------------------------------------------------------------    ------------
Opening balance                                           874,599         891,699         148,327       1,914,625       2,004,213
Foreign exchange differences                                    -               -          (5,201)         (5,201)          1,455
Net change reflected in Results (Note 12e and 12h)        148,734          74,274           9,198         232,206         121,844
Payments                                                  (74,145)        (35,127)              -        (109,272)        (83,052)
Closing balance (Note 12c)                                949,188         930,846         152,324       2,032,358       2,044,460
-----------------------------------------------------------------------------------------------------------------    ------------
Escrow deposits at 03/31/2006 (Note 12a)                  576,886         280,808               -         857,694         700,432
=================================================================================================================================

The Provisions for Tax and Social Security Contingencies and the related judicial escrow deposits are shown in Note 13c I and 13d III. As from March 31, 2006, revenues related to adjustment of deposits in guarantee and expenses on adjustment of corresponding liabilities started to be stated on the accrual basis of accounting, thus giving rise to an increase of R$169,030 in financial margin and R$99,090 in result, net of taxes.

ITAU HOLDING and its subsidiaries, based on legal advisors' opinion, are not involved in any other administrative proceedings or lawsuits which might significantly affect their operations in case of an unfavorable sentence.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               106

NOTE 12 - OTHER ACCOUNTS

a) OTHER SUNDRY RECEIVABLES

=====================================================================================
                                                           03/31/2006     03/31/2005
----------------------------------------------------------------------   ------------
Tax credits (Note 13b I)                                     4,278,763      3,745,212
Social contribution to be offset (Note 13b I)                1,083,689      1,270,690
Taxes and contributions to offset                              724,538        682,206
Escrow deposits in guarantee for provisions
 for contingent liabilities                                  3,295,876      2,202,462
                                                          ------------   ------------
    Tax and social security appeals (Note 13c I)             2,438,182      1,502,030
    Labor appeals (Note 11)                                    576,886        539,699
    Civil appeals (Note 11)                                    280,808        160,733
Deposits in guarantee for foreign fund raising program         313,421        484,440
Sundry domestic debtors                                        261,626        220,339
Sundry foreign debtors                                          41,781         54,405
Options for tax incentives                                      89,083         65,157
Amounts receivable - Ordinance 441/04 (*)                            -        126,994
Recoverable payments                                            26,836         57,042
Salary advances                                                 41,109         44,402
Amounts receivable from related companies                        6,766         38,706
Other                                                           95,778        353,569
Total                                                       10,259,266      9,345,624
=====================================================================================

(*) On June 8, 2005, Public Securities were received in exchange for the Social Security Institute (INSS) debts, pursuant to the Ministry of Finance Ordinance 441/04.

At ITAU HOLDING, other Sundry Receivables are basically composed of taxes and contributions to offset R$ 8,642 (R$ 60,824 at 3/31/2005) and tax credits
R$ 416,314 (R$ 108,993 at 3/31/2005) (Note 13b I).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               107

b)   PREPAID EXPENSES

=====================================================================================
                                                           03/31/2006     03/31/2005
----------------------------------------------------------------------   ------------
Technical cooperation agreement (*)                          1,009,074        536,904
Commissions                                                    179,205        202,402
Advertising                                                    141,288         94,950
Other                                                          118,616         77,586
                                                          ------------   ------------
TOTAL                                                        1,448,183        911,842
=====================================================================================

(*) Basically refers to the amounts spent to acquire rights to credit payrolls and perform tax collections for Municipal and State Governments. As of March 31, 2006, the balance basically comprises the amount of R$ 450,500 related to the agreement entered into on September 16, 2005 with the Municipal Government of Sao Paulo and R$ 320,541 (R$ 360,597 at March 31, 2005) related to the agreements entered into with the State Governments of Rio de Janeiro, Minas Gerais and Goias.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               108

c)   OTHER SUNDRY LIABILITIES

=====================================================================================
                                                           03/31/2006     03/31/2005
-------------------------------------------------------   ------------   ------------
Provision for contingent liabilities (Note 11)               2,032,358      2,044,460
                                                          ------------   ------------
    Labor liabilities                                          949,188      1,059,711
    Civil lawsuits                                             930,846        755,889
    Other                                                      152,324        228,860
Provision for personnel                                        391,284        323,786
Provision for sundry payments                                  662,961        521,857
Liabilities for official agreements and rendering
 of payment services                                            70,322        161,273
Sundry creditors - local                                       250,589        353,781
Sundry creditors - foreign                                      56,269        120,650
Agreement for rendering of services AOLA (1)                         -        163,347
Liabilities for purchase of assets and rights                   76,877         91,227
Related to insurance companies                                 172,504        206,148
Provision for corporate restructuring (2)                       27,000              -
Provision to cover actuarial deficit (Note 18c)                 31,718         27,046
Amounts payable to related companies                             2,972         82,303
Creditors for resources to be released                          41,375         27,890
Funds from consortia members                                    74,449         75,719
Investment accounts payable - LASA (3)                               -        200,000
Other                                                           16,911          8,924
Total                                                        3,907,589      4,408,411
=====================================================================================

(1)  On December 29, 2005, Itau Holding and American On Line Latin America Inc
     (AOLA) entered into an agreement for terminating their alliance, which provided for the mutual release from all liabilities arising from such strategic alliance and related amendments. Accordingly, all amounts arising from such agreement were recorded to such date.
(2) Refers to provision for operation of the New Agreement for Credicard Management (Disclosed in Significant Event by ITAU HOLDING on 02/01/2005).
(3) Refers to the amount in settlement on April 27, 2005 of the alliance between Itau Holding and Lojas Americanas S.A. (LASA).

At ITAU HOLDING, Other Sundry Liabilities basically consist of amounts payable related to acquisition of investment R$ 59,278 (R$ 133,485 at 03/31/2005).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               109

d)   BANKING SERVICES FEES

=====================================================================================
                                                            01/01 TO       01/01 TO
                                                           03/31/2006     03/31/2005
----------------------------------------------------------------------   ------------
Resources management                                           448,882        397,757
                                                          ------------   ------------
    Funds management fees                                      433,726        384,530
    Income from management of consortium                        15,156         13,227
Current account services                                       385,553        348,628
Credit cards                                                   486,681        436,573
                                                          ------------   ------------
    Annual fees                                                128,612        108,128
    Other services                                             358,069        328,445
       Relationships with establishments                       244,910        222,882
       Credit card processing                                  113,159        105,563
Securities and Credits granted                                 387,567        270,700
                                                          ------------   ------------
    Credit operations                                          360,429        247,443
    Guarantees provided                                         27,138         23,257
Receipt services                                               224,004        209,060
                                                          ------------   ------------
    Collection fees                                            108,526         95,483
    Collection services                                         62,508         64,727
    Interbank charges (securities, checks and wire)             52,970         48,850
Other                                                          188,185        131,352
                                                          ------------   ------------
    Income from consultation to Serasa                          49,561         39,164
    Income from brokerage and underwriting                      58,816         28,109
    Income from custody services and management
     of portfolio                                               19,469         11,156
    Foreign exchange services                                    6,976         12,430
    Other services                                              53,363         40,493
Total                                                        2,120,872      1,794,070
=====================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               110

e)   PERSONNEL EXPENSES

=====================================================================================
                                                            01/01 TO       01/01 TO
                                                           03/31/2006     03/31/2005
----------------------------------------------------------------------   ------------
Remuneration                                                   606,113        517,474
Charges                                                        181,812        163,182
Social benefits                                                166,366        138,089
Training                                                         9,531          7,782
Subtotal                                                       963,822        826,527
Employee dismissal                                              18,682         57,943
Labor claims (Note 11)                                         148,734         70,507
Total                                                        1,131,238        954,977
=====================================================================================

f)   OTHER ADMINISTRATIVE EXPENSES

=====================================================================================
                                                            01/01 TO       01/01 TO
                                                           03/31/2006     03/31/2005
----------------------------------------------------------------------   ------------
Data processing and telecommunication                          291,070        276,187
Depreciation and amortization (Note 14b)                       138,750        144,706
Facilities                                                     180,787        159,736
Third-party services                                           217,068        189,616
Financial system services                                      107,029         82,104
Advertising, promotions and publications                        76,757         61,582
Transportation                                                  51,433         45,708
Materials                                                       46,811         37,053
Security                                                        37,898         32,226
Legal                                                           16,033         17,750
Travel expenses                                                 11,180          9,078
Other                                                           40,609         47,581
Total                                                        1,215,425      1,103,327
=====================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               111

g)   OTHER OPERATING INCOME

=====================================================================================
                                                            01/01 TO       01/01 TO
                                                           03/31/2006     03/31/2005
----------------------------------------------------------------------   ------------
Reversal of operating provisions                                25,442         16,162
Equity result in subsidiaries, not derived from net income      27,270         10,078
Recovery of charges and expenses                                24,515         25,617
Other                                                           55,121         59,761
Total                                                          132,348        111,618
=====================================================================================

h)   OTHER OPERATING EXPENSES

=====================================================================================
                                                            01/01 TO       01/01 TO
                                                           03/31/2006     03/31/2005
----------------------------------------------------------------------   ------------
Provision for contingencies                                     85,243         85,679
                                                          ------------   ------------
     Tax and social security                                    10,969         32,669
     Civil claims (Note 11)                                     74,274         53,010
Sales - Credit cards                                            68,342         61,759
Claims                                                          53,890         25,369
Goodwill on the acquisition of investments                      16,771              -
Exchange variation on liabilities of overseas companies          8,196          7,704
Other                                                          113,855         66,491
Total                                                          346,297        247,002
=====================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               112

NOTE 13 - TAXES

a)   COMPOSITION OF EXPENSES FOR TAXES AND CONTRIBUTIONS

     I- We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

=====================================================================================
                                                            01/01 TO       01/01 TO
           DUE ON OPERATIONS FOR THE PERIOD                03/31/2006     03/31/2005
----------------------------------------------------------------------   ------------
Income before income tax and social contribution             2,357,569      1,949,311

Charges (Income Tax and Social Contribution)
 at the rates of 25% and 9% (Note 4m), respectively           (801,573)      (662,766)

INCREASE/DECREASE TO INCOME TAX AND SOCIAL
 CONTRIBUTION CHARGES ARISING FROM:

Permanent (Inclusions) Exclusions                               72,594        116,253

   Investments in affiliates                                    12,650         32,265
   Foreign exchange variation of overseas investments         (156,143)       (12,795)
   Interest on own capital                                     189,037        118,884
   Dividends, interest on external debt bonds and
    tax incentives                                              15,910         19,588
   Other                                                        11,140        (41,689)

Temporary (Inclusions) Exclusions                              (91,907)      (104,699)

   Allowance for loan losses                                  (320,450)      (127,176)
   Excess (Insufficiency) of Depreciation of
    capital lease                                              221,368        116,726
   Adjustment to market value of trading securities
    and derivative financial instruments, and
    adjustments from operations in futures markets             169,024         35,160
   Interest on own capital                                     (76,330)       (62,112)
   Civil, tax and other contingencies provisions               (85,519)       (67,297)

(Increase) Offset on tax losses/Negative social
 contribution basis                                             20,614        (87,998)

Expenses with Income Tax and Social Contribution              (800,272)      (739,210)
=====================================================================================
          RELATED TO TEMPORARY DIFFERENCES
----------------------------------------------------------------------   ------------
   Increase (reversal) for the period                           71,956        192,697
   Prior periods increase (reversal)                            (3,608)        10,515

Income (expenses) of deferred taxes                             68,348        203,212
=====================================================================================
Total income tax and social contribution                      (731,924)      (535,998)
=====================================================================================

     In ITAU HOLDING, income tax and social contribution related to temporary differences is mainly represented by the inclusion of provision for interest on own capital, tax losses and negative social contribution basis.

II- Composition of tax expenses:

=====================================================================================
                                                            01/01 TO       01/01 TO
                                                           03/31/2006     03/31/2005
-------------------------------------------------------   ------------   ------------
   PIS and COFINS                                             (389,473)      (285,617)
   ISS                                                         (76,875)       (64,361)
   CPMF                                                        (58,253)       (57,778)
   Other                                                       (23,571)       (17,917)
                                                          ------------   ------------
Total (Note 4m)                                               (548,172)      (425,673)
=====================================================================================

     In ITAU HOLDING, the tax expense is basically comprised of PIS and COFINS in the amount of R$ 9,897 (R$ 20,881 from 01/01 to 03/31//2005) and CPMF in the amount of R$ 4,436 (R$ 3,380 from 01/01 to 03/31/2005).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               113

III - Tax Effects on Exchange Management of Overseas Investments

In order to minimize the effects on income in connection with the exchange variation of overseas investments, net of respective tax effects, ITAU HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in
Note 19d.

Results of these transactions are computed in the calculation basis of income tax and social contribution, according to their nature, while the exchange variation of overseas investments is not included in referred basis, pursuant to tax legislation in force.

For the period ended March 31, 2006, these transactions gave rise to taxable positive results due to the appreciation of the real in relation to the US Dollar and Euro, which accounted for the high expenses related to income tax and social contribution, PIS and COFINS.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               114

b)   TAX CREDITS

     I- The tax credit balance, segregated based on its origin and disbursements incurred (income tax and social contribution), is represented as follows:

================================================================================
                                                             PROVISIONS
                                                     ---------------------------
                                                      03/31/2006     03/31/2005
-----------------------------------------------------------------   ------------
Related to tax losses and negative social
-----------------------------------------
 contribution basis
 ------------------

Related to disbursed provisions
-------------------------------
   Allowance for loan losses
   Allowance for real estate
   Other

Related to non-disbursed provisions (*)                 7,643,471      6,338,102
---------------------------------------              ------------   ------------
   Related to the operation                             5,863,471      4,788,102
   ------------------------                          ------------   ------------
    Interest on own capital                             1,164,075        672,952
    Tax and social security contingencies               1,588,215      1,363,032
    Labor contingencies                                   823,048        921,284
    Civil Lawsuits                                        904,328        727,452
    Other                                               1,383,805      1,103,382

   Related to provisions in excess of the minimum
   ----------------------------------------------
    required not disbursed                              1,780,000      1,550,000
    ----------------------                           ------------   ------------
    Allowance for loan losses                           1,500,000      1,150,000
    Adjustment to market value
     of trading securities and
     derivative financial instruments
     (assets and liabilities) (Note 2b)                   280,000        400,000
Total                                                   7,643,471      6,338,102
================================================================================
Social Contribution to Offset arising
 from Option foreseen in article 8 of
 Provisional Measure 2158-35, of August 24, 2001
================================================================================

===============================================================================================================================
                                                                                     TAX CREDITS
                                                     --------------------------------------------------------------------------
                                                                    REALIZATION /
                                                      12/31/2005      REVERSAL         SET UP       03/31/2006      03/31/2005
-------------------------------------------------------------------------------------------------------------------------------
Related to tax losses and negative social
-----------------------------------------
 contribution basis                                       551,369        (60,803)         44,738        535,304         781,981
 ------------------                                  ------------   ------------    ------------   ------------    ------------
Related to disbursed provisions                         1,305,918       (177,740)        450,366      1,578,544       1,204,509
                                                     ------------   ------------    ------------   ------------    ------------
   Allowance for loan losses                              933,685       (159,573)        430,397      1,204,509         866,276
   Allowance for real estate                               44,583         (3,046)          2,359         43,896          33,730
   Other                                                  327,650        (15,121)         17,610        330,139         340,513

Related to non-disbursed provisions (*)                 1,973,442       (480,346)        671,819      2,164,915       1,722,712
---------------------------------------              ------------   ------------    ------------   ------------    ------------
   Related to the operation                             1,522,874       (480,346)        627,535      1,670,063       1,343,956
   ------------------------                          ------------   ------------    ------------   ------------    ------------
    Interest on own capital                               312,268       (312,268)        388,597        388,597         221,615
    Tax and social security contingencies                 405,199           (129)         16,807        421,877         358,204
    Labor contingencies                                   228,655        (26,756)         50,478        252,377         285,774
    Civil Lawsuits                                        277,884        (10,651)         28,563        295,796         235,657
    Other                                                 298,868       (130,542)        143,090        311,416         242,706

   Related to provisions in excess of the minimum
   ----------------------------------------------
    required not disbursed                                450,568              -          44,284        494,852         378,756
    ----------------------                           ------------   ------------    ------------   ------------    ------------
    Allowance for loan losses                             450,568              -          44,284        494,852         378,756
    Adjustment to market value
     of trading securities and
     derivative financial instruments
     (assets and liabilities) (Note 2b)                         -              -               -              -           -
Total                                                   3,830,729       (718,889)      1,166,923      4,278,763       3,745,212
===============================================================================================================================
Social Contribution to Offset arising
 from Option foreseen in article 8 of
 Provisional Measure 2158-35, of August 24, 2001        1,125,971        (42,282)              -      1,083,689       1,270,690
===============================================================================================================================

(*) From a financial point of view, rather than recording the provision of R$ 7,643,471 (R$ 6,338,102 at 03/31/2005) and tax credits of R$ 2,164,915
     (R$ 1,722,712 at 03/31/2005), only the net provisions of the corresponding tax effects should be considered, which would reduce the total Tax Credits to R$ 2,113,183 (R$ 2,022,500 at 03/31/2005);

     In Itau Holding, Tax Credits amount to R$ 416,314 (R$ 108,993 at 03/31/2005) and are basically represented by interest on own capital, tax loss and negative social contribution basis, the expectation of realization of which is up to 1 year.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               115

II- The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2158-35/01of 08/24/2001, existing at March 31, 2006, in accordance with the expectation to generate future taxable income, based on the history of profitability and technical studies of feasibility are:

=======================================================================================
                                         TAX CREDITS
                    ------------------------------------------------        SOCIAL
                       TEMPORARY      TAX LOSS AND                     CONTRIBUTION TO
REALIZATION YEAR      DIFFERENCES    NEGATIVE BASIS       TOTAL             OFFSET
---------------------------------------------------------------------------------------
     2006                2,079,644          535,304        2,614,948            180,590
     2007                  600,430                -          600,430            302,554
     2008                  420,213                -          420,213            328,403
     2009                  260,078                -          260,078            272,142
     2010                  138,198                -          138,198                  -
   after 2010              244,896                -          244,896                  -
      Total              3,743,459          535,304        4,278,763          1,083,689
---------------------------------------------------------------------------------------
Present value (*)        3,324,637          501,737        3,826,374            931,012
=======================================================================================

(*)  The average funding rate was used to determine the present value.

     The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to data and actual values.

     Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the development of the realization of tax credits arising from temporary differences, tax losses and negative basis be not used as indications of future net income.

III- Unrecorded tax credits amount to R$ 324,838 (R$ 332,287 at 03/31/2005).

In ITAU HOLDING, unrecorded tax credits amount to R$ 7,189 (R$ 7,189 at 03/31/2005).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               116

c)   JUDICIAL ESCROW DEPOSITS FOR TAX AND SOCIAL SECURITY CASES

I-   Change in Deposits for Tax and Social Security Cases

=====================================================================================
                                                            01/01 TO       01/01 TO
                                                           03/31/2006     03/31/2005
-------------------------------------------------------------------------------------
Opening balance                                              1,964,333      1,404,357
Appropriation of income                                        374,525            582
Change in the period                                            99,324         97,091
                                                          ------------   ------------
  Deposited                                                     99,495        107,102
  Withdrawals                                                     (134)        (7,863)
  Conversion into income                                           (37)        (2,148)
Closing balance                                              2,438,182      1,502,030
=====================================================================================

II- Permanent Assets in the amount of R$ 557,941, represented basically by Property for own use, are pledged in guarantee of voluntary resources (article 32 of Law 10522/02).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               117

d)   TAXES AND SOCIAL SECURITY CONTRIBUTIONS

  I- The balance of Taxes and Social Security Contributions is represented as follows:

=====================================================================================
                                                           03/31/2006     03/31/2005
-------------------------------------------------------------------------------------
  Taxes and contributions on income payable                    523,201        481,152
  Taxes and contributions payable                              262,668        202,913
  Provision for deferred income tax and social
   contribution                                              1,725,356        712,558
  Provision for tax and social security
   contingencies                                             3,174,703      2,600,618
----------------------------------------------------------------------   ------------
Total                                                        5,685,928      3,997,241
=====================================================================================

  II- Change in Provision for Deferred Income Tax and Social Contribution

==================================================================================================================
                                                                 REALIZATION /
                                                     12/31/2005    REVERSAL       SET UP    03/31/2006  03/31/2005
---------------------------------------------------------------  ------------   ----------  ----------  ----------
Reflected in income and expense accounts                1,155,743     (40,626)     500,723   1,615,840     608,923
  Depreciation in excess - Leasing                        971,930      (7,837)     229,206   1,193,299     467,029
  Taxation on results abroad - Capital Gains               51,844      (2,595)           -      49,249      64,091
  Adjustment from operations in futures market             86,639           -      204,411     291,050      30,568
  Adjustment to market value of trading
   securities and derivative financial instruments         30,042     (30,042)           -           -           -
  Revaluation reserve                                       7,757         (65)           -       7,692       7,853
  Other                                                     7,531         (87)      67,106      74,550      39,382
Reflected in stockholders' equity accounts -
 Adjustment to market value of securities
 available for sale (Note 2b)                             154,631     (45,115)           -     109,516     103,635
------------------------------------------------------------------------------------------------------------------
Total                                                   1,310,374     (85,741)     500,723   1,725,356     712,558
==================================================================================================================

     In ITAU HOLDING, the provision for deferred income tax and social contribution amounts to R$ 14,340 (R$ 788 at 03/31/2005) and is basically represented by adjustments from operations in the futures market.

  III- Change in Provision for Tax and Social Security Contingencies

=====================================================================================
                                                            01/01 TO       01/01 TO
                                                           03/31/2006     03/31/2005
----------------------------------------------------------------------   ------------
Opening balance                                              2,833,125      2,482,474
Change in the period reflected in results                      341,578        126,533
                                                          ------------   ------------
  Charges on taxes                                             284,616         35,888
  Net recognition                                               70,978         90,645
  Write-offs through reversal                                  (14,016)             -
  Payments                                                           -         (8,389)
Closing balance                                              3,174,703      2,600,618
-------------------------------------------------------------------------------------

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               118

e)   TAXES PAID OR PROVIDED FOR AND WITHHELD FROM CLIENTS

     We show below the amount of taxes paid or provided for, basically levied on income, revenue and payroll and the amount withheld and collected from clients levied directly on the financial intermediation:

=====================================================================================
                                                            01/01 TO       01/01 TO
                                                           03/31/2006     03/31/2005
-------------------------------------------------------------------------------------
Taxes paid or provided for                                   1,619,532      1,477,356
Taxes withheld and collected from clients                    1,495,643      1,245,917
-------------------------------------------------------------------------------------
Total                                                        3,115,175      2,723,273
=====================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               119

NOTE 14 - PERMANENT ASSETS

a) INVESTMENTS

I - CHANGE OF INVESTMENTS - ITAU HOLDING

=====================================================================================================================
                                                                                                       ADJUSTMENT TO
                                                                                                         MARKETABLE
                                                    SUBSCRIPTION /    DIVIDENDS AND     INTEREST IN    SECURITIES OF
                                      BALANCE AT    ACQUISITION /    INTEREST ON OWN     SUBSIDIARY     SUBSIDIARY
            COMPANIES                 12/31/2005        SALES          CAPITAL (1)        COMPANY        COMPANIES
---------------------------------------------------------------------------------------------------------------------
Banco Itau S.A.                         7,822,846                -         (323,246)        608,533           (9,842)
Banco Itau BBA S.A.                     3,416,304                -          (74,792)        221,541            1,088
Itaucard Financeira S.A. Credito,
 Financ. e Investimento           (1)   2,406,327                -                -         784,895                4
Itauseg Participacoes S.A.        (2)   1,547,573                -                -         170,063           63,146
Itau BBA Participacoes S.A.               933,219                -              (97)         66,491              311
Itau Corretora de Valores S.A.    (1)      97,451            1,100                -          17,370                1
TOTAL                                  16,223,720            1,100         (398,135)      1,868,893           54,708
=====================================================================================================================

====================================================================================
                                                                       INTEREST IN
                                                                       SUBSIDIARY
                                                                      COMPANY FROM
                                      BALANCE AT      BALANCE AT        01/01 TO
            COMPANIES                 03/31/2006      03/31/2005       03/31/2005
------------------------------------------------------------------------------------
Banco Itau S.A.                         8,098,291        7,925,082           726,381
Banco Itau BBA S.A.                     3,564,141        2,979,839           154,739
Itaucard Financeira S.A. Credito,
 Financ. e Investimento                 3,191,226        2,537,639           233,820
Itauseg Participacoes S.A.              1,780,782        1,191,020           136,703
Itau BBA Participacoes S.A.               999,924          812,672            50,561
Itau Corretora de Valores S.A.            115,922           79,124            13,995
TOTAL                                  17,750,286       15,525,376         1,316,199
=====================================================================================

(1) The investment and the equity in the results reflect the different interest in preferred shares, profit sharing and dividends.
(2) At March 31, 2006, the investment in Itau Seguros S.A., was delivered for capital increase in Itauseg Participacoes S.A..

==========================================================================================================================
                                                                       ADJUSTMENT        NUMBER OF SHARES OWNED BY ITAU
                                                                       NET INCOME                    HOLDING
                                                     ADJUSTED NET        FOR THE       -----------------------------------
            COMPANIES                  CAPITAL          EQUITY           PERIOD             COMMON           PREFERRED
--------------------------------------------------------------------------------------------------------------------------
Banco Itau S.A.                         5,547,163        8,084,750           556,458         64,263,705                  -
Banco Itau BBA S.A.                     2,755,795        4,681,967           312,514          2,527,397          5,157,954
Itaucard Financeira S.A. Credito,
 Financ. e Investimentos                4,525,050        8,545,086           858,770                  -      1,277,933,118
Itauseg Participacoes S.A.              1,590,947        1,830,693           172,099      1,582,676,636                  -
Itau BBA Participacoes S.A.               744,119        1,199,906            79,788             99,986            399,950
Itau Corretora de Valores S.A.            202,101          347,410            19,119                  -            811,503
Itau Seguros S.A.                       1,500,000        3,414,138           268,517                  -                  1
==========================================================================================================================

==================================================================
                                      HOLDING IN
                                        VOTING        HOLDING IN
            COMPANIES                 CAPITAL (%)     CAPITAL (%)
------------------------------------------------------------------
Banco Itau S.A.                            100.00              100
Banco Itau BBA S.A.                         49.00            74.50
Itaucard Financeira S.A. Credito,
 Financ. e Investimentos                        -             1.62
Itauseg Participacoes S.A.                  97.27            97.27
Itau BBA Participacoes S.A.                 50.00            83.33
Itau Corretora de Valores S.A.                  -             5.00
Itau Seguros S.A                                -                -
==================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               120

II)  COMPOSITION OF INVESTMENTS

==========================================================================================
                                                            03/31/2006        03/31/2005
------------------------------------------------------------------------    --------------
Share of equity in affiliates - AGF Brasil Seguros S.A           103,468           114,336
Share of equity in affiliates - foreign                          550,836           572,425
   BPI - SGPS S.A. (BPI)                                         548,331           567,851
   Other                                                           2,505             4,574
Other investments                                                276,918           254,902
   Investments by tax incentives                                 106,576           111,487
   Equity securities                                              50,585            40,532
   Shares and quotas                                              24,784            25,831
   Other                                                          94,973            77,052
Provision for losses                                            (104,439)          (99,477)
TOTAL                                                            826,783           842,186
==========================================================================================

III) COMPOSITION OF THE RESULT OF SHARE OF EQUITY IN AFFILIATES

==========================================================================================
                                                             01/01 TO          01/01 TO
                                                            03/31/2006        03/31/2005
------------------------------------------------------------------------    --------------
Share of equity in affiliates - local                              2,295             2,307
Share of equity in affiliates - foreign                           34,911            92,590
   Exchange variation in investments                             (23,824)          (28,984)
   Equity in the results of affiliates                            58,735           121,574
Total                                                             37,206            94,897
==========================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               121

b)   FIXED ASSETS AND DEFERRED CHARGES

=======================================================================================================================
                                                                                 CHANGES
                                                        ---------------------------------------------------------------
                                                                                        DEPRECIATION /
                                          NET BOOK                                       AMORTIZATION
                                          VALUE AT                                         EXPENSES         EXCHANGE
                                         12/31/2005     ACQUISITIONS      DISPOSALS       (Note 12f)        VARIATION
=======================================================================================================================
FIXED ASSETS                                1,835,740          80,324          (6,689)        (115,213)          (3,765)
=======================================================================================================================
BUILDINGS IN USE (*)                        1,171,268           2,326            (134)         (13,559)          (3,707)
  Land                                        613,317             628               -                -             (101)
  Buildings                                   557,951           1,698            (134)         (13,559)          (3,606)
OTHER                                         664,472          77,998          (6,555)        (101,654)             (58)
  Installations                                72,913           4,425          (1,441)          (3,566)           1,750
  Furniture and equipment                      45,387           2,503          (1,070)          (4,237)          (1,863)
  EDP Systems                                 471,147          64,525          (3,521)         (86,246)             164
  Other (Communication, security,
   and transportation)                         75,025           6,545            (523)          (7,605)            (109)
=======================================================================================================================
DEFERRED CHARGES                              271,815          32,327               -          (23,537)          (1,253)
=======================================================================================================================
  Leasehold improvements                      156,618          23,424               -          (10,140)            (412)
  Expenses on acquisition of software         106,577           6,567               -          (10,574)            (312)
  Other deferred expenses                       8,620           2,336               -           (2,823)            (529)
=======================================================================================================================
GRAND TOTAL                                 2,107,555         112,651          (6,689)        (138,750)          (5,018)
=======================================================================================================================

=====================================================================================
                                                    BALANCE AT 03/31/2006
                                        ---------------------------------------------
                                                         ACCUMULATED      NET BOOK
                                            COST        DEPRECIATION        VALUE
=====================================================================================
FIXED ASSETS                                5,528,368      (3,737,971)      1,790,397
=====================================================================================
BUILDINGS IN USE (*)                        2,145,069        (988,875)      1,156,194
  Land                                        613,844               -         613,844
  Buildings                                 1,531,225        (988,875)        542,350
OTHER                                       3,383,299      (2,749,096)        634,203
  Installations                               268,008        (193,927)         74,081
  Furniture and equipment                     265,655        (224,935)         40,720
  EDP Systems                               2,621,957      (2,175,888)        446,069
  Other (Communication, security,
   and transportation)                        227,679        (154,346)         73,333
=====================================================================================
DEFERRED CHARGES                              512,767        (233,415)        279,352
=====================================================================================
  Leasehold improvements                      284,659        (115,169)        169,490
  Expenses on acquisition of software         216,059        (113,801)        102,258
  Other deferred expenses                      12,049          (4,445)          7,604
=====================================================================================
GRAND TOTAL                                 6,041,135      (3,971,386)      2,069,749
=====================================================================================

=====================================================================================
                                                    BALANCE AT 03/31/2005
                                        ---------------------------------------------
                                                         ACCUMULATED      NET BOOK
                                            COST        DEPRECIATION        VALUE
=====================================================================================
FIXED ASSETS                                5,318,605      (3,392,189)      1,926,416
=====================================================================================
BUILDINGS IN USE (*)                        2,147,812        (934,010)      1,213,802
  Land                                        607,740               -         607,740
  Buildings                                 1,540,072        (934,010)        606,062
OTHER                                       3,170,793      (2,458,179)        712,614
  Installations                               269,740        (193,064)         76,676
  Furniture and equipment                     487,105        (400,438)         86,667
  EDP Systems                               2,206,577      (1,732,273)        474,304
  Other (Communication, security,
   and transportation)                        207,371        (132,404)         74,967
=====================================================================================
DEFERRED CHARGES                              488,439        (258,570)        229,869
=====================================================================================
  Leasehold improvements                      195,136         (93,596)        101,540
  Expenses on acquisition of software         234,252        (120,725)        113,527
  Other deferred expenses                      59,051         (44,249)         14,802
=====================================================================================
GRAND TOTAL                                 5,807,044      (3,650,759)      2,156,285
=====================================================================================

(*) Includes amounts recorded in connection with voluntary legal processes (Note 13c II).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               122

NOTE 15 - STOCKHOLDERS' EQUITY

a)   SHARES

     Capital comprises 1,132,941,290 book entry shares with no par value, of which 605,963,420 are common and 526,977,870 are preferred shares with no voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the control block, as well as a dividend at least equal to that of the common shares.

     The table below shows the changes in shares of capital and treasury shares during the period.

======================================================================================
                                                          NUMBER
                                      ------------------------------------------------
                                          COMMON         PREFERRED         TOTAL
--------------------------------------------------------------------------------------
Shares of capital stock at
 12/31/2005 and 03/31/2006               605,963,420      526,977,870    1,132,941,290
Treasury shares at 12/31/2005              4,387,823       24,544,000       28,931,823
   Purchases of shares                        30,200                -           30,200
   Disposals - stock option plans                  -       (3,755,350)      (3,755,350)
Treasury shares at 03/31/2006 (*)          4,418,023       20,788,650       25,206,673
--------------------------------------------------------------------------------------

Outstanding shares at 03/31/2006         601,545,397      506,189,220    1,107,734,617
--------------------------------------------------------------------------------------

Outstanding shares at 03/31/2005         605,993,500      530,774,070    1,136,767,570
======================================================================================

(*) Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below the costs of the shares bought back in the period as well as the average cost of treasury shares and their market price at 03/31/2006:

=============================================================
COST/MARKET PRICE                       COMMON     PREFERRED
-------------------------------------------------------------
Purchases in the period
    Minimum                                55.18            -
    Weighted average                       55.23            -
    Maximum                                56.56            -
-------------------------------------------------------------
Total Treasury Shares
    Average cost                           49.16        44.02
    Market price                           55.50        64.00
=============================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               123

b)   DIVIDENDS

     Stockholders are entitled to a minimum dividend of not less than 25% of net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.055 per share to be paid to preferred shares.

     The monthly advance of the mandatory minimum dividend, paid as Interest on Own Capital, uses the share position of the last working day of the prior month as the calculation basis, and the payment is made in the first working day of the following month, in the amount of R$ 0.024 per share as from April 3, 2006, as approved in the Board of Directors Meeting held on February 20, 2006.

I - CALCULATION

=============================================================================
Net income                                            1,979,497
Adjustments:
(-) Legal reserve                                       (98,975)
Dividend calculation basis                            1,880,522
Interest on own capital paid/advanced/provided for      470,130          25.0%
=============================================================================

II - PAYMENTS/PROVISION OF INTEREST ON OWN CAPITAL

=================================================================================================
                                                         GROSS           WTS             NET
-------------------------------------------------------------------------------------------------
Paid / Prepaid                                              46,425         (6,964)         39,461
  2 monthly installments of R$ 0.021 per share paid
    in February and March 2006                              46,425         (6,964)         39,461
Provided for (*)                                           506,669        (76,000)        430,669
  1 monthly installment of R$ 0.024 per share to be
   paid in April 2006                                       26,570         (3,986)         22,585
  Supplementary to be declared                             480,099        (72,015)        408,084
Total from 01/01 to 03/31/2006 - R$ 0.50 per share         553,094        (82,964)        470,130
-------------------------------------------------------------------------------------------------
Total from 01/01 to 03/31/2005 - R$ 0.30 per share         346,033        (51,905)        294,128
=================================================================================================

(*)  Recorded in Other Liabilities - Social and Statutory.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               124

c)   CAPITAL AND REVENUE RESERVES

============================================================================
                                               03/31/2006       03/31/2005
----------------------------------------------------------------------------
CAPITAL RESERVES                                  1,290,005        2,183,867
Premium on subscription of shares                 1,289,226        2,183,235
Reserves arising from tax incentives and                779              632
 adjustment of equity securities
REVENUE RESERVES                                  9,202,536        5,281,523
Legal                                               728,240          405,318
Statutory:                                        8,474,296        4,876,205
                                             --------------   --------------
    - Dividend equalization (1)                   3,969,562        2,394,044
    - Working capital increase (2)                1,631,851          992,835
    - Increase in capital of investees (3)        2,872,883        1,489,326
============================================================================

(1) Reserve for Dividend Equalization - its purpose is to guarantee funds for the payment or advances of dividends, including interest on own capital, to maintain the flow of the stockholders' compensation.
(2) Reserve for Working Capital - its purpose is to guarantee funds for the instituitions' operations.
(3) Reserve for Increase in Capital of Investees - its purpose is to guarantee the preferred subscription right in the capital increases of investees.

d)   RECONCILIATION OF NET INCOME AND STOCKHOLDERS' EQUITY

     The difference between the Net Income and Stockholders' Equity of ITAU HOLDING and ITAU HOLDING CONSOLIDATED (Note 2b) arises from the adoption of different criteria for the amortization of goodwill on the acquisition of investments, the recording of tax credits and the write-off of unrealized profits on intercompany operations, on which the related taxes were deferred.

=====================================================================================================
                                            NET INCOME                     STOCKHOLDERS' EQUITY
                                 --------------------------------    --------------------------------
                                    01/01 TO          01/01 TO
                                   03/31/2006        03/31/2005        03/31/2006        03/31/2005
------------------------------   --------------    --------------    --------------    --------------
ITAU HOLDING                          1,979,497         1,238,435        17,999,063        15,514,535
Goodwill amortization                    56,795           (87,264)       (1,377,683)       (1,610,900)
Tax credit                             (576,338)          (11,345)                -           741,493
Unrealized profits (losses)                  27             1,470            (2,739)          (16,407)
ITAU HOLDING CONSOLIDATED             1,459,981         1,141,296        16,618,641        14,628,721
=====================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               125

e)   STOCK OPTION PLAN

This plan aims at involving the officers in the medium and long-term corporate development process. The options are personal and not transferable, and entitle to the subscription of one authorized capital share or, at the discretion of the management, to one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAU HOLDING Compensation Committee is responsible for defining the total number of shares to be granted, the eligible officers, the number granted to each officer, the validity of the option series, and the "vesting" and "forfeiture" periods for exercising the options. Options may be granted to eligible employees of Itau Holding or officers and employees of controlled companies for extraordinary and significant reasons and at upon employment of highly qualified individuals.

The exercise price of each series is fixed taking into consideration the average stock price at the Sao Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date.

The exercise of stock options, pursuant to the Plan's regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting records related to the plan are carried out upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders' Equity.

The dilution percentage of the current stockholders' interest, in the event all granted options were exercised by the end of the vesting period and based on the market value of Stockholders' Equity, would be 0.13%, 0.42%, 0.42%, 0.42%, 0.35% and 0.39% for 2006, 2007, 2008, 2009, 2010 and 2011, respectively.

Should the method of recognizing the granted option premiums in expenses be adopted, the effects in results based on the binomial stock pricing model would amount to R$ 12,963 in the period and R$ 221,513 in future periods until the end of the vesting period falling due on December 31, 2010.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               126

I - TOTAL GRANTED OPTIONS

====================================================================================================================
                                                       EXERCISE                         OPTIONS
     GRANTING                                            PRICE     -------------------------------------------------
-------------------      VESTING        EXERCISE       RESTATED                                              NOT
N(0)        DATE      PERIOD UNTIL    PERIOD UNTIL      (R$1)        GRANTED    EXERCISED     CANCELLED   EXERCISED
-------------------------------------------------------------------------------------------------------------------
SERIES                                                             21,277,500   20,917,500      360,000            -
--------------------------------------------------------------------------------------------------------------------
5th      02/22/1999      12/31/2003      12/31/2006        13.68    4,641,000    4,552,000       34,000       55,000
5th      05/02/2005      12/31/2003      12/31/2006        13.68        9,680            -            -        9,680
6th      02/14/2000      12/31/2004      12/31/2007        20.88    5,332,000    5,044,000      254,000       34,000
6th      05/02/2005      12/31/2004      12/31/2007        20.88       12,390            -            -       12,390
7th      02/19/2001      12/31/2005      12/31/2008        27.06    5,100,000    3,732,850      216,000    1,151,150
7th      02/19/2001      12/31/2005      12/31/2008        26.93      220,000      185,000            -       35,000
7th      10/16/2001      12/31/2005      12/31/2008        26.93       50,000       30,000            -       20,000
7th      03/10/2003      12/31/2005      12/31/2008        27.06       60,000            -            -       60,000
7th      05/02/2005      12/31/2005      12/31/2008        27.06       14,900            -            -       14,900
8th      03/04/2002      12/31/2006      12/31/2009        25.80    5,341,500      627,500      234,500    4,479,500
8th      03/04/2002      12/31/2006      12/31/2009        25.65       90,000            -            -       90,000
8th      01/07/2004      12/31/2006      12/31/2009        25.80       62,500            -            -       62,500
8th      05/02/2005      12/31/2006      12/31/2009        25.80       14,060            -            -       14,060
9th      03/10/2003      12/31/2007      12/31/2010        17.47    5,339,000      693,000      178,000    4,468,000
9th      03/10/2003      12/31/2007      12/31/2010        17.49      135,000       30,000            -      105,000
9th      01/07/2004      12/31/2007      12/31/2010        17.47       62,500            -            -       62,500
9th      05/02/2005      12/31/2007      12/31/2010        17.47       11,270            -            -       11,270
9th      08/01/2005      12/31/2007      12/31/2010        17.47       10,000            -            -       10,000
10th     02/16/2004      12/31/2008      12/31/2011        26.41    5,046,950      185,000      193,300    4,668,650
10th     08/01/2005      12/31/2008      12/31/2011        26.41       10,000            -            -       10,000
11th     02/21/2005      12/31/2009      12/31/2012        37.17    4,016,200      100,000       54,300    3,861,900
11th     08/01/2005      12/31/2009      12/31/2012        37.17       10,000            -            -       10,000
12th     02/21/2006      12/31/2010      12/31/2013        55.30    4,323,500            -            -    4,323,500
                                                      --------------------------------------------------------------
                                                      Total        61,189,950   36,096,850    1,524,100   23,569,000
====================================================================================================================

II - CHANGE IN STOCK OPTIONS

     ================================================================
                                                NUMBER      PRICE (*)
     ----------------------------------------------------------------
     Balance at 12/31/2005                    23,000,850        26.18
     Options:
     o Granted                                 4,323,500
     o Exercised                              (3,755,350)
     Balance at 03/31/2006                    23,569,000        31.58
     ================================================================

(*)  Weighted average exercise price

III - EXERCISED OPTIONS IN THE PERIOD (R$1)

     =====================================================================
     GRANTING     NUMBER OF SHARES   EXERCISE PRICE (*)   MARKET VALUE (*)
     ---------------------------------------------------------------------
     6th                     5,000                20.69              60.89
     7th                 3,532,350                26.87              63.54
     8th                    49,000                25.71              67.20
     10th                   69,000                26.19              62.50
     11th                  100,000                37.17              63.89
     ---------------------------------------------------------------------
     Total               3,755,350                27.11              63.57
     =====================================================================

     (*)  Weighted average value

IV - EFFECT OF THE OPTION EXERCISE
     =======================================================================
     Amount received for the sale of shares -exercised options       101,795
     (-) Cost of treasury shares sold                               (165,321)
     Effect on sale (*)                                              (63,526)
     =======================================================================

     (*)  Recorded in revenue reserves

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               127

NOTE 16 - RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and rates in accordance with normal market practices in force in the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

o The parent company ITAUSA, its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. and Itausa Empreendimentos S.A.;

o Fundacao Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG), closed private pension entities, that administer supplementary retirement plans sponsored by ITAU HOLDING and/or its subsidiaries, as described in Note 18a; and

o Fundacao Itau Social and Instituto Itau Cultural, entities sponsored by ITAU HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 19f and Note 19g.

The transactions with these related parties are not significant in the overall context of ITAU HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

o Bank transactions under normal conditions, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as movement of current accounts, investments in and redemption of securities and the provision of custody/management services.

o Purchase, lease, maintenance and technical assistance of IT equipment from Itautec Philco S.A. and subsidiaries.

o    Rental of real estate from ITAUSA, Fundacao Itaubanco, FUNBEP and PREBEG.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statement -
March 31, 2006                                                               128

NOTE 17 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAU HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

============================================================================================================
                                                                 BOOK VALUE                  MARKET
                                                           -----------------------   -----------------------
                                                           03/31/2006   03/31/2005   03/31/2006   03/31/2005
---------------------------------------------------------------------   ----------   ----------   ----------
Interbank deposits                                          8,190,176    9,216,798    8,223,739    9,221,050
Securities and derivatives                                 35,601,215   29,750,255   36,067,526   30,305,157

  Additional provision (exceeding minimum required)
  Adjustment of securities available for sale
  Adjustment of securities held to maturity
Loan, leasing and other credit operations                  59,300,711   47,691,767   59,575,698   47,907,451
Investment in BPI                                             548,331      567,851    1,929,236    1,333,336

  Controlling company
  Minority stockholders (2)
Funding and Borrowings (3)                                 31,532,815   24,214,876   31,628,796   24,205,665
Securitization of foreign payment orders                    1,168,970    1,642,410    1,166,347    1,551,341
Subordinated debts                                          4,470,568    4,769,877    4,511,433    4,695,492
Treasury shares                                             1,132,374      397,365    1,575,674      829,090
TOTAL UNREALIZED
============================================================================================================

============================================================================================================
                                                                     UNREALIZED INCOME (LOSS) (1)
                                                           -------------------------------------------------
                                                                   RESULT             STOCKHOLDERS' EQUITY
                                                           -----------------------   -----------------------
                                                           03/31/2006   03/31/2005   03/31/2006   03/31/2005
---------------------------------------------------------------------   ----------   ----------   ----------
Interbank deposits                                             33,563        4,252       33,563        4,252
Securities and derivatives                                    979,517    1,103,106      466,311      554,902
                                                           ----------   ----------   ----------   ----------
  Additional provision (exceeding minimum required)           280,000      400,000      280,000      400,000
  Adjustment of securities available for sale                 496,423      540,086            -            -
  Adjustment of securities held to maturity                   203,094      163,020      186,311      154,902
Loan, leasing and other credit operations                     274,987      215,684      274,987      215,684
Investment in BPI                                           1,380,905      765,485    1,380,905      765,485
                                                           ----------   ----------   ----------   ----------
  Controlling company                                         814,170      451,323      814,170      451,323
  Minority stockholders (2)                                   566,735      314,162      566,735      314,162
Funding and Borrowings (3)                                    (95,981)       9,211      (95,981)       9,211
Securitization of foreign payment orders                        2,623       91,069        2,623       91,069
Subordinated debts                                            (40,865)      74,385      (40,865)      74,385
Treasury shares                                                     -            -      443,300      431,725
Total Unrealized                                            2,534,749    2,263,192    2,464,843    2,146,713
============================================================================================================

(1)  It does not consider corresponding tax effects.

(2) The investment held by minority stockholders does not affect the result of Itau Holding.

(3) Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               129

To obtain the market values for these financial instruments, the following criteria were adopted:

o Interbank deposits were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on April 3, 2006 for floating-rate securities.

o Securities and derivative financial instruments, according to the rules established by Circular 3068 and Circular 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Brazilian Central Bank (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government Securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

o Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

o Investments in foreign affiliated companies (BPI) are determined based on stock market quotations, book value per share and auction quotations.

o Time and interbank deposits and funds from acceptances and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on April 3, 2006. The effects of hedges (swap contracts) are also taken into account.

o Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

o Subordinated debts, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

o Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statement -
March 31, 2006                                                               130

NOTE 18 - BENEFITS TO EMPLOYEES

Under the terms of CVM Deliberation 371, dated December 13, 2000, we present the policies adopted by ITAU HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a)   SUPPLEMENTARY RETIREMENT BENEFITS:

     ITAU HOLDING and its subsidiaries sponsor supplementary retirement plans managed by the closed private pension entities Fundacao Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG). The main purpose of these entities is to grant life annuity benefits (FUNBEP, PREBEG and the plan of Fundacao Bemge de Seguridade Social (FASBEMGE), which also grant death benefits) in order to supplement the retirement paid by the Social Security. All of these plans are closed to new participants.

     As regards the new employees hired as from August 1, 2002, they have the option to participate in a defined contribution plan (PGBL) managed by Itau Vida e Previdencia S.A.

     During the period, the contributions paid totaled R$ 7,460 (R$ 6,733 from January 1 to March 31, 2005). The contribution rate increases based on the beneficiary's salary.

b)   POST-EMPLOYMENT BENEFITS:

     ITAU HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAU, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the year, the contributions made totaled R$ 2,596 (R$ 2,193 from January 1 to March 31, 2005). The contribution rate increases based on the beneficiary's age.

c)   NET AMOUNT OF ASSETS AND ACTUARIAL LIABILITIES OF THE BENEFIT PLANS:

     The assets and actuarial liabilities calculated in conformity with the criteria established by CVM Deliberation 371/2000 are summarized below.

     ========================================================
                                    03/31/2006    03/31/2005
     --------------------------    -----------    -----------
     Net assets of the plans         9,726,000      8,549,374
     Actuarial liabilities          (8,172,619)    (7,097,650)
                                   -----------    -----------
     Surplus (*)                     1,553,381      1,451,724
     ========================================================
     (*) According to paragraph 49.g of the attachment to the CVM Resolution 371/00, the net surplus was not recognized.

     In addition to the reserves recorded by the plans, the sponsors have provisions in the amount of R$ 31,718 (R$ 27,046 at March 31, 2005) (Note
     12c) to cover insufficient actuarial reserves.

d)   CHANGES IN NET ASSETS AND ACTUARIAL LIABILITIES, AND SURPLUS

==================================================================================================================================
                                                      01/01 TO 03/31/2006                          01/01 TO 03/31/2005
                                           ------------------------------------------   ------------------------------------------
                                                           ACTUARIAL                                     ACTUARIAL
DESCRIPTION                                   ASSETS      LIABILITIES       SURPLUS        ASSETS       LIABILITIES     SURPLUS
----------------------------------------------------------------------------------------------------------------------------------
Present value - beginning of the year         9,178,748     (8,035,973)     1,142,775      8,264,190     (6,967,474)     1,296,716
Expected return from assets/ Cost of
 current service + interest                     279,975       (253,183)        26,792        250,921       (217,324)        33,597
Benefits paid                                   (96,574)        96,574              -        (87,148)        87,148              -
Contributions sponsors/participants              16,518              -         16,518         15,384              -         15,384
Gains/(losses) in the period (1)/(2)            347,333         19,963        367,296        106,027              -        106,027
Present value - end of the year               9,726,000     (8,172,619)     1,553,381      8,549,374     (7,097,650)     1,451,724
==================================================================================================================================

(1) The gains in assets correspond to the earnings obtained above the expected return rate of assets assumptions.

(2)  Gains on actuarial liabilities refer to the review of future contributions.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               131

e)   MAIN ASSUMPTIONS USED IN ACTUARIAL ASSESSMENT:

=======================================================================
Discount rate                                      10.24% p.a.
Return rate expected for the assets               12.32 % p.a.
Mortality table                                      GAM-83
Turnover (1)                                    Exp.Itau 1999/2001
Future salary growth                               7.12 % p.a.
Growth of the pension fund and social
 security benefits                                 4.00 % p.a.
Inflation                                          4.00 % p.a.
Actuarial method                              Projected Unit Credit (2)
=======================================================================

(1) The turnover assumption is based on the effective participants of ITAU HOLDING, resulting in an average of 2.0% p.a. based on 1999/2001 experience.
(2) Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the time of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statement -
March 31, 2006                                                               132

NOTE 19 - ADDITIONAL INFORMATION

a) INVESTMENT FUNDS AND MANAGED PORTFOLIOS - ITAU HOLDING, through its subsidiary companies, manages the following type of investments funds: privatization, fixed income, shares, open portfolio shares, investment clubs, its customers' and Group portfolios, domestic and foreign, classified in off-balance sheet accounts, distributed, as follows:

==================================================================================================================
                                     AMOUNT                      AMOUNT (*)                  NUMBER OF FUNDS
                           ---------------------------   ---------------------------   ---------------------------
                            03/31/2006     03/31/2005     03/31/2006     03/31/2005     03/31/2006     03/31/2005
---------------------------------------   ------------   ------------   ------------   ------------   ------------
Investment funds            126,557,881     96,632,121    126,557,881     96,632,121            734            672
Fixed income                120,005,788     93,846,567    120,005,788     93,846,567            655            600
Shares                        6,552,093      2,785,554      6,552,093      2,785,554             79             72
Managed portfolio            40,876,141     35,808,090      9,018,498      8,565,342          4,115          4,452
Customers                    24,239,651     18,862,483      5,422,648      4,333,288          4,068          4,397
Itau Group                   16,636,490     16,945,607      3,595,850      4,232,054             47             55
TOTAL                       167,434,022    132,440,211    135,576,379    105,197,463          4,849          5,124
==================================================================================================================

     (*) It refers to the distribution after elimination of double-counting of managed funds in investment funds.

b)   FUNDS FROM CONSORTIUM

============================================================================
                                                     03/31/2006   03/31/2005
---------------------------------------------------------------   ----------
  Monthly estimate of installments
   receivable from participants                          34,528       35,715
  Group liabilities by installments                   1,293,350    1,421,838
  Participants - assets to be delivered               1,140,348    1,310,765
  Funds available for participants                      181,124      158,012
---------------------------------------------------------------   ----------
(IN UNITS)
  Number of managed groups                                  952          930
  Number of current participants                        125,000      134,242
  Number of assets to be delivered to participants       51,422       73,892
============================================================================

c) INSURANCE POLICY - ITAU HOLDING and its subsidiaries, despite the low risk exposure due to a non-physical concentration of their assets, have the policy to guarantee its securities and assets at amounts considered sufficient to cover possible claims.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               133

d)   FOREIGN CURRENCIES

     The balances in reais linked to foreign currency were:

==============================================================================
                                                       03/31/2006   03/31/2005
------------------------------------------------------------------------------
Permanent foreign investments                           6,266,037    6,899,706
Net amount of other assets and liabilities indexed
 to foreign currency, including derivatives            (9,081,283)  (9,722,908)
Net foreign exchange position (*)                      (2,815,246)  (2,823,202)
==============================================================================

     (*) If the participation of the other shareholders in Banco Itau Europa S.A. were not considered, the net foreign exchange position would amount to R$ (3.434.194), (R$(3,597,045) at 03/31/2005).

     The foreign exchange position, considering the tax effects on the net balance of the other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

e)   RESTRICTED ASSET OPERATIONS

     We present below information related to the restricted asset operations, carried out as prescribed by BACEN Resolution 2921/02.

==============================================================================================================================
                                                                                                                     01/01 TO
                                                                                                       03/31/2006   03/31/2006
                                                                                                       ----------   ----------
                                                                                                                      INCOME
                                                      0 - 30     31 - 180     181 - 365    OVER 365      TOTAL      (EXPENSES)
-----------------------------------------------------------------------------------------------------------------   ----------
Restricted asset operations
  Credit operations                                     2,146      177,079        5,834      265,242      450,301      (10,628)
-----------------------------------------------------------------------------------------------------------------   ----------
Liabilities for restricted asset operations
  Liabilities for securities issued overseas            2,146      176,976        5,894      265,885      450,901       11,217
-----------------------------------------------------------------------------------------------------------------   ----------
Net result of restricted operations                                                                                        589
==============================================================================================================================

At March 31, 2006, there were no overdue transactions.

f) FUNDACAO ITAU SOCIAL - ITAU HOLDING and its subsidiaries are the main sponsors of Fundacao Itau Social, the objectives of which are: 1) managing the "Itau Social Program" which aims at coordinating the organization's role in projects of interest for the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Itau Social Program" and 3) providing food and other similar benefits to the employees of ITAU HOLDING and other companies of the group.

     Donations made by the consolidated companies totaled R$ 749 in the period, and the Foundation's social, net assets totaled R$ 359,458 at March 31, 2006. Income arising from it's investiments destined for the Foundation's social purposes.

g) INSTITUTO ITAU CULTURAL - IIC - ITAU HOLDING and its subsidiaries are supporters of Instituto Itau Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil's cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 5,500 (R$ 5,150 from January 1 to March 31, 2005).

h) NEGOTIATION AND INTERMEDIATION OF SECURITIES (ASSETS/LIABILITIES) - At March 31, 2005, the balance of this account includes an operation intermediated by Itau Corretora de Valores S.A., on account of customers, in the amount of R$ 3,175,672 referring to the Public Offering of Purchase of Shares performed on the trading day of the Sao Paulo Stock Exchange (Bovespa) on March 29, 2005 and settled on April 5, 2005.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               134

NOTE 20 - INFORMATION ON FOREIGN SUBSIDIARIES

==================================================================================================================================
                                                                                                         BANCO ITAU EUROPA S.A.
                                               FOREIGN BRANCHES (1)       BANCO ITAU BUEN AYRE S.A.         CONSOLIDATED (2)
                                           ---------------------------   ---------------------------   ---------------------------
                                            03/31/2006     03/31/2005     03/31/2006     03/31/2005     03/31/2006     03/31/2005
----------------------------------------   ------------   ------------   ------------   ------------   ------------   ------------
ASSETS
------
CURRENT AND LONG-TERM RECEIVABLES

Cash and cash equivalents                        93,092         72,838         44,929         44,904         36,377         55,262
Short-term interbank deposits                 2,760,122      3,052,274              -             11      2,668,511      3,862,036
Securities                                    3,239,212      2,920,792        243,541        246,968      2,084,722      1,854,758
Loans, leasing operations and
 other credits                                  800,686      1,470,073        735,620        848,751      1,763,630      2,467,740
Prepaid expenses                                 20,053         31,694          1,666          2,168          8,268          8,939
Other assets                                    314,440        464,472        199,682        303,340         44,984         75,155
Permanent assets
  Investments                                   556,484        599,829          6,766          5,216        504,700        489,131
  Fixed assets                                    3,092          5,630         32,054         51,128          8,547          9,544
  Deferred charges                                4,426          6,857            591         24,808          7,175          6,491
Total                                         7,791,607      8,624,459      1,264,849      1,527,294      7,126,914      8,829,056
-----
----------------------------------------   ------------   ------------   ------------   ------------   ------------   ------------
LIABILITIES
-----------
CURRENT AND LONG-TERM LIABILITIES

Deposits                                      2,466,742        844,361      1,013,381      1,149,716      3,116,073      4,435,903
  Demand deposits                               440,973         57,904        324,030        481,492        431,282        440,814
  Savings accounts                                    -              -        257,190        258,216              -              -
  Interbank deposits                              3,365        224,187        114,207         85,249         88,750        310,545
  Time deposits                               2,022,404        562,270        317,954        324,759      2,596,041      3,684,544
Deposits received under securities
 repurchase agreements                          593,849        907,641              -              -        170,612        457,974
Funds from acceptances and
 issue of securities                            527,069      1,159,852              -              -      1,810,465      1,542,899
Borrowings                                      179,616        664,911              -         27,429        855,639        964,608
Derivative financial instruments                 78,792         70,033              -              -         28,820         30,120
Other liabilities                             2,128,951      2,875,737         36,260         89,414         51,762         71,685
Deferred income                                   5,285          7,793              -              -          4,573          1,036
Minority interest in subsidiaries                     -              -              -              -            124            138
Stockholders' equity
  Capital and reserves                        1,770,468      2,074,683        209,315        258,439      1,040,440      1,254,311
  Income for the period                          40,835         19,448          5,893          2,296         48,406         70,382
Total                                         7,791,607      8,624,459      1,264,849      1,527,294      7,126,914      8,829,056
-----
==================================================================================================================================

==================================================================================================================================
                                                                                                           BANCO ITAU-BBA S.A.
                                                 ITAU BANK, LTD.              NON-FINANCIAL (3)             SUBSIDIARIES (4)
                                           ---------------------------   ---------------------------   ---------------------------
                                            03/31/2006     03/31/2005     03/31/2006     03/31/2005     03/31/2006     03/31/2005
----------------------------------------   ------------   ------------   ------------   ------------   ------------   ------------
ASSETS
------
CURRENT AND LONG-TERM RECEIVABLES

Cash and cash equivalents                        49,756         54,845        183,661         38,543         49,250         38,782
Short-term interbank deposits                 1,961,075      1,069,216        356,416         34,646      1,705,497      3,461,067
Securities                                    1,184,554      1,605,388         57,134         38,186      5,704,927      4,414,729
Loans, leasing operations
 and other credits                                3,689         87,248              -              -      2,096,403      2,231,235
Prepaid expenses                                    145            239             61            213          6,891          9,381
Other assets                                    283,790        222,093        123,629        640,757        703,569        788,722
PERMANENT ASSETS
   Investments                                        3          1,556       ,516,603      3,074,842         29,197         28,614
   Fixed assets                                       -             45            738          1,052            175            189
   Deferred charges                                   -              4          1,762            206             15             20
Total                                         3,483,012      3,040,634      3,240,004      3,828,445     10,295,924     10,972,739
-----
----------------------------------------   ------------   ------------   ------------   ------------   ------------   ------------
LIABILITIES
-----------
CURRENT AND LONG-TERM LIABILITIES

Deposits                                        791,858        300,263              -              -      3,103,108      3,357,738
   Demand deposits                               50,930        102,809              -              -         55,026         23,720
   Savings accounts                                   -              -              -              -              -              -
   Interbank deposits                           731,177         85,455              -              -              -              -
   Time deposits                                  9,751        111,999              -              -      3,048,082      3,334,018
Deposits received under securities
 repurchase agreements                           59,955         46,040              -              -      1,125,350        721,386
Funds from acceptances and
 issue of securities                            204,435              -              -              -        270,966        582,950
Borrowings                                        5,163             14            139         35,285      2,169,008      3,293,794
Derivative financial instruments                 90,318         34,170              -              -      1,026,482         52,963
Other liabilities                             1,118,856      1,215,318         60,032         75,660        694,284      1,160,970
Deferred income                                       6             13            400            465          2,349          3,036
Minority interest in subsidiaries                     -              -            258            204              -              -
Stockholders' equity
   Capital and reserves                       1,234,283      1,437,961      3,094,785      3,623,955      1,817,408      1,730,586
   Income for the period                        (21,862)         6,855         84,390         92,876         86,969         69,316
Total                                         3,483,012      3,040,634      3,240,004      3,828,445     10,295,924     10,972,739
-----
==================================================================================================================================

======================================================================
                                             FOREIGN CONSOLIDATED (5)
                                           ---------------------------
                                            03/31/2006     03/31/2005
----------------------------------------   ------------   ------------
ASSETS
------
CURRENT AND LONG-TERM RECEIVABLES

Cash and cash equivalents                       274,625        259,781
Short-term interbank deposits                 5,194,485      8,517,612
Securities                                   12,030,929     10,685,187
Loans, leasing operations
 and other credits                            5,399,890      7,060,005
Prepaid expenses                                 37,171         52,699
Other assets                                  1,668,832      2,481,517
Permanent assets
    Investments                                 555,504        577,000
    Fixed assets                                 44,861         68,019
    Deferred charges                             14,140         38,670
Total                                        25,220,437     29,740,490
-----
----------------------------------------   ------------   ------------
LIABILITIES
-----------
CURRENT AND LONG-TERM LIABILITIES

Deposits                                      5,972,391      7,185,510
    Demand deposits                             731,306        974,551
    Savings accounts                            257,190        258,215
    Interbank deposits                          346,294        646,237
    Time deposits                             4,637,601      5,306,507
Deposits received under securities
 repurchase agreements                        1,777,891      1,896,647
Funds from acceptances and
 issue of securities                          2,790,433      3,171,037
Borrowings                                    3,143,079      4,860,977
Derivative financial instruments              1,118,348        155,140
Other liabilities                             4,023,693      5,415,813
Deferred income                                  12,613         12,343
Minority interest in subsidiaries               115,951        143,317
Stockholders' equity
    Capital and reserves                      6,053,150      6,660,598
    Income for the period                       212,888        239,108
Total                                        25,220,437     29,740,490
-----
======================================================================

(1) Banco Itau S.A. - Branches, Grand Cayman, New York, Tokyo and, only on 03.31.2006, Banco Itau Holding Financeira S. A. - Branch Grand Cayman.

(2) Banco Itau Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itau Europa Luxembourg S.A., Banco Itau Europa Fund Management Company, S.A., BIEL Fund Management Company S.A. and BIE Cayman, Ltd.

(3) Afinco Americas Madeira, SGPS, Soc. Unipessoal Lda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Externalizacion Global S.A.(only on 03.31.2005), Itau Asset Management S. A. Sociedad Gerente de Fondos Comunes de Inversion, Itau Europa, SGPS, Lda., Itausa Portugal - SGPS, S.A., Itau Leasing de Chile Ltda., Zux Cayman Company Ltd., Zux SGPS, Lda, BIEL Holdings AG, IPI - Itausa Portugal Investimentos, SGPS Lda., Itau Europa Luxembourg Advisory Holding Company S.A.,Itausa Europa - Investimentos, SGPS, Lda., Agate SaRL, ITB Holding Ltd., Topaz Holding Ltd., Itau USA Inc, Jasper International Investiment LLC, Itauinv - Itau International Investment LLC, ITrust Servicios Financeiros S.A., Albarus S.A., I.F.E. Banco Bemge (Uruguay) S. A. (company merged in August 2005), Banco Del Parana S. A. , Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation, Spinel Corporation, Tanzanite Corporation and, only on 03.31.2006, Itau Sociedad de Bolsa S.A.

(4) Peroba Ltd. (current name of BBA-Creditanstalt Bank Ltd.), Banco Itau-BBA S.A. - Nassau Branch, Banco Itau-BBA S.A. - Uruguay Branch, Mundostar S.A., Karen International Ltd., Nevada Woods S.A. , AKBAR - Marketing e Servicos, Lda.

(5) Information on foreign consolidated presents balances net of eliminations from consolidation.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               135

NOTE 21 - STATEMENT OF CASH FLOWS

We present below the Statement of Cash Flows prepared by the Indirect Method

a)   ITAU HOLDING CONSOLIDATED

==========================================================================================================
                                                                              01/01 TO         01/01 TO
                                                                             03/31/2006       03/31/2005
-----------------------------------------------------------------------------------------   --------------
Adjusted net income                                                             3,495,304        2,287,952
  Net income                                                                    1,459,981        1,141,296
  Adjusted net income:                                                          2,035,323        1,146,656
     Adjustment to market value of securities and
      derivative financial instruments (assets/liabilities)                        55,986            1,894
     Allowance for loan losses                                                  1,439,714          755,608
     Adjustment to the allowance and contingent liabilities                        16,541           37,753
     Results from operations with subordinated debts                               (6,388)         110,869
     Results from securization of foreign payment orders                          (78,715)          24,341
     Change in technical provision for
      insurance, pension plan and capitalization                                  568,547          382,495
     Depreciation and amortization                                                138,750          144,706
     Extraordinary result in subsidiaries and associated companies                      -          (39,755)
     Deferred taxes                                                               (68,348)        (203,212)
     Equity in results of associated companies                                    (37,206)         (94,897)
     Minoritary interest result                                                     1,620           38,037
     Others                                                                         4,822          (11,183)
  Change in assets and liabilities                                             (2,819,035)      (3,748,910)
   (Increase) Decrease in short-term interbank investments                        514,541       (2,255,556)
   (Increase) Decrease in securities and derivative
    financial instruments (Assets/Liabilities)                                 (2,591,919)         300,451
   (Increase) Decrease in compulsory deposits with
    Brazilian Central Bank                                                      1,405,100           (5,508)
   (Increase) Decrease in interbank and
    interbranch accounts (Assets/Liabilities)                                      58,543          (41,566)
   (Increase) Decrease in loan, capital leasing operations
    and other credits                                                          (4,212,032)      (4,093,864)
   (Increase) Decrease in other receivables and assets                           (133,612)         398,589
   (Increase) Decrease in foreign exchange portfolio
    and negotiation and intermediation of securities (Assets/Liabilities)         518,560          171,081
   (Increase) in Adjustment of Securities in Subsidiary Companies                 (20,948)               -
   (Decrease) Increase in technical provisions for
    insurance, pension plan and capitalization                                    330,160          148,310
   (Decrease) Increase in other liabilities                                     1,310,499        1,631,097
   (Decrease) Increase in deferred income                                           2,073           (1,944)
OPERATING ACTIVITIES - Net cash provided by / (invested)                          676,269       (1,460,958)
  Sale of non-operating assets                                                     80,345           47,513
  Sale of investments                                                                 375               41
  Sale of fixed assets for use                                                      6,689            3,531
  Purchase of non-operating assets                                                (80,709)         (35,033)
  Purchase of investments                                                         (17,498)          (6,284)
  Purchase of fixed assets for use                                                (80,324)         (92,588)
  Deferred charges                                                                (32,327)         (13,227)
  Change in participation of minority interest                                    216,169           38,571
INVESTMENT ACTIVITIES - Net cash provided by/ (invested)                           92,720          (57,476)
  Increase (Decrease) in deposits                                               1,168,273        1,994,852
  Increase (Decrease) in deposits received under
   securities repurchase agreements                                              (116,050)       1,268,550
  Increase (Decrease) in funds for issuance of securities                       1,753,667          318,874
  Increase (Decrease) in borrowings and onlendings                               (955,567)        (288,642)
  Increase (Decrease) in credit cards operations                                 (973,936)        (438,149)
  Increase (Decrease) in securitization of foreign payment orders                 (37,650)        (284,958)
  Increase (Decrease) in subordinated debts                                      (107,465)        (106,332)
  Stock options granted                                                           101,795           87,673
  Purchase of treasury shares                                                      (1,668)          (9,701)
  Interest on own capital paid                                                 (1,353,222)        (991,223)
FINANCING ACTIVITIES - Net cash provided by / (invested)                         (521,823)       1,550,944
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET                             247,166           32,510
  At the beginning of the period                                                2,084,562        1,930,452
  At the end of the period                                                      2,331,728        1,962,962
==========================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               136

b) ITAU HOLDING

==========================================================================================================
                                                                              01/01 TO         01/01 TO
                                                                             03/31/2006       03/31/2005
-----------------------------------------------------------------------------------------   --------------
  Adjusted net income                                                              15,691          (50,885)
   Net income                                                                   1,979,497        1,238,435
   Adjusted net income:                                                        (1,963,806)      (1,289,320)
     Deferred taxes                                                               (94,936)          26,879
     Equity in results of associated companies                                 (1,868,893)      (1,316,199)
     Depreciation and amortization                                                     23                -
  Change in assets and liabilities                                                368,253           32,347
   (Increase) Decrease in short-term interbank investments                        364,838          (18,339)
   (Increase) Decrease in securities and derivative
    financial instruments (Assets/Liabilities)                                    (10,761)            (877)
   (Increase) Decrease in other credits and
    assets and other liabilities                                                   14,176           51,563
OPERATING ACTIVITIES - Net cash provided by / (invested)                          383,944          (18,538)
  Interest on own capital/Dividends received                                      779,772          978,001
  Purchase of investments                                                          (1,100)         (46,206)
  Purchase of fixed assets for use / Deferred charges                                 (40)               -
INVESTMENT ACTIVITIES - Net cash provided by/ (invested)                          778,632          931,795
  Increase (Decrease) in interbank deposits                                        90,382                -
  Purchase of treasury shares                                                      (1,668)          (9,701)
  Interest on own capital paid                                                 (1,353,222)        (991,223)
  Stock options granted                                                           101,795           87,673
FINANCING ACTIVITIES - Net cash provided by / (invested)                       (1,162,713)        (913,251)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET                                (137)               6
  At the beginning of the period                                                      281               45
  At the end of the period                                                            144               51
==========================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               137

                REPORT OF INDEPENDENT AUDITORS ON LIMITED REVIEWS

To the Board of Directors and Stockholders
Banco Itau Holding Financeira S.A.

1. We have carried out limited reviews of the Quarterly Financial Information of Banco Itau Holding Financeira S.A. and Banco Itau Holding Financeira S.A. and its subsidiaries (consolidated) for the quarters ended March 31, 2006 and 2005, consisting of the consolidated balance sheet and the corresponding consolidated statement of income. This information is the responsibility of the management of the Bank.

2. Our reviews were carried out in conformity with specific standards established by the IBRACON - Institute of Independent Auditors of Brazil, in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Bank and its subsidiaries.

3. Based on our limited reviews, we are not aware of any material modifications that should be made to the Quarterly Financial Information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Central Bank (BACEN) and Brazilian Securities Commission (CVM) regulations.

Sao Paulo, May 2, 2006


PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5


Ricardo Baldin
Contador CRC 1SP110374/O-0

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               138

                       BANCO ITAU HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23         Listed company                NIRE. 35300010230

                         OPINION OF THE FISCAL COUNCIL

     The members of the Fiscal Council of BANCO ITAU HOLDING FINANCEIRA S.A., after examining the financial statements for the first quarter of 2006, have verified the accuracy of all the elements thereof and are satisfied that they adequately reflect the assets and liabilities of the Company, its financial situation and the activities undertaken during this period, and recommend that they be approved by the Company's Board of Directors.

                           Sao Paulo-SP, May 5, 2006.


                        GUSTAVO JORGE LABOISSIERE LOYOLA


                               IRAN SIQUEIRA LIMA


                            FERNANDO ALVES DE ALMEIDA

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
March 31, 2006                                                               139

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Banco Itau Holding Financeira S.A.
                                      (Registrant)

Date:  May 15, 2006                   By:    /s/ Alfredo Egydio Setubal
                                             -----------------------------------
                                      Name:  Alfredo Egydio Setubal
                                      Title: Investor Relations Officer


                                      By:    /s/ Silvio Aparecido de Carvalho
                                             -----------------------------------
                                      Name:  Silvio Aparecido de Carvalho
                                      Title: Executive Director